EXECUTION COPY

SHARE PURCHASE AGREEMENT

among

BTG plc

and

BTG INTERNATIONAL HOLDINGS LTD.

and

NORDION (CANADA) INC.

and

NORDION INC.

Dated as of May 22, 2013

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION [INSERT PAGE NUMBER]

Section 1.1	Definitions.	[INSERT PAGE NUMBER]

Section 1.2	Knowledge of the Vendor.	[INSERT PAGE NUMBER]

Section 1.3	Generally Accepted Accounting Principles.	[INSERT PAGE NUMBER]

Section 1.4	Calculations in United States Dollars.	[INSERT PAGE NUMBER]

Section 1.5	Interpretation.	[INSERT PAGE NUMBER]

Section 1.6	Schedules.	[INSERT PAGE NUMBER]

ARTICLE 2 PURCHASE AND SALE; PURCHASE PRICE [INSERT PAGE NUMBER]

Section 2.1	Purchase and Sale of Purchased Shares.	[INSERT PAGE NUMBER]

Section 2.2	Purchase Price.	[INSERT PAGE NUMBER]

Section 2.3	Payment of Purchase Price and Closing Deliverables.	[INSERT PAGE NUMBER]

Section 2.4	Closing Date Working Capital Statement.	[INSERT PAGE NUMBER]

Section 2.5	Settlement Date.	[INSERT PAGE NUMBER]

Section 2.6	Payment and Location of Closing.	[INSERT PAGE NUMBER]

Section 2.7	Third Party Consents.	[INSERT PAGE NUMBER]

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE VENDOR [INSERT PAGE NUMBER]

Section 3.1	Organization and Authority of the Vendor and Enforceability.	[INSERT PAGE NUMBER]

Section 3.2	Organization and Qualification of the Corporation.	[INSERT PAGE NUMBER]

Section 3.3	Purchased Shares.	[INSERT PAGE NUMBER]

Section 3.4	Government Approvals, Notices and Filings.	[INSERT PAGE NUMBER]

Section 3.5	Third Party Consents, Approvals and Notices.	[INSERT PAGE NUMBER]

Section 3.6	Absence of Breach; Non-Contravention.	[INSERT PAGE NUMBER]

Section 3.7	Absence of Other Liabilities	[INSERT PAGE NUMBER]

Section 3.8	Title to Assets.	[INSERT PAGE NUMBER]

Section 3.9	Sufficiency and Condition of Assets.	[INSERT PAGE NUMBER]

Section 3.10	Location of Assets.	[INSERT PAGE NUMBER]

Section 3.11	Absence of other Business; No Subsidiaries.	[INSERT PAGE NUMBER]

Section 3.12	Absence of Changes.	[INSERT PAGE NUMBER]

Section 3.13	Material Business Contracts.	[INSERT PAGE NUMBER]

Section 3.14	Intellectual Property Rights.	[INSERT PAGE NUMBER]

Section 3.15	Employee Benefit Plans.	[INSERT PAGE NUMBER]

Section 3.16	Employees; Labour Relations.	[INSERT PAGE NUMBER]

Section 3.17	Taxes and Tax Returns.	[INSERT PAGE NUMBER]

Section 3.18	Insurance.	[INSERT PAGE NUMBER]

Section 3.19	Environmental Matters.	[INSERT PAGE NUMBER]

Section 3.20	Permits.	[INSERT PAGE NUMBER]

Section 3.21	Regulatory Matters	[INSERT PAGE NUMBER]

Section 3.22	Compliance with Laws.	[INSERT PAGE NUMBER]

Section 3.23	Litigation.	[INSERT PAGE NUMBER]

Section 3.24	Affiliate Transactions.	[INSERT PAGE NUMBER]

Section 3.25	Brokers.	[INSERT PAGE NUMBER]

Section 3.26	Major Suppliers and Customers.	[INSERT PAGE NUMBER]

Section 3.27	Inventories.	[INSERT PAGE NUMBER]

Section 3.28	Manufacturing.	[INSERT PAGE NUMBER]

Section 3.29	Know-How.	[INSERT PAGE NUMBER]

Section 3.30	Copies of Contracts, etc.	[INSERT PAGE NUMBER]

Section 3.31	Books and Records.	[INSERT PAGE NUMBER]

Section 3.32	Trade Allowances.	[INSERT PAGE NUMBER]

Section 3.33	Product Sold.	[INSERT PAGE NUMBER]

Section 3.34	Financial Statements.	[INSERT PAGE NUMBER]

Section 3.35	Nordion (S.a.r.l) Luxembourg.	[INSERT PAGE NUMBER]

Section 3.36	No Knowledge of Breach.	[INSERT PAGE NUMBER]

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASING PARTIES [INSERT PAGE NUMBER]

Section 4.1	Authority of Purchasing Parties and Enforceability.	[INSERT PAGE NUMBER]

Section 4.2	Organization and Qualification of Purchasing Parties.	[INSERT PAGE NUMBER]

Section 4.3	Government Approvals, Notices and Filings.	[INSERT PAGE NUMBER]

Section 4.4	Third Party Consents, Approvals and Notices.	[INSERT PAGE NUMBER]

Section 4.5	Absence of Breach; Non-Contravention.	[INSERT PAGE NUMBER]

Section 4.6	Litigation.	[INSERT PAGE NUMBER]

Section 4.7	Brokers.	[INSERT PAGE NUMBER]

Section 4.8	Financing.	[INSERT PAGE NUMBER]

Section 4.9	Bankruptcy.	[INSERT PAGE NUMBER]

Section 4.10	No Knowledge of Breach	[INSERT PAGE NUMBER]

ARTICLE 5 COVENANTS OF THE VENDOR [INSERT PAGE NUMBER]

Section 5.1	Conduct of Business Prior to Closing	[INSERT PAGE NUMBER]

Section 5.2	Restrictions.	[INSERT PAGE NUMBER]

Section 5.3	Books and Records; Business Contracts.	[INSERT PAGE NUMBER]

Section 5.4	Access.	[INSERT PAGE NUMBER]

Section 5.5	Regulatory and Third Party Approvals and Claims.	[INSERT PAGE NUMBER]

Section 5.6	Fulfillment of Conditions	[INSERT PAGE NUMBER]

Section 5.7	Non Solicitation.	[INSERT PAGE NUMBER]

Section 5.8	Nordion Guarantee	[INSERT PAGE NUMBER]

Section 5.9	Notice of Untrue Representation or Warranty	[INSERT PAGE NUMBER]

Section 5.10	Other Covenants	[INSERT PAGE NUMBER]

ARTICLE 6 COVENANTS OF PURCHASING PARTIES [INSERT PAGE NUMBER]

Section 6.1	Access.	[INSERT PAGE NUMBER]

Section 6.2	Regulatory and Third Party Approvals.	[INSERT PAGE NUMBER]

Section 6.3	Fulfillment of Conditions.	[INSERT PAGE NUMBER]

Section 6.4	Non Solicitation.	[INSERT PAGE NUMBER]

Section 6.5	Parent Guarantee.	[INSERT PAGE NUMBER]

Section 6.6	Notice of Untrue Representation or Warranty.	[INSERT PAGE NUMBER]

ARTICLE 7 ADDITIONAL AGREEMENTS OF THE VENDOR AND PURCHASING PARTIES [INSERT PAGE NUMBER]

Section 7.1	Confidentiality.	[INSERT PAGE NUMBER]

Section 7.2	Regulatory Filings and Other Actions.	[INSERT PAGE NUMBER]

Section 7.3	Further Assurances.	[INSERT PAGE NUMBER]

Section 7.4	Tax Matters.	[INSERT PAGE NUMBER]

Section 7.5	Asset Purchase Agreement.	[INSERT PAGE NUMBER]

Section 7.6	Corporate Action, Resignations, Releases, Indemnification.	[INSERT PAGE NUMBER]

Section 7.7	Employee Matters.	[INSERT PAGE NUMBER]

ARTICLE 8 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASING PARTIES [INSERT PAGE NUMBER]

Section 8.1	Representations and Warranties.	[INSERT PAGE NUMBER]

Section 8.2	Performance of Covenants.	[INSERT PAGE NUMBER]

Section 8.3	Orders and Laws.	[INSERT PAGE NUMBER]

Section 8.4	Consents, Approvals and Notices.	[INSERT PAGE NUMBER]

Section 8.5	Officer’s Certificate.	[INSERT PAGE NUMBER]

Section 8.6	No Material Adverse Effect.	[INSERT PAGE NUMBER]

Section 8.7	Asset Purchase Agreement.	[INSERT PAGE NUMBER]

Section 8.8	Other Transaction Documents.	[INSERT PAGE NUMBER]

Section 8.9	Opinion of Counsel for Vendor.	[INSERT PAGE NUMBER]

Section 8.10	No Proceedings.	[INSERT PAGE NUMBER]

Section 8.11	Manufacturing Support Agreement.	[INSERT PAGE NUMBER]

Section 8.12	Non-Competition.	[INSERT PAGE NUMBER]

Section 8.13	Offers of Employment.	[INSERT PAGE NUMBER]

Section 8.14	Directors and Officers of the Corporation.	[INSERT PAGE NUMBER]

ARTICLE 9 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE VENDOR [INSERT PAGE NUMBER]

Section 9.1	Representations and Warranties.	[INSERT PAGE NUMBER]

Section 9.2	Performance of Covenants.	[INSERT PAGE NUMBER]

Section 9.3	Orders and Laws.	[INSERT PAGE NUMBER]

Section 9.4	Consents, Approvals and Notices.	[INSERT PAGE NUMBER]

Section 9.5	Officer’s Certificate.	[INSERT PAGE NUMBER]

Section 9.6	Other Transaction Documents.	[INSERT PAGE NUMBER]

Section 9.7	Opinion of Counsel for Purchaser.	[INSERT PAGE NUMBER]

ARTICLE 10 SURVIVAL; INDEMNIFICATION [INSERT PAGE NUMBER]

Section 10.1	Survival of Representations, Warranties, Covenants and Agreements.	[INSERT PAGE NUMBER]

Section 10.2	Indemnification by the Vendor.	[INSERT PAGE NUMBER]

Section 10.3	Limitations on Amount of Indemnification by the Vendor.	[INSERT PAGE NUMBER]

Section 10.4	Indemnification by Purchasing Parties.	[INSERT PAGE NUMBER]

Section 10.5	Limitations on Amount of Indemnification by Purchasing Parties.	[INSERT PAGE NUMBER]

Section 10.6	Notice and Defence of Claims.	[INSERT PAGE NUMBER]

Section 10.7	Further Limitations and Qualifications on Indemnification.	[INSERT PAGE NUMBER]

Section 10.8	Indemnification Adjustment to Purchase Price.	[INSERT PAGE NUMBER]

ARTICLE 11 TERMINATION OF AGREEMENT [INSERT PAGE NUMBER]

Section 11.1	Termination.	[INSERT PAGE NUMBER]

Section 11.2	Notice of Termination.	[INSERT PAGE NUMBER]

Section 11.3	Effect of Termination.	[INSERT PAGE NUMBER]

ARTICLE 12 MISCELLANEOUS [INSERT PAGE NUMBER]

Section 12.1	Expenses.	[INSERT PAGE NUMBER]

Section 12.2	Notices.	[INSERT PAGE NUMBER]

Section 12.3	Amendment.	[INSERT PAGE NUMBER]

Section 12.4	Schedules.	[INSERT PAGE NUMBER]

Section 12.5	Enforcement of Agreement.	[INSERT PAGE NUMBER]

Section 12.6	Severability.	[INSERT PAGE NUMBER]

Section 12.7	Entire Understanding.	[INSERT PAGE NUMBER]

Section 12.8	Binding Effect; No Third Party Beneficiaries.	[INSERT PAGE NUMBER]

Section 12.9	Governing Law.	[INSERT PAGE NUMBER]

Section 12.10Choice of Forum and Consent to Jurisdiction. INSERT PAGE NUMBER]

Section 12.11Waiver of Trial by Jury. [INSERT PAGE NUMBER]

Section 12.12Assignability. [INSERT PAGE NUMBER]

Section 12.13Counterparts; Delivery by Electronic Transmission. [INSERT PAGE NUMBER]

Section 12.14Public Announcements. [INSERT PAGE NUMBER]

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT dated as of the 22nd day of May, 2013 by and among (i) BTG plc, a corporation organized and existing under the laws of the United Kingdom (the “Parent”), (ii) BTG International Holdings Ltd., a corporation organized and existing under the laws of the United Kingdom and a subsidiary of the Parent (the “Purchaser”, and together with the Parent, the “Purchasing Parties”), (iii) Nordion (Canada) Inc., a corporation organized and existing under the Canada Business Corporations Act (the “Vendor”) and (iv) Nordion Inc., a corporation organized and existing under the Canada Business Corporations Act (“Nordion”).  The Parent, the Purchaser, the Vendor and Nordion are sometimes referred to in this Agreement, individually, as a “party” and, collectively, as the “parties”, unless otherwise stated herein.

R E C I T A L S:

WHEREAS Vendor owns and operates a business unit referred to as “Targeted Therapies”;

AND WHEREAS the Purchasing Parties wish to acquire certain of the assets and rights relating to the Targeted Therapies business including those related to the design, manufacturing know-how, sales and marketing, and medical, clinical and regulatory affairs of products and services including and relating to TheraSphere®, a therapeutic medical device;

AND WHEREAS after the date hereof and prior to the completion of the transactions contemplated by this Agreement, the Vendor will establish, as a direct wholly-owned subsidiary, a new corporation organized and existing under the Canada Business Corporations Act (the “Corporation”);

AND WHEREAS to complete the transactions contemplated by this Agreement, the Vendor has agreed that it will cause all of the assets and rights, other than the Excluded Assets (as hereinafter defined),  used to conduct the operations of the Business (as such term is defined below) to be transferred to the Corporation;

AND WHEREAS the Vendor will own all of the issued and outstanding shares of the Corporation (the “Purchased Shares”), and following the transfer to the Corporation of all of the assets and rights, other than the Excluded Assets, used to conduct the operations of the Business, the Purchasing Parties desire to purchase from the Vendor and the Vendor desires to sell to the Purchasing Parties all of the Purchased Shares;

AND WHEREAS following the completion of the purchase and sale of the Purchased Shares, the Vendor will provide certain transition services to the Corporation pursuant to a transition services agreement and the Vendor will manufacture TheraSphere® on behalf of, and provide certain other services to, the Corporation pursuant to a manufacturing and support agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as hereinafter set forth:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions.

As used in this Agreement, the following terms have the meanings ascribed thereto below.

“Accounting Referee” means a recognized international accounting firm that is agreed to by the parties or, in the absence of agreement between the parties, as determined by the Canadian Institute of Chartered Accountants;

“Accounts Receivable” means all accounts receivable, bills receivable, trade accounts, book debts and insurance claims and proceeds and any other amount due to the extent relating to or arising out of the Business or the Business Assets including any refunds and rebates receivable (excluding any Tax refunds) recorded as receivables in the Books and Records in accordance with generally accepted accounting principles as of any time prior to the Effective Time;

“Adjustment Report” has the meaning set forth in Section 2.4(d);

“Affiliates” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the specified Person.  As used in this definition, “control”, “controlled by” and “under common control with” means possession, directly or indirectly, of power to direct or cause the direction of management or policies of such Person (whether through ownership of securities or other partnership or ownership interests, as trustee, personal representative or executive or by contract, credit agreement or otherwise), provided that in any event, any Person which owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person will be deemed to control such Person;

“Agreement” means this share purchase agreement, the Disclosure Schedule and all other Schedules attached to this Agreement and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement and unless otherwise indicated, references to Sections or Articles are sections or articles, as applicable, in this Agreement;

“Asset Purchase Agreement” means an asset purchase agreement pursuant to which the Vendor shall sell the Business Assets to the Corporation, at fair market value, in consideration solely for the assumption by the Corporation of the Business Liabilities and the issuance by the Corporation to the Vendor of the Consideration Shares, in a form mutually agreed upon by the parties;

“Balance Sheet Date” means October 31, 2012;

“Base Purchase Price” has the meaning set forth in Section 2.2;

“Books and Records” means the books and records to the extent pertaining to the Business, the Corporation, the Business Assets or the Business Liabilities in the possession or control of the Vendor, the Corporation or their Affiliates, including financial, corporate, operations and sales books, records, books of account, sales and purchase records, sales promotional data, advertising materials, pricing information, accounting records, business reports, plans and projections, laboratory notebooks, files and records relating to the Business Intellectual Property, Manufacturing Documentation, Regulatory Documentation, medical records, clinical and non-clinical trial data, specification methods, and all data contained in any of the foregoing, and all other documents, surveys, plans, files, records, correspondence and other data and information, financial or otherwise, including all data and information stored on computer-related or other electronic media, but excluding Excluded Books and Records;

“Business” means the business division currently referred to as “Targeted Therapies”, including the design, manufacture, manufacturing know-how, sales and marketing, and medical, clinical and regulatory affairs of products, components, packaging and services including and relating to the Product;

“Business Asset Benefits” has the meaning set forth in Section 2.7;

“Business Assets” means all of the Vendor’s (and its Affiliates) right, title and interest in, to and under, or relating to the Product and all of the assets, properties and undertakings owned, leased, licensed or otherwise held or controlled by the Vendor or its Affiliates and used or held for use to conduct the Business, including (i) the Inventory, (ii) the Books and Records, (iii) the Goodwill, (iv) the Business Intellectual Property (other than the Vendor Background Technology), (v) all prepaid expenses and deposits to the extent relating to or arising out of the Business, (vi) the Business Contracts, (vii) the Business Permits (including applications therefor), (viii) the Transferred Plan Assets, (ix) the Accounts Receivable, (x) all rights under or pursuant to all warranties, representations, undertakings, covenants and guarantees made by suppliers, manufacturers, consultants, vendors, and service providers to the extent relating to or pursuant to the Business but except as such rights apply to the period prior to the Effective Time or to Products or services delivered by the Vendor to customers prior to the Effective Time, (xi) the Tangible Assets, and (xii) the assets listed on Schedule 1.1(a), but in each case excluding the Excluded Assets;

“Business Contract” means any Contract relating to or arising out of the Business to which the Vendor or its Affiliates is a party or by which the Vendor or its Affiliates is bound or under which the Vendor or its Affiliates has any, rights, interests, obligations or Liabilities, other than Excluded Assets;

“Business Day” means any day other than a Saturday, Sunday or statutory holiday, in the Province of Ontario;

“Business Intellectual Property” means all Intellectual Property to the extent used in or relating to the Product or the operation of the Business, owned, used by or licensed to the Vendor or its Affiliates up to the Effective Time, whether registered or not, other than Excluded Assets;

“Business Liabilities” means

(i)	all Liabilities relating to the performance of ongoing obligations from the Effective Time under the Business Contracts;

(ii)	all Liabilities listed as trade payables and trade accrued liabilities on the Closing Date Working Capital Statement;

(iii)
the Liabilities relating to the Business Assets to the extent that such Liabilities arise out of conduct (including acts or omissions) of the Purchasing Parties or the Corporation, events or circumstances that occur after the Effective Time or the performance of ongoing obligations of the Purchasing Parties or the Corporation with respect to the Business or the Business Assets after the Effective Time (but for greater certainty, nothing in this subparagraph shall involve a transfer of any Vendor Liability to the Corporation or the Purchasing Parties);

(iv)
all Liabilities unknown to the Vendor as of the Effective Time to the extent related to the Business prior to the Effective Time not otherwise covered in clauses (i) through (iii) above and arising in the ordinary course of business up to [redacted], provided that the Vendor has made all commercially reasonable efforts to mitigate such Liabilities; and  [Description: dollar amount redacted.]

(v)
all other Liabilities unknown to the Vendor as of the Effective Time to the extent related to the Business prior to the Effective Time and not otherwise covered in clauses (i) through (iv) above up to [redacted], provided that the Vendor has made all commercially reasonable efforts to mitigate such Liabilities;  [Description: dollar amount redacted.]

“Business Permits” means all Permits listed on Schedule 1.1(b);

“Claims” means any claims, demands, complaints, grievances, actions, applications, suits, causes of action, Orders, assessments or reassessments, charges, prosecutions, judgments, debts, liabilities, penalties, fines, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Closing” means the closing of the transactions contemplated by this Agreement;

“Closing Date” means the Saturday after the day on which the conditions set forth in Article 8 and Article 9 have been satisfied or waived (other than conditions that, by their terms, are to be satisfied at or immediately prior to the Closing), provided that at least three (3) Business Days shall have elapsed after the day on which such conditions have been satisfied or waived, or at such other date as the Purchasing Parties and the Vendor shall mutually agree;

“Closing Date Working Capital” has the meaning set out in Section 2.4(a);

“Closing Date Working Capital Statement” has the meaning set forth in Section 2.4(a);

“Collective Bargaining Agreements” means any collective bargaining agreement or collective agreement and related documents including all benefit agreements, letters of understanding, letters of intent and other written agreements with bargaining agents or trade unions;

“Consideration Shares” means 100 shares in the capital of the Corporation to be issued to the Vendor upon the closing of the transactions contemplated by the Asset Purchase Agreement;

“Contracts” means any written or oral agreement, lease, license, obligation, promise, undertaking, understanding, commitment, entitlement, engagement, mortgage, indenture, note, debenture, credit agreement, security agreement or other contract or arrangement, including all customer and supplier purchase orders, quotations, proposals, tenders which remain open for acceptance, warranties and guarantees or other similar contracts arising therefrom or related thereto;

“Corporation” has the meaning set forth in the preamble to this Agreement;

“Deductible” has the meaning set forth in Section 10.3(iii);

“Deficiency” has the meaning set forth in Section 2.3(b)(ii);

“De Minimis Loss” has the meaning set forth in Section 10.3(ii);

“Disclosure Schedule” means the disclosure schedule of the Vendor attached to this Agreement including all exhibits thereto;

“Dispute Notice” has the meaning set forth in Section 2.4(c);

“Dispute Period” has the meaning set forth in Section 10.6;

“Draft Closing Date Working Capital Statement” has the meaning set forth in Section 2.4(a);

“Effective Time” means the Effective Time as defined in the Asset Purchase Agreement, which shall be 11:59 p.m. (Eastern time) on the day prior to the Closing Date;

“Employees” means those individuals employed or retained by the Vendor or its Affiliates to whom the Corporation or the Purchaser (or an Affiliate of the Purchaser) will offer employment prior to Closing, or whom will transfer to the Purchaser or an Affiliate of the Purchaser automatically by operation of law, in each case as listed on Schedule 1.1(c), which sets forth their titles, service dates and the following terms of employment: current wages; salaries or hourly rate of pay; benefits; vacation entitlement; commissions and bonus (whether monetary or otherwise); or other compensation paid since the beginning of the most recently completed fiscal year; and material compensation payable during the current fiscal year (if known);

“Environmental Guidelines” means any and all Guidelines relating to pollution or protection of the environment, including those relating to emissions, discharges or releases of Hazardous Materials;

“Environmental Laws” means any and all Laws relating to pollution or protection of the environment, including those relating to emissions, discharges or releases of Hazardous Materials and “Environmental Laws” include the Nuclear Safety and Control Act, the Canadian Environmental Protection Act, 1999, the Ontario Environmental Protection Act, the Ontario Water Resources Act and the regulations issued pursuant to those Acts;

“Estimated Closing Date Working Capital” has the meaning set forth in Section 2.2(b);

“Estimated Purchase Price” has the meaning set forth in Section 2.2(b);

“ETA” means the Excise Tax Act (Canada);

“Excluded Assets” means (i) any amounts due to the Vendor under derivative instruments or “swap” agreements, (ii) all insurance policies, and Claims and rights to payment thereunder, (iii) cash, bank balances, money in possession of banks and other depositories (but not any cash on deposit with suppliers), term or term deposits and similar cash items of, owned or held by or for the account of the Vendor, except to the extent such items represent working capital of the Business and are reflected on the Closing Date Working Capital Statement, (iv) marketable shares, notes, bonds, debentures or other securities of or issued by corporations or other Persons owned or held by or for the account of the Vendor, except for the Purchased Shares and except to the extent such items represent working capital of the Business and are reflected on the Closing Date Working Capital Statement, (v) the Excluded Books and Records, (vi) the Vendor Background Technology, (vii) all amounts receivable for Taxes, including all Tax refunds, in respect of any period or portion thereof up to the completion of the transactions contemplated by the Asset Purchase Agreement, relating to the Business or the Business Assets, together with any interest due thereon, (viii) subject to the terms of Section 7.7, all assets in, under or relating to the Vendor Benefit Plans other than the Transferred Plan Assets, (ix) subject to the terms of Section 7.7, all Contracts between (a) the Vendor or an Affiliate of the Vendor, and (b) any current or former director, officer or employee of the Vendor or its Affiliates, (x) amounts owing from any current or former director, officer, or employee of the Vendor or its Affiliates or from any Affiliate of the Vendor, (xi) any Claims of the Vendor or its Affiliates against third parties relating to the assets, properties, business or operations of the Vendor or its Affiliates arising prior to the Effective Time, except to the extent that such Claims relate to Business Liabilities set out in subsections (iv) and (v) of the definition of Business Liabilities (for greater certainty, taking into account the dollar amount limitations set out in such subsections), (xii) the assets set forth on Schedule 1.1(d), (xiii) the rights that accrue to the Vendor under this Agreement, the Asset Purchase Agreement and the Other Transaction Documents, (xiv) any Real Property Leases or real property, (xv) tangible assets related to the manufacture of the Product, and (xvi) any Permits relating to any of the foregoing;

“Excluded Books and Records” means all corporate, financial, taxation, Tax Returns and other books and records of the Vendor (i) to the extent pertaining to Retained Liabilities, (ii) to the extent not pertaining to the Business, the Corporation, the Business Assets or the Business Liabilities, (iii) any files or confidentiality agreements pertaining to the Vendor’s review of strategic alternatives announced on January 28, 2013, or (iv) any patient medical records derived from clinical trials and similar records to the extent such information cannot be redacted of information that would identify the individuals to which they pertain through the use of the Vendor’s commercially reasonable efforts;

“FDA” means the U.S. Food and Drug Administration;

“Final Purchase Price” has the meaning set forth in Section 2.5;

“Financial Statements” means (i) the unaudited carved-out statements of financial position, statements of operations and statements of cash flows of the Business as at October 31, 2012, October 31, 2011 and October 31, 2010 and for the twelve month periods ending October 31, 2012, October 31, 2011 and October 31, 2010 including the related notes thereto and (ii) unaudited carved-out financial information of the Business as at and for the 6 month period ending April 30, 2013;

“Fundamental Reps” has the meaning set forth in Section 10.1;

“generally accepted accounting principles” has the meaning set forth in Section 1.3;

“Goodwill” means the goodwill in respect of the Business Assets, including the lists of distributors, customers and suppliers listed on Schedule 1.1(e);

“Governmental Authority” means any federal, national, supranational, state, provincial or local government, any court, tribunal, arbitrator, authority, agency, commission, official, any Canadian minister or the crown or foreign equivalent or any non-governmental self-regulatory agency or other instrumentality of any government that, in each case, has jurisdiction over the matter in question;

“GST/HST” means the goods and services tax and/or harmonized sales tax levied under the ETA;

“Guidelines” means applicable rules, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority to the extent that the foregoing do not have the force of law;

“Hazardous Materials” means any substance or thing that is listed, defined or regulated pursuant to any Environmental Law as a “contaminant”, “pollutant”, “waste” of any kind, “deleterious substance”, “toxic substance”, or “hazardous substance” or that is regulated by a Governmental Authority due to its radioactive properties;

“Health Canada” means the federal Canadian regulatory agency having jurisdiction over the manufacture, distribution, use and sale of the Product in Canada, and includes the Medical Devices Bureau of Health Canada or its successor;

“Incurred” means, in relation to claims under Vendor Benefit Plans or Purchaser Benefit Plans, the date on which the event giving rise to such claim occurred and, in particular: (i) with respect to a death or dismemberment claim, shall be the date of the death or dismemberment; (ii) with respect to a short-term or long-term disability claim, shall be the date of occurrence of the initial injury or accident or the date of diagnosis of the initial illness giving rise to the claim; (iii) with respect to an extended health care claim, including dental and medical treatments, shall be the date of the treatment; and (iv) with respect to a prescription drug or vision care claim, the date that the prescription was filled;

“Indemnified Party” has the meaning set forth in Section 10.6;

“Indemnifying Party” has the meaning set forth in Section 10.6;

“Indemnity Cap” has the meaning set forth in Section 10.3(iv)

“Intellectual Property” means (i) patents and patent applications, (ii) trademarks, service marks, trade names, trade dress and Internet domain names, together with the goodwill associated exclusively therewith, (iii) copyrights, including copyrights in computer software, (iv) Know-How, industrial designs and other similar property, and (v) registrations and applications for registration of any of the foregoing;

“Inventory” means all inventory (including raw materials, work in progress and finished goods), packaging, supplies and parts listed on Schedule 1.1(f);

“Key Employees” has the meaning set forth in Section 8.13;

“Know-How” means all the technical, scientific and other know-how, expertise and information, trade secrets, knowledge, technology, means, methods, processes, practices, formulas, instructions, methods of doing business, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, schematics, protocols, parameters, engineering details, functional descriptions, manuals, assembly procedures, computer programs, apparatuses, specifications, data (including biological, chemical, pharmacological, toxicological, physical and analytical and safety data), results, research data and other material, pre-clinical and clinical trial data and results, test procedures (whether or not confidential, proprietary, patented or patentable) in written, electronic or any other form now known or hereafter developed, and all improvements, whether to the foregoing or otherwise, and other discoveries, developments and inventions;

“Knowledge of the Vendor” has the meaning set forth in Section 1.2;

“Laws” means applicable laws (including the common law), statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority to the extent that the foregoing has the force of law;

“Legal Proceeding” means any judicial, administrative or arbitral Orders, actions, appeals, hearings, suits, proceedings (public or private) or claims or other proceedings, investigations, reviews or audits by or before a Governmental Authority;

“Liability” means any debt, liability or obligation (whether direct or indirect, known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto;

“Liens” means any encumbrance, lien, pledge, charge, mortgage or security interest;

“Loss” or “Losses” have the meaning set forth in Section 10.2;

“made available” means inclusion in the virtual data room maintained by the Vendor, which the Parent is entitled to full access at least one (1) Business Day prior to the date of this Agreement, and/or the physical data room as of May 21, 2013, but with respect to the physical data room only to the extent it contains quality assurance documentation and Regulatory Documentation;

“Manufacturing and Support Agreement” means the Manufacturing and Support Agreement to be entered into by the Corporation and the Vendor in a form mutually agreed upon by the parties;

“Manufacturing Documentation” means all files, documents, books and records arising from, necessary for or to the extent related to the production, assembly, manufacture, packaging, labelling, storage, transport and quality control of the Product including files, documents, books and records relating to: (i) raw materials used in the manufacture of the Products (or any components thereof) and suppliers of such raw materials; (ii) batch records, flow diagrams, quality control or quality assurance records and data, standard operating procedures, validation reports (process, analytical methods and cleaning) internal and external good manufacturing practice audits or assessments; (iii) analytical and other test methods and stability data; (iv) Product manuals and other manufacturing process reports or documentation to the extent relating to the Products; (v) procurement, inventory records and correspondence; and (vi) manufacturing and packing instructions;

“Manufacturing Know-How” means all Know-How owned, controlled or used by the Vendor or the Corporation or their Affiliates and required or useful for the production, assembly, manufacture, storage, transport and quality control of the Product (including processes, procedures, formulae, formulation, purification, isolation and other techniques, technical data, specifications and test methods, manufacturing, labelling and packaging instructions, validation reports (process, analytical methods and cleaning) analytical test methods and stability data);

“Material Adverse Effect” means any change, effect, event or condition that is materially adverse to or could reasonably be expected to have a material adverse effect on, the results of operations or financial condition of the Business taken as a whole, except that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” or a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (i) changes, effects, events or conditions affecting the Canadian, United States or foreign financial or securities markets or general economic or political conditions, including changes in the credit, interest rate, commodity and currency markets or in the availability of financing, (ii) an outbreak or escalation of war (whether or not declared), armed hostilities, acts of terrorism, political instability or other national calamity, crisis or emergency, or any governmental response to any of the foregoing, in each case, whether occurring within or outside of Canada or the United States, (iii) changes, effects, events or conditions that result from the execution, announcement or performance of this Agreement or the identity of the Purchasing Parties or the consummation of the transactions contemplated hereby (including the impact or threatened impact on relationships with customers, suppliers, distributors, landlords, employees and Governmental Authorities), (iv) any change in Law or Guideline or generally accepted accounting principles or the application or interpretation thereof applicable to any industry in which the Business operates (and any changes resulting therefrom), (v) changes, effects, events or conditions that result from any action or omission taken as required pursuant to this Agreement or at the written request of or with the prior written consent of the Parent, (vi) any change generally affecting the industry in which the Business operates, and (vii) the failure of the Business to meet or achieve the results set forth in any internal projection (provided the underlying cause or causes of such failure may be a Material Adverse Effect); provided that, in the case of subparagraphs (i), (ii), (iv) or (vi), such change does not affect the Business disproportionately as compared to other companies operating in the radioactive therapeutic industry;

“Material Business Contracts” means [redacted]; [Description: definition of Material Business Contracts.]

“Multi-Employer Plans” means Vendor Benefit Plans to which the Vendor or the Corporation is, or will be, required to contribute in respect of the Employees and which are not maintained or administered, or will not be maintained or administered, by the Vendor, the Corporation or any of their Affiliates;

“Nordion” has the meaning set forth in the preamble to this Agreement;

“Notice” has the meaning set forth in Section 10.6;

“Offers of Employment” has the meaning set forth in Section Section 7.7(a);

“Order” means any order (whether judicial, administrative or otherwise), writ, judgment, injunction, decree, determination, award or similar issuance of or by any Governmental Authority (whether preliminary or final);

“Other Inherent Risks” means the risks set forth on Schedule 1.1(g);

“Other Transaction Documents” means, collectively, the Transition Services Agreement and the Manufacturing and Support Agreement;

“Outside Date” has the meaning set forth in Section 11.1(iii);

“Parent” has the meaning set forth in the preamble to this Agreement;

“party” has the meaning set forth in the Preamble;

“Pension Plan Unfunded Liability” means an unfunded liability in respect of any Vendor Pension Plan, including a going concern unfunded liability, a solvency deficiency or wind-up deficiency;

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, variances, franchises, registrations or similar consents granted or issued by any Governmental Authority, including regulatory licenses, authorizations and approvals issued or granted by the FDA, Health Canada or any other Governmental Authority, including any such licences, authorizations and approvals required due to the radioactive properties of the Product;

“Permitted Liens” means, with respect to any Person, (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings, (ii) Liens of any judgment rendered or claim filed against such Person which are being contested in good faith by appropriate proceedings, (iii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens and Liens imposed by Law or Guideline arising or incurred in the ordinary course of business, (iv) any imperfection of title or similar Lien or encumbrance, easement, right of way, zoning, land use or other restriction, or bylaw regulations, development agreements, subdivision agreements, site plan agreements, building restrictions or ordinances of any Governmental Authority which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, (v) any Lien granted to a public utility or Governmental Authority, (vi) the rights of any landlord or any Person under any lease of real property occupied by such Person as tenant and Liens, reservations and renewals of freehold interest in any such property having priority to any such leases, (vii) any reservations, limitations, provisos and conditions expressed in any original grant from the Crown with respect to any real property and all unregistered rights, interests and privileges in favor of the Crown pursuant to any applicable Law or Guideline, provided that the latter do not materially impair the use of any real property for the purposes for which it is held or presently used, (viii) any Lien that is not material to the Business and (ix) any Lien that will be satisfied at or prior to the Closing;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority;

“Personal Information” means information in the possession or under the control of the Corporation about an identifiable individual;

“Prime Rate” means, at any time, the annual rate of interest which the Toronto-Dominion Bank establishes at its principal office in Toronto as the reference rate of interest to determine interest rates it will charge at such time for demand loans in Canadian dollars made to its customers in Canada and which it refers to as its “prime rate of interest”;

“Prior Confidentiality Agreement” has the meaning set forth in Section 7.1;

“Product” means TheraSphere®, a therapeutic medical device, including the administration set used to administer TheraSphere® to patients;

“Product Regulatory Communication” has the meaning set forth in Section 5.2(vii);

“Product Specifications” means the manufacturing and product specifications for the Product as set out in the Manufacturing Documentation and applicable Permits;

“Purchased Shares” has the meaning set forth in the preamble to this Agreement, which for greater certainty shall include the Consideration Shares once issued pursuant to the consummation of the transactions contemplated by the Asset Purchase Agreement;

“Purchase Price” has the meaning set forth in Section 2.2;

“Purchaser” has the meaning set forth in the preamble to this Agreement;

“Purchaser Benefit Plans” has the meaning set forth in Section 7.7(b);

“Purchaser Indemnified Parties” has the meaning set forth in Section 10.2;

“Purchasing Parties” has the meaning set forth in the Preamble;

“Real Property Leases” means leases, offers to lease or any other occupancy agreement in respect of real property;

“Refund” has the meaning set forth in Section 7.4(d);

“Regulatory Documentation” means any and all applications and Permits and non-clinical and clinical or investigational study authorization applications, notifications or approvals (including all supporting files, study protocols, informed consent forms, research ethics board approvals, supplements, amendments, writings, data, studies, results and reports) and any correspondence to or with the FDA, Health Canada or any other similar or equivalent Governmental Authority with respect to the Product or the Business (including inspection reports, warning letters and other documents that assert non-compliance, minutes and official contact reports relating to any communications with any such Governmental Authority), and all data contained in any of the foregoing, including all advertising and promotion documents, adverse event files, complaint files and manufacturing records;

“Representatives” has the meaning set forth in Section 5.4;

“Retained Liabilities” means all liabilities of the Business other than the Business Liabilities, but including, for greater certainty, the liabilities listed in Schedule 1.1(h);

“Schedules” means the schedules to this Agreement, including the Disclosure Schedule;

“Settlement Date” has the meaning set forth in Section 2.5;

“Straddle Period” means any Tax period that includes the Closing Date, but does not end on or before, the Closing;

“Subject Laws” has the meaning set forth in Section 3.22;

“Surplus” has the meaning set forth in Section 2.3(b)(i);

“Tangible Assets” means the assets listed on Schedule 1.1(i);

“Target Working Capital” means [redacted]; [Description: dollar amount of Target Working Capital.]

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements, and other documents (whether in tangible or intangible form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared or filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions;

“Transferred Plan Assets” means the assets listed on Schedule 1.1(j) in, under or relating to certain of the Vendor Benefit Plans;

“Transition Services Agreement” means the Transition Services Agreement to be entered into by the Corporation and the Vendor in a form mutually agreed upon by the parties;

“Vendor” has the meaning set forth in the preamble to this Agreement;

“Vendor Background Technology” shall mean Intellectual Property, conceived, created, developed, reduced to practice, or acquired (by assignment, license or otherwise) by the Vendor or its Affiliates that relates to Vendor’s and its Affiliates’ businesses unrelated to the Product (even where it also relates to the Business or the Product), including, without limitation, patents, know-how, techniques, methods, processes, drawings, schematics, procedures, protocols, parameters, engineering details, functional descriptions, data and database content, technical or scientific information, manuals and trade secrets to which any of the Vendor or its Affiliates has the rights, as more particularly described, without limitation, in Schedule 1.1(k);

 “Vendor Benefit Plans” has the meaning set forth in Section 3.15(a);

“Vendor Indemnified Parties” has the meaning set forth in Section 10.4;

“Vendor Pension Plans” means Vendor Benefit Plans providing pensions, superannuation benefits or retirement savings including pension plans, top up pensions or supplemental pensions, “registered retirement savings plans” (as defined in the Income Tax Act (Canada)), “registered pension plans” (as defined in the Income Tax Act (Canada)), “retirement compensation arrangements” (as defined in the Income Tax Act (Canada)), and 401(k) plans (as defined in the Internal Revenue Code (U.S.));

“Vendor Tax Period” means and includes any and all Tax periods ending before the Closing and, in addition, the portion of any Straddle Period that consists of a partial period deemed to end immediately before the Closing; provided, that in the case of any Straddle Period, for purposes hereof, the Books and Records shall be deemed to have been closed at and as of immediately before Closing; and

“Working Capital” means the net working capital for the Corporation, calculated in accordance with Schedule 2.4(a) attached hereto, and in any case, after taking into account the transactions contemplated by the Asset Purchase Agreement but without regard to any other actions taken on the Closing Date in connection with this Agreement and the transactions contemplated hereby.

Section 1.2 Knowledge of the Vendor.

For purposes of this Agreement, the term or phrase “Knowledge of the Vendor” shall mean and be limited to the actual knowledge, information and belief of the individuals set forth in Schedule 1.2, after making due inquiries regarding the relevant matter of all relevant directors, officers and employees, who have, collectively, reviewed relevant records, and without personal liability for any such knowledge.

Section 1.3 Generally Accepted Accounting Principles.

In this Agreement, except to the extent otherwise expressly provided, references to “generally accepted accounting principles” mean those accounting principles generally accepted in the United States for publicly listed companies, in effect from time to time, consistently applied.

Section 1.4 Calculations in United States Dollars.

All amounts in this Agreement are stated and shall be paid in United States dollars.

Section 1.5 Interpretation.

Unless otherwise expressly provided, the following rules of interpretation shall apply:

(i)
The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof;

(ii)	Unless otherwise indicated, all references herein to sections, articles or schedules, shall be deemed to refer to Sections, Articles, or Schedules of or to this Agreement, as applicable;

(iii)	The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter, and vice versa, as the context may require;

(iv)	Any reference to the singular in this Agreement shall also include the plural and vice versa, as the context may require;

(v)	References to any Law or Guideline shall be construed as a reference to the same as in effect on the date of this Agreement, unless the context otherwise requires;

(vi)	Any reference to a number of days shall refer to calendar days unless Business Days are specified;

(vii)
The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document; and

(viii)	The words “include”, “includes” and “including” mean “include”, “includes” and “including”, in each case, “without limitation”.

Section 1.6 Schedules.

The following are the schedules attached to this Agreement:

Schedule 1.1(a)	—	Additional Business Assets
Schedule 1.1(b)	—	Business Permits
Schedule 1.1(c)	—	Employees
Schedule 1.1(d)	—	Excluded Assets
Schedule 1.1(e)	—	Goodwill
Schedule 1.1(f)	—	Inventory
Schedule 1.1(g)	—	Other Inherent Risks
Schedule 1.1(h)	—	Retained Liability
Schedule 1.1(i)	—	Tangible Assets
Schedule 1.1(j)	—	Transferred Plan Assets
Schedule 1.1(k)	—	Vendor Background Technology
Schedule 1.2	—	Knowledge of the Vendor
Schedule 2.4(a)	—	Working Capital Indicative Calculation
Schedule 3	—	Disclosure Schedule
Section 3.4	—	Government Approvals, Notices and Filings
Section 3.5	—	Third Party Consents, Approvals and Notices
Section 3.8	—	Title to Assets
Section 3.9	—	Sufficiency and Condition of Assets
Section 3.10	—	Location of Assets
Section 3.13	—	Material Business Contracts
Section 3.14	—	Intellectual Property Rights
Section 3.15	—	Employee Benefit Plans
Section 3.16	—	Employees; Labour Relations
Section 3.19	—	Environmental Matters
Section 3.20	—	Permits
Section 3.21	—	Regulatory Matters
Section 3.22	—	Compliance with Laws
Section 3.23	—	Litigation
Section 3.24	—	Affiliate Transactions
Section 3.25	—	Brokers
Section 3.26	—	Major Suppliers and Customers
Section 3.28	—	Manufacturing
Section 3.30	—	Copies of Contracts, etc.
Section 3.32	—	Trade Allowances
Section 3.33	—	Product Sold
Schedule 4	—	Exceptions to Representations and Warranties of the Purchaser
Section 4.3	—	Government Approvals, Notices and Filings
Section 4.4	—	Third Party Consents, Approvals and Notices
Section 4.7	—	Brokers
Schedule 5.1	—	Conduct of the Business Prior to Closing
Schedule 5.2	—	Restrictions
Schedule 8.4	—	Consents and Approvals of the Purchasing Parties
Schedule 8.9	—	Opinion of Counsel for Vendor
Schedule 8.12	—	Non-Competition
Schedule 8.13	—	Key Employees
Schedule 9.4	—	Consents and Approvals of the Vendor
Schedule 9.7	—	Opinion of Counsel for Purchaser

ARTICLE 2

PURCHASE AND SALE; PURCHASE PRICE

Section 2.1 Purchase and Sale of Purchased Shares.

Subject to the terms of this Agreement the Vendor shall sell, transfer, assign, convey and deliver to the Purchaser, and the Purchaser shall purchase, accept and receive, all right, title and interest in or to the Purchased Shares.

Section 2.2 Purchase Price.

(a) The aggregate purchase price (the “Purchase Price”) payable by the Purchasing Parties to the Vendor for the Purchased Shares shall be equal to:

(i)	US$200,000,000 (the “Base Purchase Price”);

(ii)	plus the amount, if any, by which Closing Date Working Capital is greater than Target Working Capital; and

(iii)	minus the amount, if any, by which Target Working Capital is greater than Closing Date Working Capital.

(b) The parties acknowledge that it is not possible to determine the Purchase Price until the Closing Date Working Capital Statement is available and settled.  Accordingly, the parties agree that two (2) Business Days prior to the Closing the Vendor shall deliver a certificate to the Parent setting forth the reasonable estimate of an officer of the Vendor of Closing Date Working Capital as of the Closing Date (“Estimated Closing Date Working Capital”) to be calculated in accordance with Section 2.4(a), and on the basis of that information the reasonable estimate of an officer of the Vendor of the Purchase Price (such estimate, the “Estimated Purchase Price”).  The Estimated Purchase Price shall be equal to:

(i)	the Base Purchase Price;

(ii)	plus the amount, if any, by which the Estimated Closing Date Working Capital is greater than Target Working Capital; and

(iii)	minus the amount, if any, by which the Target Working Capital is greater than the Estimated Closing Date Working Capital.

Section 2.3 Payment of Purchase Price and Closing Deliverables.

(a)           At the Closing,

(i)	the Purchasing Parties shall pay to the Vendor, the amount equal to the Estimated Purchase Price;

(ii)	the Purchaser shall deliver to the Vendor:

(A)	a duly executed Transition Services Agreement in a form mutually agreed upon by the parties;

(B)	a duly executed Manufacturing and Support Agreement in a form mutually agreed upon by the parties;

(C)	the officer’s certificate required to be delivered pursuant to Section 9.5; and

(D)	such other documents, instruments and certificates as the Vendor may reasonably request.

(iii)	the Vendor shall deliver to the Purchaser:

(A)	a duly executed Transition Services Agreement in a form mutually agreed upon by the parties;

(B)	a duly executed Manufacturing and Support Agreement in a form mutually agreed upon by the parties;

(C)	the officer’s certificate required to be delivered pursuant to Section 8.5;

(D)
share certificates representing the Purchased Shares duly endorsed in blank for transfer or accompanied by duly signed powers of attorney for transfer in blank, and such other instruments of conveyance and transfer, in form and substance reasonably acceptable to the Purchaser, as may be necessary to transfer the Purchased Shares to the Purchaser; and

(E)	such other documents, instruments and certificates as the Purchaser may reasonably request.

(b)           On the Settlement Date,

(i)
if the Final Purchase Price is greater than the Estimated Purchase Price (such difference, the “Surplus”), the Purchasing Parties shall pay the Surplus to the Vendor, together with any interest thereon calculated in accordance with Section 2.4(e); and

(ii)
if the Final Purchase Price is less than the Estimated Purchase Price (such difference, the “Deficiency”), the Vendor shall pay the Purchaser the Deficiency, together with any interest thereon calculated in accordance with Section 2.4(e).

Section 2.4 Closing Date Working Capital Statement.

(a)           Not later than sixty (60) calendar days after the Closing Date, the Vendor shall, using all reasonable efforts, cause a statement of Working Capital as of the Closing Date (the “Draft Closing Date Working Capital Statement” and, as finally determined pursuant to the provisions of this Section 2.4, the “Closing Date Working Capital Statement”) together with working papers setting out details of the calculations to be delivered to the Purchaser, which such Draft Closing Date Working Capital Statement shall (i) set out the Working Capital as of immediately prior to the Closing (such draft Working Capital, as finally determined in the Closing Date Working Capital Statement pursuant to the provisions of this Section 2.4, referred to as the “Closing Date Working Capital”) and (ii) be determined in accordance with generally accepted accounting principles and on a basis consistent with the indicative calculation set forth in Schedule 2.4(a) and the Business’ past practice used in calculating the components of Working Capital for preparation of the Financial Statements (except that, to the extent that the past practices of the Business used in determining the book value of any category or category item of any asset or liability are not consistent with generally accepted accounting principles, such past practices shall not be used in determining the book value of such category or category item of asset or liability in the Closing Date Working Capital). Any amounts included in the Closing Date Working Capital Statement denominated in a currency other than U.S. dollars shall be converted into U.S. dollars as set forth at, or as near as possible to, 4:00 p.m. (Eastern time) on the Closing Date on the Reuters World Currency Page for such currency, or, in the event that such rate does not appear on the applicable Reuters currency page, the spot rate of exchange of Bank of America, N.A. in the market where its foreign currency exchange operations in respect of such currency are then being conducted at, or as near as possible to, 4:00 pm (Eastern time) on the Closing Date. The Purchasing Parties shall reasonably cooperate with the Vendor and its accountants to the extent required to prepare the Draft Closing Date Working Capital Statement, including providing the Vendor and its accountants access at all reasonable times to the Corporation’s personnel, books and records for purposes of preparing the Draft Closing Date Working Capital Statement.

(b)           During the period from the date the Draft Closing Date Working Capital Statement is delivered by the Vendor to the Purchaser through the date such statement is finally determined, the Vendor shall provide the Purchaser and its accountants access at all reasonable times to the work papers of the Vendor and its accountants in connection with its review of the Draft Closing Date Working Capital Statement, subject to the execution of customary confidentiality and other undertakings, and the Vendor shall make reasonably available to the Purchaser and its accountants individuals responsible for the preparation of the Draft Closing Date Working Capital Statement in order to respond to inquiries of the Purchaser related thereto and procure their cooperation.

(c)           If the Purchaser notifies the Vendor that the Purchaser agrees with the Draft Closing Date Working Capital Statement within thirty (30) days after receipt thereof or fails to deliver notice to the Vendor of its disagreement therewith within such thirty (30) day period, the Draft Closing Date Working Capital Statement as it pertains to the completeness and accuracy of or method of calculation of any amount reflected in the Draft Closing Date Working Capital Statement, shall be conclusive and binding on the Vendor and the Purchaser and the parties shall be deemed to have agreed thereto, in the first case, on the date the Purchaser receives the notice and, in the second case, on such thirtieth (30th) day.  If the Purchaser disagrees with the Draft Closing Date Working Capital Statement as it pertains to the completeness and accuracy of any amount reflected in the Draft Closing Date Working Capital Statement or the calculation of Closing Date Working Capital as set forth therein such that the Purchaser alleges that the calculation of Closing Date Working Capital is inaccurate such that the inaccuracy results in a difference of more than [redacted], then the Purchaser shall notify the Vendor of its disagreement (the “Dispute Notice”) within such thirty (30) day period together with reasonable particulars of the basis of such dispute, including the Purchaser’s position of the amounts in dispute (and the resulting Purchaser’s position on the Closing Date Working Capital).  In such event, the Vendor and the Purchaser shall attempt, in good faith, to resolve their differences with respect thereto within fifteen (15) days after the receipt by the Vendor of the Dispute Notice. [Description: dollar amount redacted.]

(d)           Any dispute over the Draft Closing Date Working Capital Statement or the calculation of Closing Date Working Capital set forth in the Dispute Notice not resolved by the Purchaser and the Vendor within such fifteen (15) day period shall be submitted to the Accounting Referee to determine such dispute, and such determination shall be final and binding on the parties.  The Accounting Referee shall allow the Purchaser and the Vendor to present their respective positions regarding the dispute (provided that, for greater certainty, such presentations are limited to matters described in the Dispute Notice) and each of the Purchaser and the Vendor shall have the right to present additional documents, materials and other information, and make an oral presentation to the Accounting Referee, regarding such dispute and the Accounting Referee shall consider such additional documents, materials and other information and such oral presentation.  Any such other documents, materials or other information shall be copied to each of the Purchaser and the Vendor and each of the Vendor and the Purchaser shall be entitled to attend any such oral presentation.  The Accounting Referee shall determine, based solely on such presentations from the Vendor and the Purchaser and not by independent review, only those issues in dispute specifically set forth in the Dispute Notice and shall render a written report (the “Adjustment Report”) to the Vendor and the Purchaser in which the Accounting Referee shall, after considering all matters set forth in the Dispute Notice, determine what adjustments, if any, should be made to the Closing Date Working Capital Statement and the Closing Date Working Capital set forth therein on that basis.  The Adjustment Report shall set forth, in reasonable detail, the Accounting Referee’s determination with respect to each of the disputed items or amounts specified in the Dispute Notice, and the revisions, if any, to be made to the Draft Closing Date Working Capital Statement and the Closing Date Working Capital, together with supporting calculations.  In resolving any disputed item, the Accounting Referee: (i) shall be bound to the principles of this Section 2.4 (including Schedule 2.4(a)), (ii) shall limit its review to matters specifically set forth in the Dispute Notice and remaining unresolved after the 15 day period referred to in Section 2.4(c) above, and (iii) shall not assign a value to any item higher than the highest value for such item claimed by either party or lower than the lowest value for such item claimed by either party; provided, however, that to the extent the determination of the value of any disputed item affects any other item used in calculating the Closing Date Working Capital, such effect may be taken into account by the Accounting Referee.  The parties shall use commercially reasonable efforts to cause the Accounting Referee to complete its work and render its determination within thirty (30) calendar days of its engagement.  All fees and expenses relating to the work of the Accounting Referee shall be borne by the Vendor, on the one hand, and by the Purchasing Parties, on the other hand, in inverse proportion as the Vendor or the Purchaser, respectively, may prevail on the matters resolved by the Accounting Referee (such inverse proportion for each party shall be the positive value obtained for each party by dividing (1) the difference of (A) the amount of the Closing Date Working Capital proposed by such party and (B) the amount of the Closing Date Working Capital established by the Accounting Referee by (2) the difference between (A) the amount of the Closing Date Working Capital proposed by the Vendor and (B) the amount of Closing Date Working Capital proposed by the Purchaser), which proportionate allocation shall also be determined by the Accounting Referee and be in the Adjustment Report.

(e)           Any interest payable pursuant to Section 2.3(b)(i) or Section 2.3(b)(ii) shall be paid at the Prime Rate from and including the Closing Date to but excluding the date of payment.

Section 2.5 Settlement Date.

On the later of the second Business Day following (i) the date on which the Vendor and the Purchaser agree to the Closing Date Working Capital Statement (or are deemed to have agreed to the Closing Date Working Capital Statement) and (ii) the date on which a determination in respect of a Closing Date Statement Dispute is made by the Accounting Referee pursuant to Section 2.4(d) (such later date, the “Settlement Date”), the Closing Date Working Capital shall be determined and the payments contemplated by Section 2.3(b) shall be made based on the Purchase Price as calculated using such Closing Date Working Capital in accordance with Section 2.2(a) (such Purchase Price as finally determined, the “Final Purchase Price”).

Section 2.6 Payment and Location of Closing.

Any reference in this Agreement or in any document delivered pursuant to this Agreement to payment shall mean payment by wire transfer of immediately available funds in United States dollars to the bank account or accounts designated by the recipient of such payment in writing to the party making such payment, as the case may be, not less than two (2) Business Days prior to the date of such payment. The Closing shall be held at the Vendor’s offices at 12:01 a.m. (Eastern time) on the Closing Date or such other place or time as may be agreed by the Vendor and the Parent.

Section 2.7 Third Party Consents.

To the extent that any Business Asset is not, as a matter of Law or by its terms, (i) assignable or transferable or (ii) assignable or transferable without the consent of another Person, in each case pursuant to the consummation of the transactions contemplated by the Asset Purchase Agreement, then there shall be no assignment or attempted assignment of such Business Asset pursuant to the terms of the Asset Purchase Agreement if such assignment or attempted assignment would constitute a breach of Law or the terms of such Business Asset. Prior to and after the Closing, the Vendor and the Purchasing Parties shall cooperate and use all reasonable efforts to promptly obtain the consent of such Person to the assignment of any such Business Asset to the Corporation in all cases in which such consent is or may be required for such assignment.  To the extent that any of the Business Assets are not transferable by Law or by their terms, the Vendor and the Purchasing Parties shall cooperate and use all reasonable efforts in promptly making appropriate arrangements for the novation or re-issuance of the Business Assets in the name of the Corporation or otherwise as the Purchasing Parties shall specify (acting reasonably). If and to the extent that such consent, novation or re-issuance cannot be obtained, the Vendor shall use all reasonable efforts to preserve the benefits under the Business Assets (the “Business Asset Benefits”) for the Corporation, at the expense, charged at the rates set forth in Schedule C of the Manufacturing and Support Agreement, of the Purchasing Parties, but the Purchase Price under this Agreement shall not be adjusted.  In order that the Corporation may realize substantially all of the benefit of the Business Asset Benefits, the Vendor will, at the request and expense, charged at the rates set forth in Schedule C of the Manufacturing and Support Agreement, and under the direction of the Purchasing Parties, in the name of the Vendor or otherwise as the Purchasing Parties shall specify (acting reasonably), hold such Business Asset Benefits for a period of up to five years for the benefit of the Corporation and will take all such action and do or cause to be done all such things as shall, in the opinion of the Purchasing Parties (acting reasonably), be necessary or proper in order that the obligations of the Vendor may be performed in such manner that the value of such Business Asset Benefits are preserved and enure to the benefit of the Corporation, and that the collection of moneys due and payable to the Vendor in and under such Business Asset Benefits are received by the Corporation.  The Vendor’s obligations under this Section 2.7 with respect to any particular Business Asset Benefit shall terminate if the failure to obtain the necessary consent, novation or re-issuance in respect of the relevant Business Asset is a result of (i) the failure of the Purchaser or its Affiliates to comply with the terms of this Section 2.7, (ii) the negligence or willful misconduct of the Purchaser or its Affiliates or (iii) is a result of the identity or the legal or regulatory status of the Purchaser or any of its Affiliates (provided that with respect to a failure in connection with the foregoing item (iii), to the extent the failure is curable, then the Purchaser shall be entitled to a six (6) month period to cure such failure). The Vendor’s obligations under this Section 2.7 shall not require it to undertake or omit to undertake any activity that violates applicable Laws or that would materially compromise its compliance program, regulatory status or any other licence, permit or registration with respect to the Business or any other of its businesses. Prior to and after the Closing, the parties shall consult with each other on a monthly basis as to the status of consents, re-issuances or novations in respect of the Business Assets and with respect to the status of, and proposed approach of the parties to, the treatment of the Business Asset Benefits.  The provisions of this Section 2.7 shall not affect the right of the Purchasing Parties not to consummate the transactions contemplated by this Agreement if the condition to its obligations hereunder contained in Section 8.4 has not been fulfilled.  The obligations of the Vendor under this Section 2.7 are subject to compliance by the Corporation of its obligations under section 2(d) of the Transition Services Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor and Nordion represent and warrant to the Purchasing Parties, subject to such exceptions as are disclosed in the Disclosure Schedule, as follows:

Section 3.1 Organization and Authority of the Vendor and Enforceability.

(a) Each of the Vendor and Nordion is duly incorporated and validly existing under the Canada Business Corporations Act, and has full corporate power and authority to enter into and perform its obligations under this Agreement, the Asset Purchase Agreement and the Other Transaction Documents to which it is a party.

(b) The execution, delivery and performance of this Agreement, the Asset Purchase Agreement and the Other Transaction Documents to which it is a party has been duly authorized by all necessary corporate action of the Vendor and Nordion.

(c) This Agreement has been, or in the case of the Asset Purchase Agreement and Other Transaction Documents to which it is a party to be executed and delivered prior to or at the Closing will be, duly executed and delivered by the Vendor and Nordion.

(d) This Agreement constitutes, and upon the execution and delivery of the Asset Purchase Agreement and the Other Transaction Documents to which it is a party, the Asset Purchase Agreement and such Other Transaction Documents, will constitute, legal, valid and binding obligations of the Vendor and Nordion enforceable against each of them in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles.

Section 3.2 Organization and Qualification of the Corporation.

At the time of the transactions contemplated by the Asset Purchase Agreement and the Closing, the Corporation will be a corporation duly formed and validly existing under the Canada Business Corporations Act and will have full corporate power and corporate authority to conduct the Business as and to the extent now conducted and to own, use and lease the Business Assets.  At the time of the transactions contemplated by the Asset Purchase Agreement, the Corporation will be duly qualified, licensed and authorized to do business as a foreign corporation or as an extra-provincial corporation, as applicable, and will be in good standing as a foreign corporation or an extra-provincial corporation, as applicable, in the jurisdictions, if any, where it is required to be so licensed, qualified or authorized to conduct the Business or own the Business Assets, except where the failure to be so licensed, qualified or authorized would not have or reasonably be expected to have a Material Adverse Effect, after taking into account the services to be provided by the Vendor to the Corporation pursuant to the Transition Services Agreement and the Manufacturing and Support Agreement (which shall be deemed to be in full force and effect for the purposes of this Section 3.2).

Section 3.3 Purchased Shares.

(a)           At the Closing, the Vendor will own all of the Purchased Shares, consisting of 100 common shares in the capital of the Corporation, including any Consideration Shares once issued pursuant to the transactions contemplated by the Asset Purchase Agreement, free and clear of all Liens other than Permitted Liens and the restrictions on transfer contained in the articles of incorporation of the Corporation and applicable securities Laws and Guidelines.  At the Closing, the Purchased Shares (including the Consideration Shares once issued pursuant to the transactions contemplated by the Asset Purchase Agreement) will constitute all of the issued and outstanding equity and voting interests of the Corporation and there will be no other issued and outstanding securities of the Corporation.  At the Closing, the Purchased Shares (including the Consideration Shares once issued pursuant to the transactions contemplated by the Asset Purchase Agreement) will be duly authorized and validly issued as fully-paid and non-assessable common shares in the capital of the Corporation.

(b)           At the Closing, except for this Agreement and pursuant to the transactions contemplated by the Asset Transfer Agreement, no person will have any options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) for the purchase or sale of equity or voting interests or other securities of the Corporation or securities convertible into, or exchangeable for, securities of the Corporation. There are no irrevocable proxies or voting agreements with respect to any securities of the Corporation or securities convertible into, or exchangeable for, securities of the Corporation.

(c)           Except for the Vendor’s interest to be acquired in the Corporation, the Vendor is not, and the Corporation will not (i) be a partner, beneficiary, trustee, co-tenant, joint-venturer or otherwise a participant in any partnership, trust, joint venture, co-tenancy or similar jointly owned business undertaking and (ii) have an investment interest (whether equity or debt) in any business owned or controlled by any third party.

Section 3.4 Government Approvals, Notices and Filings.

Except as set forth in Section 3.4 of the Disclosure Schedule, no consent or approval of, giving of notice to, making filings with or taking of any action in respect of or by any Governmental Authority is required to be obtained or given by the Vendor or its Affiliates with respect to the execution, delivery or performance by the Vendor or Nordion of this Agreement or the consummation of the transactions contemplated hereunder or under the Asset Purchase Agreement, except (i) where the failure to obtain any such consent, approval, to give any such notice, to make any such filings or to take any such action would not reasonably be expected to have an effect material to the Business, after taking into account the services to be provided by the Vendor to the Corporation pursuant to the Transition Services Agreement and the Manufacturing and Support Agreement (which shall be deemed to be in full force and effect for the purposes of this Section 3.4), or (ii) those as would be required solely as a result of the identity or the legal or regulatory status of the Purchaser or any of its Affiliates.

Section 3.5 Third Party Consents, Approvals and Notices.

Except as set forth in Section 3.5 of the Disclosure Schedule, no consent or approval of, or notice to, any Person (other than any Governmental Authority) is required to be obtained or given by the Vendor or its Affiliates with respect to the execution, delivery or performance by the Vendor or Nordion of this Agreement or the consummation of the transactions hereunder or under the Asset Purchase Agreement, other than such consent, approval or notice the failure of which to obtain or give would not reasonably be expected to have an effect material to the Business, after taking into account the services to be provided by the Vendor to the Corporation pursuant to the Transition Services Agreement and the Manufacturing and Support Agreement (which shall be deemed to be in full force and effect for the purposes of this Section 3.5).

Section 3.6 Absence of Breach; Non-Contravention.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein or under the Asset Purchase Agreement by the Vendor, Nordion or the Corporation does not and will not with the passage of time or the giving of notice or both:

(i)
subject to obtaining the consents and approvals and giving the notices set forth in Section 3.5 of the Disclosure Schedule, result in a breach of or constitute a default by the Vendor or its Affiliates or the Corporation or result in any right of termination or acceleration under any Material Business Contract, except for any such breach or default which would not reasonably be expected to have an effect material to the Business, after taking into account the services to be provided by the Vendor to the Corporation pursuant to the Transition Services Agreement and the Manufacturing and Support Agreement (which shall be deemed to be in full force and effect for the purposes of this  Section 3.6);

(ii)
subject to obtaining the consents and approvals, making the filings and giving the notices disclosed in Section 3.4 of the Disclosure Schedule, result, except on account of facts or circumstances concerning the Purchaser and/or its Affiliates, in a violation of or default under any Law or any Order, or to the Knowledge of the Vendor, any Guidelines, now in effect having applicability to the Vendor or its Affiliates with respect to the Business, the Corporation or the Business Assets, except for any such violation or default which would not reasonably be expected to have an effect material to the Business, after taking into account the services to be provided by the Vendor to the Corporation pursuant to the Transition Services Agreement and the Manufacturing and Support Agreement (which shall be deemed to be in full force and effect for the purposes of this  Section 3.6); or

(iii)	violate any provisions of any charter document or by-law of the Vendor, Nordion or the Corporation.

Section 3.7 Absence of Other Liabilities

After giving effect to the transactions contemplated by the Asset Purchase Agreement and upon Closing, except for the Business Liabilities, the Corporation will not have any Liabilities, except any applicable transfer Taxes, sales Taxes, goods and services Taxes, harmonized sales Taxes (including GST/HST), value added Taxes, registration fees, duties or other like charges, including land transfer Taxes, payable upon and in connection with the sale, assignment, conveyance and transfer of the Business Assets to the Corporation.

Section 3.8 Title to Assets.

After giving effect to the transactions contemplated by the Asset Purchase Agreement and upon Closing, the Corporation will be the sole legal and beneficial owner and, where its interests are registrable, the sole record owner, of the Business Assets, with good and valid title thereto, free and clear of any Liens other than Permitted Liens, and the Corporation will be exclusively entitled to possess and dispose of same (subject only to the extent assignable and transferable under Law and the necessity of obtaining consents to their assignment or otherwise to the transactions contemplated hereunder), except (i) as set forth in Section 3.8 of the Disclosure Schedule, (ii) any Business Assets held for the benefit of the Corporation pursuant to Section 2.7, and (iii) Business Assets that the Corporation will have a valid leasehold interest or rights under Contract to use. The Corporation conducts no business or operations other than incident to the Business.

Section 3.9 Sufficiency and Condition of Assets.

Except as set forth in Section 3.9 of the Disclosure Schedule, the Business Assets (including any Business Assets to be held for the benefit of the Corporation pursuant to Section 2.7), together with the services and licences to be provided by the Vendor to the Corporation pursuant to the Transition Services Agreement and the Manufacturing and Support Agreement (which shall be deemed to be in full force and effect for the purposes of this Section 3.9), constitute all of the assets, of any nature whatsoever, necessary to operate the Business in the manner presently operated by the Vendor, including the procurement, manufacture and supply of the Product and the conduct of clinical studies with respect to the Product; provided that the foregoing is not a representation or warranty with respect to (i) infringement or other violation of the Intellectual Property of any Person (which is addressed in Section 3.14), or (ii) possession of or default under Permits (which is addressed in Section 3.20). The Tangible Assets are in good condition, repair and (where applicable) proper working order, having regard to their use and age, and such assets have been properly and regularly maintained.

Section 3.10 Location of Assets.

Except as disclosed in Section 3.10 of the Disclosure Schedule, all of the Business Assets are located at the Vendor’s facility in Ottawa, Ontario, as described in Section 3.10 of the Disclosure Schedule.

Section 3.11 Absence of other Business; No Subsidiaries.

At the Closing, the Corporation will not have carried on any business, or entered into any agreement or made any commitments (contingent or otherwise) other than pursuant to the Asset Purchase Agreement and this Agreement. At the Closing, the Corporation will not own or have any interest in any shares or have an ownership interest in any other Person.

Section 3.12 Absence of Changes.

Except as set forth in or permitted by this Agreement or the Asset Purchase Agreement, since the Balance Sheet Date:

(i)
there has not been any change in the financial condition, operations or prospects of the Business other than changes in the ordinary course of business, none of which has had an effect material to the Business;

(ii)	there has not been any material change in the level or value of Inventories;

(iii)	no Business Assets have been transferred, assigned, sold or otherwise disposed of except in the ordinary course of business;

(iv)
the Business has not suffered an operating loss or any unusual or extraordinary loss, waived or omitted to take any action in respect of any rights, or entered into any commitment or transaction not in the ordinary course of business where such loss, rights, commitment or transaction is or would be material in relation to the Business; and

(v)	there has not occurred a Material Adverse Effect.

Section 3.13 Material Business Contracts.

(a) Section 3.13 of the Disclosure Schedule lists all Material Business Contracts as of the date hereof.  Except as disclosed in Section 3.13 of the Disclosure Schedule, all Material Business Contracts are in full force and effect and constitute valid and binding rights and obligations of the Vendor, and after giving effect to the Asset Purchase Agreement and upon Closing, will constitute binding rights and obligations of the Corporation (except for Material Business Contracts held for the benefit of the Corporation pursuant to Section 2.7), and, to the Knowledge of the Vendor, constitute valid and binding rights and obligations of the other parties thereto in accordance with their respective terms and conditions.

(b) Except as disclosed in Section 3.5 or Section 3.13 of the Disclosure Schedule and except as would not reasonably be expected to have an effect material to the Business, (i) neither the Vendor nor the Corporation, nor, to the Knowledge of the Vendor, any other party thereto, is in breach or default of any provision of any Material Business Contract, and (ii) to the Knowledge of the Vendor, no event or circumstance has occurred (including the purchase of the Purchased Shares or the consummation of the transactions contemplated by the Asset Purchase Agreement), which with lapse of time or the giving of notice or both would constitute a breach or default by the Vendor or the Corporation or any other party thereto with respect to any Material Business Contract.

Section 3.14 Intellectual Property Rights.

Except for Vendor Background Technology, Section 3.14 of the Disclosure Schedule lists all material Intellectual Property owned, leased, licensed or otherwise held or controlled by the Vendor or the Corporation as of the date hereof to the extent used in, or relating to, the Business, which as of the date hereof the Vendor has, and after giving effect to the transactions contemplated by the Asset Purchase Agreement and upon the Closing the Corporation will have, all right, title and interest in or a valid and binding right under Contract to use.  Except as set forth in Section 3.14 of the Disclosure Schedule, all registrations with and applications to Governmental Authorities in respect of the Intellectual Property owned, leased or licensed by the Vendor or the Corporation and disclosed in Section 3.14 of the Disclosure Schedule are valid and in full force and effect and all maintenance, renewal and other fees required to maintain the validity and enforceability of any such Intellectual Property have been remitted in a timely manner. To the Knowledge of the Vendor, the Intellectual Property disclosed in Section 3.14 of the Disclosure Schedule is not being infringed or misused by any other Person. To the Knowledge of the Vendor, the use of the Business Intellectual Property in the conduct of the Business as presently conducted does not breach, violate, infringe or interfere with any rights of any third Person or require payment for the use of any Intellectual Property of another.  Neither of the Vendor or the Corporation has received any written notice from a third Person claiming that the continuing conduct of the Business as presently conducted will result in the infringement of any Intellectual Property owned by any third Person, except for such instances where the claim has been settled or which would not reasonably be expected to have an effect material to the Business.

Section 3.15 Employee Benefit Plans.

           (a)           Section 3.15 of the Disclosure Schedule lists all material employee benefit plans relating to the Employees in which the Vendor is a party or bound, or has any liability or obligations, or in which the Corporation will be a party or bound, or will have any liability or obligations, including all plans, agreements, arrangements or policies, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, relating to employment, sick pay, retirement or leave (other than those required by Law), vacation pay or severance pay (other than those required by Law), deferred or incentive compensation, pension, profit sharing, retirement income or other benefits, stock purchase and stock option plans, bonuses, severance arrangements (other than those required by Law), health benefits (other than those required by Law), disability benefits, insurance benefits and all other employee benefits or fringe benefits (other than the Canada Pension Plan, the Quebec Pension Plan, the Ontario Health Insurance Plan, Canada Employment Insurance and any other Governmental Authority plans) including any Vendor Pension Plans (individually, referred to as a “Vendor Benefit Plan” and, collectively, referred to as the “Vendor Benefit Plans”).

(b)           Copies of each Vendor Benefit Plan or a summary thereof have been made available to the Purchaser prior to the date hereof and all material data necessary to administer each Vendor Benefit Plan is in the possession of the Vendor or its agents and is in a form which is sufficient for the proper administration of the Vendor Benefit Plan in accordance with its terms and all Laws and Guidelines and such data is complete and correct.

(c)           Except as set forth in  Section 3.15 of the Disclosure Schedule, the Vendor has no formal plan and has made no promise or commitment, whether legally binding or not, to create any additional benefit plans which would be considered to be a Vendor Benefit Plan once created or to improve or change the benefits provided under any Vendor Benefit Plan.

(d)           Except as set forth in Section 3.15 of the Disclosure Schedule, none of the Vendor Benefit Plans provide benefits beyond retirement or other termination of service to Employees or former employees or to the beneficiaries or dependants of such employees.

(e)           None of the Vendor Benefit Plans is a Multi-Employer Plan.

(f)           Each Vendor Benefit Plan is, and has been, established, registered, amended, funded, administered and invested in material compliance with the terms of such Vendor Benefit Plan (including the terms of any documents in respect of such Vendor Benefit Plan), all Laws,  Guidelines and the Collective Bargaining Agreements, as applicable. The Vendor has not received, in the last three years, any notice from any Person questioning or challenging such compliance, and to the Knowledge of the Vendor, there has not been any such notice beyond the last three years.  There is no investigation by any Governmental Authority or Claim (other than routine claims for payment of benefits), or to the Knowledge of the Vendor pending or threatened involving any Vendor Benefit Plan or their assets, and no facts exist which could reasonably be expected to give rise to any such investigation or Claim (other than routine claims for payment of benefits).

Section 3.16 Employees; Labour Relations.

(a)           The Disclosure Schedule lists any and all current employment contracts between the Employees and the Vendor and the Employees and the Corporation, and such employment contracts have been delivered or made available to the Purchaser. Except where listed in the Disclosure Schedule, there are no employment contracts which are not terminable on the giving of reasonable notice in accordance with applicable Law, nor are there any employment contracts providing for cash, other compensation, benefits or contingent rights on Closing.

(b)           The Vendor and its Affiliates are in compliance in all material respects with all applicable Laws and, to the Knowledge of the Vendor, Guidelines relating to the employment of the Employees.

(c)           Except as set forth in Section 3.16 of the Disclosure Schedule, there are no Claims, pending Claims, or, to the Knowledge of the Vendor, threatened Claims in any jurisdiction with respect to the Business, the Corporation, the Business Assets or the Employees, pursuant to any Laws or Guidelines relating to the Employees or former employees.

(d)           There is no pending or, to the Knowledge of the Vendor, threatened attempt to organize a bargaining unit in respect of any Employees.  Neither the Vendor nor the Corporation is a party to or bound by, either directly or indirectly, voluntarily or by operation of law, any Collective Bargaining Agreement with respect to the Employees and no Collective Bargaining Agreement is currently being negotiated by the Vendor or the Corporation with respect to the Employees. There are no outstanding or, to the knowledge of the Vendor, threatened, unfair labour practices, complaints or applications, including any proceedings which could result in a certified bargaining agent for any Employees, and there have not been any such proceedings within the last three years.

Section 3.17 Taxes and Tax Returns.

(a) As of the Closing, the Corporation will (i) have filed or caused to be filed on a timely basis with the appropriate Governmental Authority all Tax Returns  required to be filed by it  and will have duly, completely and correctly reported all income and all other amounts and information required to be reported thereon, and (ii) have duly and timely paid or caused to be paid all Taxes, due and payable by it, in each case except any applicable transfer Taxes, sales Taxes, goods and services Taxes, harmonized sales Taxes (including GST/HST), value added Taxes, registration fees, duties or other like charges, including land transfer Taxes, payable upon and in connection with the sale, assignment, conveyance and transfer of the Business Assets to the Corporation.

(b) As of the Closing, there will be no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Corporation and no failure, if any, of the Vendor to duly and timely pay all Taxes, including all installments on account of Taxes for the current year, that are due and payable by it will result in a Lien on the assets of the Corporation.

(c) There are no actions, suits or other proceedings or investigations or claims in progress, pending or threatened against (i) the Corporation in respect of any Taxes (as of the Closing) or (ii) against the Vendor in respect of any Taxes which may result in a Lien on the assets of the Corporation, and there are not currently any outstanding reassessments or written inquiries which have been issued or raised by any Governmental Authority relating to Taxes which may result in a Lien on the assets of the Corporation.

(d) The Vendor has, and as of the Closing the Corporation will have, duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it, and has (and in the case of the Corporation, will have as of the Closing) duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it, in each case except any applicable transfer Taxes, sales Taxes, goods and services Taxes, harmonized sales Taxes (including GST/HST), value added Taxes, registration fees, duties or other like charges, including land transfer Taxes, payable upon and in connection with the sale, assignment, conveyance and transfer of the Business Assets to the Corporation.

(e) The Vendor has, and as of the Closing the Corporation will have, withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employee, officer or director and any non-resident Person), and has (and in the case of the Corporation, will have as of the Closing) remitted all such amounts to the appropriate Governmental Authority on a timely basis.

(f) Other than the agreements and arrangements set out in the Asset Purchase Agreement, as of the Closing the Corporation will not have made, prepared and/or filed any elections, designations or similar filings related to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that would have an effect for any period ending after the Closing Date.

(g) Prior to Closing, the Corporation will be duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.

(h) The Vendor is not a non-resident for purposes of the Income Tax Act (Canada).

(i) As of the Closing, the paid-up capital (as defined in subsection 89(1) of the Income Tax Act (Canada)) of the Consideration Shares will not be less than the fair market value of such Consideration Shares.

Section 3.18 Insurance.

To the Knowledge of the Vendor, the Vendor and its Affiliates (other than the Corporation) maintain adequate insurance relating to the Business and, until the completion of the transactions contemplated by the Asset Purchase Agreement, covering the Business Assets, customary for the type and scope of the Business and the Business Assets, but in any event in amounts sufficient to prevent the Vendor or its Affiliates (other than the Corporation) from becoming a co-insurer.  All material insurance policies currently in effect that relate to the Business are valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed.  To the Knowledge of the Vendor, no written notice of default, cancellation or termination has been received by the Vendor or the Corporation with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation or termination.

Section 3.19 Environmental Matters.

(a)           Except as set forth in Section 3.19 of the Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect on the Business:

(i)
(A) the operations of the Business and, as of Closing, the Corporation are and, for the three (3) years prior to the date of this Agreement, have been in compliance in all material respects with all applicable Environmental Laws, and to the Knowledge of the Vendor, Environmental Guidelines; (B) the Vendor has not and, as of the Closing, the Corporation will not have, within the three (3) years prior to the date of this Agreement received any written notice from any Governmental Authority alleging non-compliance with any applicable Environmental Law and to the Knowledge of the Vendor, Environmental Guidelines, with respect to the Business, the Corporation or the Business Assets; and (C) to the Knowledge of the Vendor, there are no past or existing facts or circumstances that are reasonably likely to be expected to give rise to any such allegation;

(ii)
(A) there are no Legal Proceedings of any kind or nature pending or, to the Knowledge of the Vendor, threatened against either the Vendor or, as of the Closing, the Corporation, pursuant to any applicable Environmental Laws and to the Knowledge of the Vendor, Environmental Guidelines, with respect to the Business, the Corporation or the Business Assets; (B) neither the Vendor nor any of its Affiliates has received any written notice regarding the commencement of, or intention to commence, any investigation or enquiry with respect to the Business, Corporation or Business Assets in relation to Hazardous Materials or any matter under Environmental Laws and to the Knowledge of the Vendor, Environmental Guidelines; and (C) to the Knowledge of the Vendor, there are no past or existing facts or circumstances that are reasonably likely to be expected to give rise to any such Legal Proceedings, investigation or inquiry; and

(iii)
(A) neither the Vendor nor, as of the Closing, the Corporation is subject to any unresolved Order from any Governmental Authority with respect to the Business, the Corporation or the Business Assets which has been issued pursuant to any Environmental Law or in relation to any Hazardous Material, or to the Knowledge of the Vendor, Environmental Guidelines, (B) neither the Vendor nor any of its Affiliates has received any written notice of the intention of any Governmental Authority to issue any such Order; and (C) to the Knowledge of the Vendor, there are no past or existing facts or circumstances that are reasonably likely to be expected to give rise to any such Order.

Section 3.20 Permits.

Except as set forth in Section 3.20 of the Disclosure Schedule, as of the date hereof the Vendor holds, and after giving effect to the transactions contemplated by the Asset Purchase Agreement and upon Closing, except for any Business Permits held for the benefit of the Corporation pursuant to Section 2.7, the Corporation will hold, all Permits necessary for the lawful operation of the Business and possession of the Business Assets, as presently conducted and in the manner presently held, other than such Permits the absence of which would not reasonably be expected to have an effect material to the Business, after taking into account the services to be provided by the Vendor to the Corporation pursuant to the Transition Services Agreement and the Manufacturing and Support Agreement (which shall be deemed to be in full force and effect for the purposes of this Section 3.20).  Except as set forth in Section 3.4 or Section 3.20 of the Disclosure Schedule, to the Knowledge of the Vendor, (i) each such Permit is valid, binding and in full force and effect and (ii) neither the Corporation nor the Vendor is in default (nor with the giving of notice or lapse of time or both, would it be in default, subject to Section 2.7) under any such Permit and to the Knowledge of the Vendor, there is no likely basis for any claim that is specifically related to the Business that would be anticipated to result in any such default or that would prevent any continuation of price reimbursement for the Product, except with respect to risks otherwise inherent in the industry of the Business, Other Inherent Risks, or risks otherwise relating to reimbursement of medical devices in general.  Neither the Vendor nor any of its Affiliates has received written notice of any investigation of or intention or consideration to revoke, restrict, alter or amend any such Permit and nor, to the Knowledge of the Vendor, are there any past or existing facts or circumstance that are reasonably likely to be expected to give rise to any such revocation, restriction, alteration or amendment, except for risks otherwise inherent in the industry of the Business, Other Inherent Risks, or risks otherwise related to reimbursement of medical devices in general.  Except as set forth in Section 3.20 of the Disclosure Schedule, the Vendor is not aware of any applications for Permits relating to health care or medical device regulatory matters that have been made in the three (3) years prior to the date of this Agreement in respect of the Business by the Vendor or its Affiliates other than for such Permits as are listed on Schedule 1.1(b).

Section 3.21 Regulatory Matters

Except as set forth in Section 3.20 or Section 3.21 of the Disclosure Schedule,

(a)           To the Knowledge of the Vendor, the Product has to date been developed, manufactured, tested, packaged, labeled, stored, distributed, marketed, promoted and advertised in material compliance with applicable Laws and  Guidelines, including applicable current good clinical practices and current good manufacturing practices, and the Product Specifications, standards and indications for use contained in the relevant Permits, except for such instances where the failure to comply would not reasonably be expected to have an effect material to the Business. Other than normal-course facility audits conducted by Governmental Authorities, neither the Vendor nor, as of the Closing, the Corporation, is or has been the subject of any investigation by Health Canada, the FDA or any other Governmental Authority regarding violations or alleged violations, or found to be in material violation of, nor has received from Health Canada, the FDA or any other Governmental Authority any inquiry alleging any violation of, any Laws and Guidelines by it with respect to the research, development, registration, manufacture, use, promotion, sale or commercialization of the Product that would reasonably be expected to have a Material Adverse Effect, and to the Knowledge of the Vendor there is no reasonable basis for any such allegation, inquiry or investigation. All filings with submissions to Health Canada, the FDA and any other Governmental Authority made by the Vendor and, as of the Closing, the Corporation, with regard to the Product, whether oral, written or electronically delivered, were true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, have been updated to be true, accurate and complete in all material respects as of the date of such update, and to the Knowledge of the Vendor, such filings, submissions and updates comply with all applicable Laws and Guidelines in all material respects.

(b)           The Vendor and its Affiliates have made available, or have caused to be delivered or made available, to the Purchaser all material Regulatory Documentation (including without limitation, the Investigational Testing Authorization, Investigational Device Exemption, Humanitarian Use Device and Humanitarian Device Exemption documents including all applications, approval letters, amendments and annual reports submitted to or received from Health Canada, the FDA and any other Governmental Authority), in the Vendor’s or the Vendor’s Affiliates’ possession or control regarding or related to any of the Product or the Business, and to the Knowledge of the Vendor all Regulatory Documentation were and are true, complete and correct in all material respects.  To the Knowledge of the Vendor, the Vendor or its Affiliates, as applicable, have prepared, maintained and retained all Regulatory Documentation with respect to the Product or the Business that is required to be maintained or retained in accordance with good clinical and manufacturing practices and other applicable Law and  Guidelines and all such information is true, complete and correct in all material respects.  To the Knowledge of the Vendor, the Vendor or its Affiliates, as applicable, have submitted to Health Canada, the FDA or other applicable Governmental Authorities in a timely manner all required notices and reports with respect to the Product (including adverse experience reports and annual reports) in material compliance with applicable Laws and Guidelines.

(c)           No Governmental Authority has commenced or initiated, or to the Knowledge of the Vendor, threatened to commence or  initiate any action to withdraw the Permits for the Products or to request any recall, removal, market withdrawal or material corrective action with respect to the Product.  No Governmental Authority has commenced or initiated, or to the Knowledge of the Vendor, threatened to commence or initiate any action to enjoin production of the Product. Neither the Vendor nor, as of the Closing, the Corporation, have ever received any notice to such effect.  There has not been, nor is there currently under consideration by the Vendor or, as of the Closing, the Corporation, any recall, removal, market withdrawal or material corrective action with respect to the Product.

(d)           The Vendor and the Vendor’s Affiliates and, to the Knowledge of the Vendor, its or their third party contractors, have, as applicable, conducted, directly and indirectly, and if still pending are conducting, directly or indirectly, all clinical trials with respect to the Product and the Business in material compliance with (i) the applicable Permits including the Investigational Testing Authorization, all protocols, specifications, and if necessary, approvals by institutional review boards, research ethics boards and similar authorities; (ii) procedures and controls pursuant to accepted professional and scientific standards; and (iii) all Laws and, to the Knowledge of the Vendor, Guidelines, including those implemented by Health Canada, the FDA or other applicable Governmental Authorities relating to clinical investigations, good pre-clinical and clinical practices and pre- and post-marketing adverse experience reporting, and all other pre- and post-marketing reporting requirements, as applicable. All pre-clinical and clinical trials conducted by or on behalf of the Vendor or the Vendor’s Affiliates and any potential liability of the Vendor or the Vendor’s Affiliates in connection with such trials is covered by insurance with terms and coverage customary for companies engaged in similar business.

(e)           Neither Health Canada, the FDA nor any other applicable Governmental Authority has commenced, or to the Knowledge of the Vendor, threatened to commence or initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any clinical trials that are ongoing or were ongoing in the three (3) years prior to the date of this Agreement, or to reject any proposed clinical trial in the three (3) years prior to the date of this Agreement, in each case with respect to the Product or the Business conducted or proposed to be conducted by or on behalf of the Vendor or its Affiliates, or as of the Closing, the Corporation. Neither the Vendor nor its Affiliates has received any written notice or correspondence from: (i) any institutional review board, research ethics board or similar authority requiring the termination or suspension of any clinical trials that are ongoing or were ongoing in the three (3) years prior to the date of this Agreement, or denying approval of any proposed clinical trial in the three (3) years prior to the date of this Agreement, in each case respect to the Product or the Business conducted or proposed to be conducted by or on behalf of the Vendor or its Affiliates, or as of the Closing, the Corporation, or (ii) the FDA or any other applicable Governmental Authority indicating that the Product will not be approved, provided that this does not relate to notice or correspondence regarding conditions to approvals and similar notices or correspondence (which notices or correspondence have been delivered or made available to the Purchasing Parties).

(f)           To the Knowledge of the Vendor, none of the Vendor or its Affiliates, or employees or agents of the foregoing have made any false statements or untrue statements of a material fact on, or failed to disclose a material fact required to be disclosed in, any representations, reports or other submissions, whether oral, written, or electronically delivered, to any Governmental Authority or in or from any other records and documentation prepared or maintained to comply with the requirements of any Governmental Authority relating to the Product or Business.

(g)           For greater certainty, (i) the Product Humanitarian Device Exemption is in good standing with the FDA and not subject to any dispute or investigation or enquiry; (ii) neither the Vendor nor its Affiliates have applied to or received any determination or challenge from the FDA regarding the applicability of the entitlement or eligibility under the Food and Drug Administration Safety and Innovation Act 2012 (FDASIA) for the Product or the Business to make “profits” as provided for under that act; and (iii) up to and including the Vendor’s 2012 Humanitarian Device Exemption annual report, to the Knowledge of the Vendor, (i) neither the Vendor nor its Affiliates have sold TheraSphere® for an amount that exceeded the cost of research and development, fabrication, and distribution of TheraSphere®, and (ii) the Vendor was in compliance with the Humanitarian Device Exemption prohibition on profit.

(h)           The Product complies with all warranties, whether express or implied, provided to purchasers of the Product by the Vendor, its Affiliates, including the Corporation, or agents or employees of the Vendor or its Affiliates.

Section 3.22 Compliance with Laws.

Except as set forth in Section 3.22 of the Disclosure Schedule, the Vendor is, and as of the Closing, the Corporation will be, in compliance with the requirements of all applicable Laws and Orders and, to the Knowledge of the Vendor, Guidelines, which affect the Business, the Corporation or the Business Assets (but excluding Environmental Laws and Environmental Guidelines which are covered by Section 3.19, Laws regarding Taxes which are covered by Section 3.17, Laws and Guidelines regarding employment/labour/benefits matters which are covered by Section 3.15 and Section 3.16, and Laws and Guidelines regarding Health Canada, FDA or other Governmental Authority regulatory matters of any kind or with respect to the manufacturing of the Product (which are covered by Section 3.21, Section 3.28 and Section 3.33)) (the “Subject Laws”), except for such instances where the failure to comply would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Vendor, neither the Vendor nor the Corporation has received within the last twelve (12) months any written notice or other written communication from any Governmental Authority with respect to an alleged violation and/or failure to comply with the Subject Laws, nor, to the Knowledge of the Vendor, are there any past or existing facts or circumstances which are reasonably likely to be expected to give rise to any such allegation, except for such instances where the failure to comply would not reasonably be expected to have a Material Adverse Effect, and to the Knowledge of the Vendor there is no reasonable basis for any such allegation.

Section 3.23 Litigation.

Except as set forth in section 3.23 of the Disclosure Schedule there are no (i) Legal Proceedings pending or, to the Knowledge of the Vendor, threatened against the Vendor or, as of the Closing, the Corporation with respect to the Business, the Corporation or the Business Assets; (ii) Orders outstanding against the Vendor or, as of the Closing, the Corporation with respect to the Business, the Corporation or the Business Assets; (iii) to the Knowledge of the Vendor, there are no past or existing facts or circumstances which are reasonably likely to be expected to give rise to any Legal Proceedings, except, in each case, as would not reasonably be expected to have an effect material to the Business; and (iv) outstanding Orders against the Vendor or an Affiliate of the Vendor which, in either case, prohibit, make illegal or seek to enjoin or restrain the transactions contemplated by this Agreement.

Section 3.24 Affiliate Transactions.

Except as disclosed in Section 3.24 of the Disclosure Schedule, no officer or director of the Vendor or any Affiliate of the Vendor (other than the Corporation) provides or causes to be provided any assets, services or facilities used in connection with the Business that are individually or in the aggregate material to the Business; and the Business does not provide or cause to be provided any assets, services or facilities to such any such officer, director or Affiliate (other than the Corporation) that are individually or in the aggregate material to the Business.

Section 3.25 Brokers.

Except for the Persons set forth in Section 3.25 of the Disclosure Schedule whose fees, commissions and expenses are the sole responsibility of the Vendor, neither the Vendor nor the Corporation has dealt with any broker or finder in connection with the transactions contemplated herein who would be entitled to a fee or commission in connection with the transactions contemplated herein.

Section 3.26 Major Suppliers and Customers.

Section 3.26 of the Disclosure Schedule sets forth a comprehensive listing of each supplier of goods and services to the Business to whom the Vendor paid in excess of $100,000 and each customer of the Business to whom the Vendor billed in excess of $100,000, each in the aggregate during the 12 month period ending March 31, 2013, together with, in each case, the amount so billed or paid, in each case as of the date hereof. Except as set forth on Section 3.26 of the Disclosure Schedule, during the last two (2) years prior to the date hereof, neither the Vendor nor the Vendor’s Affiliates have received written notice from any material supplier or customer in connection with the Product to the effect that such supplier or customer will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying or purchasing materials, products or services relating to the Product to or from Vendor or the Vendor’s Affiliates, as applicable, and to Vendor’s knowledge, no such supplier or customer has indicated that it intends to do any of the foregoing.

Section 3.27 Inventories.

As of the Closing, Corporation shall have good and marketable title to the Inventory free and clear of all Liens (other than Permitted Liens). The Inventory will have been manufactured, tested, packaged, labelled and stored in material compliance with applicable Laws and, to the Knowledge of the Vendor, Guidelines, including applicable current good manufacturing practices, and the relevant product specifications. As of the Closing, all Inventory of Product shall be in good condition and useable for the purposes for which it is being held and, for greater certainty, finished Product shall be in good and merchantable condition. Since the Balance Sheet Date, the Inventory levels have been maintained at the amounts required for the operations of the Business as previously conducted and such Inventory levels are adequate for such operations.

Section 3.28 Manufacturing.

Except as disclosed in Section 3.28 of the Disclosure Schedule:

(a)           Other than observations to which the follow-up response was deemed adequate in relation to a normal-course facility audit conducted by a Governmental Authority, neither the Vendor nor the Vendor’s Affiliates are or have been subject to any material adverse inspection, finding of deficiency, finding of non-compliance, regulatory or warning letter, investigation or other compliance or enforcement action, from or by the FDA, Health Canada or any other Governmental Authority in any other applicable jurisdiction with respect to any facility used in the manufacture, handling, processing or distribution of the Product.

(b)           There are no pending, or, to the Knowledge of the Vendor, threatened, civil, criminal or administrative actions, suits, demands, claims, hearings, investigations, demand letters, proceedings, complaints or requests for information by the FDA, Health Canada or any counterpart Governmental Authority related to the manufacture of the Product in the Vendor’s facility, or to the Knowledge of the Vendor, any other facility.

(c)           To the Knowledge of the Vendor, there is no act, omission, event, or circumstance that would reasonably be expected to give rise to any such action, suit, demand, claim, hearing, investigation, demand letter, proceeding, complaint or request for information or any such liability.

Section 3.29 Know-How.

The Vendor and its Affiliates have taken commercially reasonable measures to protect and preserve the security, confidentiality, value and ownership of the Manufacturing Know-How and other confidential information included in the Business Intellectual Property.

Section 3.30 Copies of Contracts, etc.

True and complete copies of the Material Business Contracts have been delivered or made available to the Purchaser and there are no current or pending negotiations with respect to the renewal, repudiation or amendment of any such Material Business Contracts except as disclosed in Section 3.30 of the Disclosure Schedule.

Section 3.31 Books and Records.

The Books and Records fairly, correctly and completely set out and disclose all material aspects of the Business.

Section 3.32 Trade Allowances.

Section 3.32 of the Disclosure Schedule provides an accurate summary of all marketing and pricing policies and promotions and trade allowances that are currently in effect or that have been in effect during any of the last two years.

Section 3.33 Product Sold.

Except as disclosed in Section 3.33 of the Disclosure Schedule or as otherwise set forth in the Disclosure Schedules, to the Knowledge of the Vendor, the Product sold by the Vendor has been manufactured, tested, packaged, labelled, held, distributed, marketed, and provided (i) in material compliance with the Product Specifications, standards and indications for use contained in the relevant Permits, and (ii) in material compliance with applicable Laws and, to the Knowledge of the Vendor, Guidelines, including the applicable requirements of current good clinical practices and current good manufacturing practice.

Section 3.34 Financial Statements.

The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with that of the preceding period and fairly present in all material respects the financial position, results of operations and changes in financial position of the Business as of the dates thereof and for the periods indicated therein.

Section 3.35 Nordion (S.a.r.l) Luxembourg.

Other than the AFMPS [redacted] registration of active implantable medical device and lease for office space in Luxembourg with ATEAC dated April 3 2012, Nordion (S.a.r.l.) Luxembourg does not have any right, title or interest in, to or under, or relating to the Product or any assets, properties or undertakings owned, leased, licensed or otherwise held or controlled and used or held for use to conduct the Business. [Description: permit number.]

Section 3.36 No Knowledge of Breach.

Neither the Vendor nor the Vendor Parent is aware of any breach of the representations and warranties of the Purchasing Parties in Article 4 as of the date of this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASING PARTIES

Each of the Purchasing Parties represents and warrants to the Vendor, as follows:

Section 4.1 Authority of Purchasing Parties and Enforceability.

(a) Except as set forth in Section 4.4 of Schedule 4, the execution, delivery and performance of this Agreement and the Other Transaction Documents to which it is a party have been duly authorized by all necessary corporate or other action of each Purchasing Party.

(b) This Agreement has been, or in the case of the Other Transaction Documents to which it is a party to be executed and delivered at the Closing will be, duly executed and delivered by each Purchasing Party.

(c) This Agreement constitutes, and upon the execution and delivery of the Other Transaction Documents to which it is a party, such Other Transaction Documents, will constitute, legal, valid and binding obligations of each Purchasing Party enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles.

Section 4.2 Organization and Qualification of Purchasing Parties.

Each Purchasing Party is duly incorporated, amalgamated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, amalgamation or organization, as the case may be.  Each Purchasing Party is duly qualified, licensed and authorized to do business as a foreign corporation or an extra-provincial corporation, as applicable, and is in good standing as a foreign corporation or an extra-provincial corporation, as applicable, in the jurisdictions, if any, where it is required to be so licensed, qualified or authorized to conduct its business or own its property, except for jurisdictions in which the failure to be so licensed, qualified or authorized would not reasonably be expected to have a material adverse effect on the business, results of operations, properties or financial condition of such Purchasing Party.

Section 4.3 Government Approvals, Notices and Filings.

Except as set forth in Section 4.3 of Schedule 4, no consent or approval of, giving of notice to, making filings with, or taking of any action in respect of or by, any Governmental Authority is required with respect to the execution, delivery or performance by the Purchasing Parties of this Agreement or the consummation of the transactions contemplated hereunder.

Section 4.4 Third Party Consents, Approvals and Notices.

Except as set forth in Section 4.4 of Schedule 4, no consent or approval of, or notice to, any Person (other than any Governmental Authority) is required to be obtained or given by the Purchaser with respect to the execution, delivery or performance by the Purchasing Parties of this Agreement or the consummation of the transactions hereunder.

Section 4.5 Absence of Breach; Non-Contravention.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein by any of the Purchasing Parties does not and will not with the passage of time or the giving of notice or both:

(i)
result in a breach of or constitute a default by any of the Purchasing Parties or result in any right of termination or acceleration under any Contract to which any of the Purchasing Parties is a party or by which the property of any of the Purchasing Parties is bound or affected, except for any such breach or default which would not materially impair or delay the ability of each of the Purchasing Parties to perform its obligations hereunder or consummate the transactions contemplated hereby;

(ii)
subject to obtaining the consents and approvals, making the filings and giving the notices disclosed in Section 4.3 and Section 4.4 of Schedule 4, result in a violation of or default under any Law, and, to the Knowledge of the Vendor, Guidelines, or Order now in effect having applicability to any of the Purchasing Parties, except for any such violation or default which would not materially impair or delay the ability of each of the Purchasing Parties to perform its obligations hereunder or consummate the transactions contemplated hereby, or adversely affect the validity or enforceability of this Agreement or prohibit, make illegal, enjoin or restrict in any manner the transactions contemplated hereby; or

(iii)	violate any provisions of any charter document or by-law restriction of any of the Purchasing Parties.

Section 4.6 Litigation.

There are no (i) Legal Proceedings pending or, to the Purchasing Parties’ knowledge, threatened against any Purchasing Party, and (ii) outstanding Orders against any Purchasing Party or any other Affiliate of a Purchasing Party which, in either case, prohibit, make illegal or seeks to enjoin or restrain the transactions contemplated by this Agreement.

Section 4.7 Brokers.

Except for the Persons set forth in Section 4.7 of Schedule 4 whose fees, commissions and expenses are the sole responsibility of the Purchasing Parties, none of the Purchasing Parties has dealt with any broker or finder in connection with the transactions contemplated herein who would be entitled to a fee or commission in connection with the transactions contemplated herein.

Section 4.8 Financing.

The Purchasing Parties have sufficient cash and/or available credit facilities (and have provided the Vendor with evidence thereof) to pay the Purchase Price and to make all other necessary payments of fees and expenses in connection with the transactions contemplated by this Agreement.

Section 4.9 Bankruptcy.

There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by, or to the knowledge of the Purchasing Parties, threatened, against any of the Purchasing Parties.

Section 4.10 No Knowledge of Breach

Neither of the Purchasing Parties is aware of any breach of the representations and warranties of the Vendor in Article 3 as of the date of this Agreement.

ARTICLE 5

COVENANTS OF THE VENDOR

Section 5.1 Conduct of Business Prior to Closing

Except (i) as contemplated by this Agreement or the Asset Transfer Agreement, (ii) as set forth in Schedule 5.1, or (iii) with the prior written consent of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the Closing, the Vendor shall, and shall cause the Corporation to:

(i)	conduct the Business in the ordinary course, provide regular customer service and maintain business policies;

(ii)
use all reasonable efforts to maintain good relations with [redacted] and use commercially reasonable efforts to maintain good relations with the Employees and customers and other suppliers of the Business; [Description: names of suppliers.]

(iii)	continue in force all policies of insurance maintained by or for the benefit of the Business and give all notices and present claims under all insurance policies in a timely fashion; and

(iv)
comply with all Laws, and use good faith efforts to comply with all Guidelines, affecting the operation of the Business, except where the failure to comply would not reasonably be expected to be material to the Business.

Section 5.2 Restrictions.

Except as contemplated by this Agreement or as set forth in Schedule 5.2, from the date hereof until the Closing, the Vendor shall not, and shall cause the Corporation, not to, (except with the prior written consent of the Parent, which consent shall not be unreasonably withheld, conditioned or delayed):

(i)
sell, lease, transfer or otherwise dispose of, or suffer a Lien (other than Permitted Liens) to exist on, the Purchased Shares or the Business Assets, except in the ordinary course of business and the sale of Product;

(ii)
incur indebtedness in an aggregate principal amount exceeding [redacted] that would constitute a Business Liability or a Liability of the Corporation, except in the ordinary course of business; [Description: dollar amount redacted.]

(iii)	transfer, assign or grant any license or sublicense, Lien or any material rights under or with respect to the Business Intellectual Property;

(iv)
enter into any Vendor Benefit Plan or amend in any material respect any Vendor Benefit Plan or materially increase the compensation or benefits of any Employee (except, in each case, in the ordinary course of business consistent with past practice), or as required by Law, any Vendor Benefit Plan or any Contract with respect to Employees;

(v)	hire or retain any new Employees or terminate the employment of any Employees (whether for cause or otherwise) or make any amendments to the terms of employment as set out in Schedule 1.1(c);

(vi)	terminate or amend in any material respect any Material Business Contract or Business Permit or waive any right or entitlement under any of them, except in the ordinary course of business;

(vii)
other than in the ordinary course of business, submit any material information to or enter into any material discussions with or respond to any enquiry from any Governmental Authority with respect to the Product or Business, other than with respect to the Retained Liability set out on paragraph (a) of Schedule 1.1(h) (a “Product Regulatory Communication”), without having fully and promptly consulted with, and had due regard to the feedback received from, the Parent. Save as provided below in this Section 5.2(vii), the Parent shall be provided with at least five (5) Business Days’ notice to comment on any Product Regulatory Communication, save that in the event that the Vendor is legally compelled to submit any such information or otherwise respond to any such Governmental Authority on less than five (5) Business Days’ notice, the Parent’s period of consultation shall be reduced to such period as is reasonably practicable in the circumstances. The advance written approval of the Parent shall be required, not to be unreasonably delayed or withheld, with respect to the content of any of the following submitted by or on behalf of the Vendor or its Affiliates to any Governmental Authority with respect to the Product: (i) an annual Humanitarian Device Exemption report; (ii) any application for or amendment to any marketing authorisation, license or registration or other form of approval from a Governmental Authority to permit the Product to be placed on any market or sold in any country; or (iii) any admission regarding the invalidity or breach of any Permit;

(viii)
make capital expenditures in excess of [redacted] in the aggregate that would constitute a Business Liability or a Liability of the Corporation, except in the ordinary course of business; [Description: dollar amount redacted.]

(ix)	with respect to the Corporation, declare or pay any distributions upon the Purchased Shares;

(x)
authorize, issue or sell any equity or voting securities or any other interest or securities in the Corporation or securities convertible into, or exchangeable for, securities of the Corporation, other than the Consideration Shares;

(xi)	redeem, purchase or otherwise acquire the Purchased Shares;

(xii)	enter into any Contract to do or engage in any of the foregoing; or

(xiii)	enter into any Contract that would reasonably be expected to have a material effect on the Business.

Section 5.3 Books and Records; Business Contracts.

At least five (5) Business Days prior to the Closing, the Vendor shall provide the Purchasing Parties with copies of all Business Contracts and a list of all Business Contracts.  At Closing, all Books and Records requested to be accessed by the Purchasing Parties will be made accessible within two (2) Business Days of such request.  As reasonably promptly as is practicable after the Closing, and in no event more than ninety (90) days after Closing, the physical Books and Records will be delivered to the Purchasing Parties, and with respect to Books and Records stored on computer related or other electronic media, pursuant to Schedules A and B of the Transition Services Agreement, the Vendor shall extract, verify for accuracy and provide such Books and Records to the Purchasing Parties in a format that can be imported into the Purchasing Parties’ systems for use, where technically feasible.

Section 5.4 Access.

The Vendor shall, and shall cause the Corporation to, from the date hereof until the Closing Date, upon reasonable notice, permit the Parent and Purchaser and its directors, officers, employees, accountants, auditors, legal and financial advisors, consultants, agents and other representatives (“Representatives”) to, at the sole cost and expense of the Parent, review and inspect all Books and Records, Business Contracts, Business Permits and other documents relating to the Business, the Purchased Shares, the Corporation, the Business Assets, and the Business Liabilities reasonably requested by the Parent and in the possession or control of the Vendor or the Corporation, provided that the foregoing reviews and inspections shall take place at regular business hours and the same do not (i) unduly disrupt the conduct of the business operations of the Vendor or the Corporation, (ii) violate any Law, fiduciary duty, Order, Contract or Permit applicable to any Vendor or the Corporation, or (iii) jeopardize any solicitor-client or other legal privilege, and subject to existing confidentiality and non-disclosure obligations of the Parent and its Affiliates (including the Prior Confidentiality Agreement).

Section 5.5 Regulatory and Third Party Approvals and Claims.

(a) The Vendor shall as promptly as practicable after the date hereof (i) use all reasonable efforts to give all notices to, make all filings and applications with, obtain all consents and approvals of, and take any action in respect of, any Persons and Governmental Authorities required of the Vendor and the Corporation to consummate the transactions contemplated by this Agreement and the Asset Purchase Agreement, including those described in Section 3.4 and Section 3.5 of the Disclosure Schedule, (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith and (iii) provide such necessary information and reasonable cooperation to the Purchasing Parties or their outside counsel as reasonably requested by the Parent in connection with the performance of the Purchasing Parties’ obligations under Section 6.2.  The Vendor shall provide prompt notification to the Parent when any such consent, approval, action, filing or notice referred to in clause (i) above is obtained, taken, made or given, as applicable, and shall advise the Parent of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing to the Parent or its outside counsel) with any Governmental Authority or other Person regarding any of the transactions contemplated by this Agreement.

(b) Notwithstanding the foregoing, in no event shall the Vendor or the Corporation be required to make any payment (other than reasonable legal fees) that it is not presently contractually required to make, enter into any other agreement or arrangement with any Person that it is not presently contractually required to enter into, accept any significant modification in any existing agreement or arrangement, take any action that would alter or restrict in any way the Vendor’s, the Corporation’s or any of their respective Affiliates’ business or commercial practices.

Section 5.6 Fulfillment of Conditions

The Vendor shall, and shall cause the Corporation to, take all reasonable steps necessary or desirable to, and proceed diligently in good faith to, satisfy each condition to the obligations of the Purchasing Parties contained in this Agreement, and the Vendor shall not take or fail to take, and shall cause the Corporation not to take or fail to take, any action that could reasonably be expected to result in the non-fulfillment of any such condition.

Section 5.7 Non Solicitation.

The Vendor covenants with the Purchaser that it shall not, for a period of 36 months, either alone or in conjunction with any individual, partnership, firm, association, syndicate, company or other entity, whether as principal, agent, consultant, employee, shareholder (other than a holding of shares listed on a recognized North American stock exchange that does not exceed five percent (5%) of the outstanding shares so listed, provided that none of the Vendor any of its Affiliates or any Person acting jointly or in concert with the Vendor is involved in any manner whatsoever with the management of such listed issuer), or in any other manner, whatsoever, directly or indirectly:

(a)           induce any person who is an employee, agent, salesperson, contractor, customer, supplier or dealer of or relating to the Business as of the date of this Agreement, or was so within the one (1) year period prior to the date of this Agreement, to leave, to stop selling to, or stop buying from, to change the terms related thereto, the Purchaser or any of its Affiliates or otherwise cease dealing with the Corporation, the Purchaser or any of its Affiliates; or

(b)           solicit for employment, employ or otherwise contract for the services of any person who is employed (either as an Employee, full-time contractor or full-time consultant) by the Corporation;

except in each case in circumstances where the relationship between the employee, agent, salesperson, contractor, customer, supplier or dealer and the Corporation, Purchaser or its Affiliates was terminated by the Corporation, Purchaser or its Affiliates, as applicable.

Section 5.8 Nordion Guarantee

Nordion hereby unconditionally and irrevocably guarantees to the Purchasing Parties the performance by the Vendor of its obligations in respect of this Agreement and the Other Transaction Documents.

Section 5.9 Notice of Untrue Representation or Warranty

The Vendor shall notify the Purchaser, promptly upon it becoming aware of any representation or warranty made by the Vendor or the Purchasing Parties contained in this Agreement becoming incorrect prior to Closing, and, for the purposes of this Section 5.9, unless otherwise specified, each representation and warranty shall be deemed to be given at and as of all times from the date of this Agreement to the Closing Date. Any such notice shall set out particulars of the untrue or incorrect representation or warranty and, with respect to a representation or warranty of the Vendor, details of any actions being taken by the Vendor to rectify the incorrectness. No such notice will relieve either party of any right or remedy provided for in this Agreement.

Section 5.10 Other Covenants

(a)           Notwithstanding the fact that it is an Excluded Asset, prior to and after the Closing, the Vendor and the Purchasing Parties shall cooperate and use all reasonable efforts to effect a transfer of the AFMPS [redacted] registration of active implantable medical device held by Nordion (S.a.r.l) Luxembourg to, or to make appropriate arrangements for the re-issuance of such registration in the name of, an entity designated by and Affiliated with the Purchasing Parties which is legally permitted to hold and make use of such registration. The Vendor’s and the Purchasing Parties’ obligations with respect to the foregoing shall be governed by Section 2.7, including all obligations and the limitations on such obligations set forth therein.  The Vendor’s obligations under this paragraph shall cease if the Purchasing Parties fail to designate an entity legally permitted to hold and make use of such registration within ninety (90) days of Closing or the applicable Governmental Authorities determine that such entity may not legally hold or make use of such registration.  The Vendor shall maintain the lease for office space in Luxembourg with ATEAC dated April 3, 2012 until the AFMPS [redacted] registration of active implantable medical device has been so transferred or reissued. [Description: permit numbers.]

(b)           Notwithstanding the fact they are Excluded Assets, prior to and after the Closing, the Vendor and the Purchasing Parties shall cooperate and use all reasonable efforts to effect the issuance of new Permits corresponding to the following existing Permits of the Vendor to the extent they relate to the Product:  [redacted].  The Vendor’s and the Purchasing Parties’ obligations with respect to the foregoing shall be governed by Section 2.7, including all obligations and the limitations on such obligations set forth therein. [Description: permit names and numbers.]

(c)           The obligations of the Vendor under Section 5.10(a) and (b) above are subject to compliance by the Corporation of its obligations under section 2(d) of the Transition Services Agreement.

(d)           [redacted]. [Description: Other Vendor obligations with respect to permits.]

ARTICLE 6

COVENANTS OF PURCHASING PARTIES

Section 6.1 Access.

The Purchasing Parties shall, and shall cause the Corporation to, from and after the Closing Date, upon reasonable notice, permit the Vendor and its Representatives, at the sole cost and expense of the Vendor, access to employees and to review, inspect and make archival copies of (in accordance with the last sentence of this paragraph), Books and Records of the Corporation and/or the Business reasonably requested by the Vendor and in the possession or control of the Purchasing Parties or the Corporation for the purpose of carrying out the Vendor’s obligations under the Transition Services Agreement and the Manufacturing and Support Agreement, investigating any matter for which the Vendor may be required to indemnify the Purchaser hereunder, as required in connection with the Vendor’s compliance with applicable Laws or Guidelines, or relating to Retained Liabilities, provided that the foregoing review and inspection shall take place at regular business hours and the same does not (i) unduly disrupt the conduct of the business operations of the Purchasing Parties or the Corporation, (ii) violate any Law, fiduciary duty, Order, Contract or Permit applicable to any Purchasing Party or the Corporation, or (iii) jeopardize any solicitor-client or other legal privilege, and subject to existing confidentiality and non-disclosure obligations of the Purchasing Parties or the Corporation.  Subject to its confidentiality and other obligations under this Agreement, the Vendor may retain an archival copy of the Books and Records for the purpose of carrying out the Vendor’s obligations under the Transition Services Agreement and the Manufacturing and Support Agreement, investigating any matter for which the Vendor may be required to indemnify the Purchaser hereunder or as required in connection with the Vendor’s compliance with applicable Laws or Guidelines.

Section 6.2 Regulatory and Third Party Approvals.

(a) Each of the Purchasing Parties shall, as promptly as practicable after the date hereof (i) use commercially reasonable efforts to give all notices to, make all filings and applications with, obtain all consents and approvals of and take any action in respect of, any Persons and Governmental Authorities that are required of any of the Purchasing Parties to consummate the transactions contemplated by this Agreement, including those described in Section 4.3 and Section 4.4 of Schedule 4; (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith and (iii) provide such necessary information and reasonable cooperation to the Vendor and its outside counsel as reasonably requested by the Vendor in connection with the performance of the Vendor’s obligations under Section 5.5.  The Parent shall provide prompt notification to the Vendor when any such consent, approval, action, filing or notice referred to in clause (i) above is obtained, taken, made or given, as applicable, and shall advise the Vendor of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing to the Vendor and its outside counsel) with any Governmental Authority or other Person regarding any of the transactions contemplated by this Agreement.

Section 6.3 Fulfillment of Conditions.

The Purchasing Parties shall take all commercially reasonable steps necessary or desirable to, and proceed diligently in good faith to, satisfy each condition to the obligations of the Vendor contained in this Agreement and shall not take or fail to take any action that could reasonably be expected to result in the non-fulfillment of any such condition.

Section 6.4 Non Solicitation.

The Purchasing Parties covenant with the Vendor that they shall not, for a period of 24 months, either alone or in conjunction with any individual, partnership, firm, association, syndicate, company or other entity, whether as principal, agent, consultant, employee, shareholder (other than a holding of shares listed on a recognized North American stock exchange that does not exceed five percent (5%) of the outstanding shares so listed, provided that none of the Purchasing Parties or any of their Affiliates or any Person acting jointly or in concert with any of the Purchasing Parties is involved in any manner whatsoever with the management of such listed issuer), or in any other manner, whatsoever, directly or indirectly (except as contemplated by this Agreement, the  Asset Purchase Agreement, the Transition Services Agreement and the Manufacturing and Support Agreement):

(a)           induce any person who is an employee of the Vendor or its Affiliates as of the date of this Agreement to leave the Vendor or any of its Affiliates; or

(b)           solicit for employment, employ or otherwise contract for the services of any person who is employed (either as an employee, full-time contractor or full-time consultant) by the Vendor or any of its Affiliates;

except in each case in circumstances where the relationship between the employee and the Vendor or its Affiliates was terminated by the Vendor or its Affiliates, as applicable.

Section 6.5 Parent Guarantee.

Parent hereby unconditionally and irrevocably guarantees to the Vendor the performance by the Purchaser and its Affiliates of their obligations in respect of this Agreement and the Other Transaction Documents.

Section 6.6 Notice of Untrue Representation or Warranty.

The Purchaser shall notify the Vendor, promptly upon it becoming aware of any representation or warranty made by the Vendor or the Purchasing Parties contained in this Agreement becoming incorrect prior to Closing, and, for the purposes of this Section 6.6, unless otherwise specified, each representation and warranty shall be deemed to be given at and as of all times from the date of this Agreement to the Closing Date. Any such notice shall set out particulars of the untrue or incorrect representation or warranty and, with respect to a representation or warranty of the Purchasing Parties, details of any actions being taken by the Purchasing Parties to rectify the incorrectness. No such notice will relieve either party of any right or remedy provided for in this Agreement.

ARTICLE 7

ADDITIONAL AGREEMENTS OF THE VENDOR AND PURCHASING PARTIES

Section 7.1 Confidentiality.

(a)           Upon the execution of this Agreement, the confidentiality agreement dated [redacted], as amended [redacted] between BTG International Limited and the Vendor (the “Prior Confidentiality Agreement”) shall terminate. [Description: dates of confidentiality agreement and its amendment.]

(b)           Prior to the Closing, the Purchasing Parties and their Affiliates shall keep confidential all information relating to the Corporation and the Business, except information which: (i) is part of the public domain; (ii) becomes part of the public domain other than as a result of a breach of these provisions or the Prior Confidentiality Agreement by the Purchasing Parties; (iii) the Purchasing Parties are required to disclose pursuant to applicable Laws or stock exchange rules or by a Governmental Authority; (iv) was received in good faith after the date of this Agreement from an independent Person who was lawfully in possession of such information free of any obligation of confidence; (v) is released from the provisions of this Agreement by the written authorization of Vendor; or (vi) except with respect to Personal Information, is disclosed only to the Purchasing Parties’ Affiliates, directors, officers, employees, advisors, counsel, agents, consultants and current and potential lenders, acquirers, partners, licensees and licensors (which persons or entities will be bound by a confidentiality obligation incorporating no less restrictive terms than those set forth herein) with a need to know such information.

(c)           At all times, the Purchasing Parties and their Affiliates shall keep confidential all information relating to the Vendor and Nordion (including Vendor Background Technology), except information which: (i) is part of the public domain; (ii) becomes part of the public domain other than as a result of a breach of these provisions or the Prior Confidentiality Agreement by the Purchasing Parties; (iii) the Purchasing Parties are required to disclose pursuant to applicable Laws or stock exchange rules or by a Governmental Authority; (iv) was received in good faith after the date of this Agreement from an independent Person who was lawfully in possession of such information free of any obligation of confidence; (v) is released from the provisions of this Agreement by the written authorization of Vendor; or (vi) except with respect to Personal Information, is disclosed only to the Purchasing Parties’ Affiliates, directors, officers, employees, advisors, counsel, agents, consultants and current and potential lenders, acquirers, partners, licensees and licensors (which persons or entities will be bound by a confidentiality obligation incorporating no less restrictive terms than those set forth herein) with a need to know such information.

(d)           After the Closing, the Vendor and its Affiliates shall keep confidential all information relating to the Corporation and the Business (including Know-How), except information which: (i) is part of the public domain; (ii) becomes part of the public domain other than as a result of a breach of these provisions or the Prior Confidentiality Agreement by the Vendor or its Affiliates; (iii) the Vendor or Nordion is required to disclose pursuant to applicable Laws or stock exchange rules or by a Governmental Authority; (iv) was received in good faith after Closing from an independent Person who was lawfully in possession of such information free of any obligation of confidence; (v) is released from the provisions of this Agreement by the written authorization of Purchaser; or (vi) except with respect to Personal Information, is disclosed only to the Vendor’s Affiliates, directors, officers, employees, advisors, counsel, agents, consultants and current and potential lenders, acquirers, partners, licensees and licensors (which persons or entities will be bound by a confidentiality obligation incorporating no less restrictive terms than those set forth herein) with a need to know such information.

(e)           The parties agree that the confidentiality obligations in this Agreement shall apply to this Agreement and the Schedules hereto, the Asset Purchase Agreement, the Transition Services Agreement and the Manufacturing and Support Agreement, including any amendments thereto, and each party will not disclose this Agreement or the Schedules hereto,  the Asset Purchase Agreement, the Transition Services Agreement and the Manufacturing and Support Agreement, including any amendments thereto, to third parties for any purpose other than to its Affiliates, directors, officers, employees, advisors, counsel, agents, consultants and current and potential lenders, acquirers, partners, licensees and licensors (which persons or entities will be bound by a confidentiality obligation incorporating no less restrictive terms than those set forth herein) with a need to know such information. In the event that this Agreement and the Schedules hereto,  the Asset Purchase Agreement, the Transition Services Agreement and the Manufacturing and Support Agreement, including any amendments thereto, any portion of its contents or any information concerning this Agreement and the Schedules hereto,  the Asset Purchase Agreement, the Transition Services Agreement and the Manufacturing and Support Agreement, including any amendments thereto, and the transactions contemplated hereby, is required to be disclosed by any of the parties hereto pursuant to any applicable securities legislation, rules or regulations or requirement of a Governmental Authority or any other federal, provincial, state or foreign authorities, the such party, as the case may be, shall provide reasonable notice to the other parties prior to any such disclosure in order that such other parties may provide its views to the party required to disclose, as to redactions that may be made to this Agreement and the Schedules hereto,  the Asset Purchase Agreement, the Transition Services Agreement and the Manufacturing and Support Agreement, including any amendments thereto, or related materials in respect of sensitive or confidential information.  After considering the input of the other parties, the party required to disclose shall determine, in its sole discretion, acting reasonably, the extent to which the Agreement and the Schedules hereto, the Asset Purchase Agreement, the Transition Services Agreement and the Manufacturing and Support Agreement, including any amendments thereto, and related materials may be redacted for sensitive or confidential information while complying with the applicable laws, rules and regulations in respect of the required disclosure.

Section 7.2 Regulatory Filings and Other Actions.

(a) In addition to and not in limitation of the covenants contained in Section 5.6, Section 6.3 and Section 7.3, the parties shall prepare and file, deliver or give notice, as the case may be, as reasonably promptly as practicable after the execution of this Agreement, all such filings, notices, requests and applications required to obtain the consents, approvals and authorizations from Persons and Governmental Authorities that are necessary to consummate the transactions contemplated by this Agreement and the Asset Purchase Agreement.

(b) Each party shall use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, this Agreement and the transactions contemplated hereby and by the Asset Purchase Agreement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby or by the Asset Purchase Agreement.

(c) Without limiting the generality of the foregoing, the Purchasing Parties and the Vendor shall consult and cooperate with each other in connection with all notices, filings, applications, analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted in connection with obtaining all consents and approvals from any Governmental Authorities necessary to consummate the transactions contemplated hereby.  Neither party will make any notification, filing, application or other submission in relation to the transactions contemplated hereby without first providing the other party with a copy of such notification, filing, application or other submission in draft form (subject to reasonable redactions or limiting the sharing of such draft, or parts thereof, to an outside-counsel-only basis where appropriate) and giving the other party a reasonable opportunity to consider its content before it is filed with the relevant Governmental Authority, and each party shall consider and take account of all reasonable comments made in this respect, except that with respect to the requirements of the UK Listing Authority, the Vendor shall only provide comments on any information relating to the Vendor, the Corporation, the Business and the Business Assets and such comments shall be received by the Purchasing Parties in a timely basis so as not to cause any delay with respect to filings with the UK Listing Authority.  The Parties shall promptly notify each other of any substantive communications from or with any Government Authority with respect to the transactions contemplated by this Agreement and each party will use its reasonable commercial efforts to ensure, to the extent permitted by Law, that the other party, or its outside counsel where appropriate, are involved in any substantive communications or invited to attend meetings with, or other appearances before, any Government Authority with respect to the transactions contemplated by this Agreement.

Section 7.3 Further Assurances.

From time to time after the date hereof, including after the Closing, and without further consideration, the parties shall execute and deliver, or arrange for the execution and delivery of, such other instruments of conveyance, transfer or assumption and take or arrange for such other actions as may be reasonably requested by the other party to more effectively complete any of the transactions provided for in this Agreement or any document contemplated hereby.

Section 7.4 Tax Matters.

           (a)           Subject to Section 7.5, the Purchasing Parties shall be liable for and pay any applicable transfer Taxes, registration fees, duties or other like charges, payable upon and in connection with the sale, assignment, conveyance and transfer of the Purchased Shares.  The Purchasing Parties shall, at their own expense, timely file any Tax Return or other document with respect to such Taxes or fees.

(b)           The parties shall cooperate fully with each other and make available to each other in a timely fashion such data, personnel or other information as may reasonably be required for the preparation of any Tax Return with respect to any Vendor Tax Period relating to the Corporation and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable Law with respect to Taxes.

(c)           Without limiting the generality of the foregoing, the Purchasing Parties shall prepare, or cause to be prepared, all Tax Returns required to be filed by the Corporation for any period which ends on or before  the Closing Date and for which Tax Returns have not been filed as of such date. The Purchasing Parties may cause the Corporation to make the election referred to in subsection 256(9) of the Income Tax Act (Canada) and the comparable provisions of applicable provincial or territorial legislation and to file such election(s) for the Corporation’s taxation year ending immediately before the Closing Date.  The Purchasing Parties shall also cause the Corporation to duly and timely make or prepare all Tax Returns required to be filed by it for periods beginning before and ending after the Closing Date. The Vendor shall be given the opportunity to review, comment upon and suggest changes or corrections to, any Tax Returns required to be filed by the Corporation after the Closing Date which include any Vendor Tax Period and any amendments to such Tax Returns or any Tax Returns filed by the Corporation prior to the Closing (and the work papers of the Corporation and its accountants used in the preparation thereof), in each case, prior to the filing thereof (but in no event less than thirty (30) days prior to such filing).  Except as required by Law, without the Vendor’s prior written consent, none of the Purchasing Parties or the Corporation shall take any position on any Tax Return (including any amendment thereto) for, or agree to any settlement relating to, any taxable period which might result in any increase in Tax for any Vendor Tax Period.

(d)           If a refund of Taxes (to the extent not reflected in the Closing Date Working Capital Statement) (the “Refund”) is received by or credited to the account of the Corporation in respect of any Vendor Tax Period, the Purchasing Parties shall cause the Corporation to pay, within thirty (30) days of receipt, the amount of the Refund to the Vendor.

(e)           The purchase price for the Business Assets required under the Asset Purchase Agreement shall be allocated based on the methodology set out in the Asset Purchase Agreement.

(f)           Any tax elections under the Income Tax Act (Canada) or the ETA and the comparable provisions of applicable provincial or territorial legislation with respect to the purchase and sale of the Business Assets, the issuance of the Consideration Shares and the assumption of the Business Liabilities shall be prepared and filed as set forth in the Asset Purchase Agreement.

Section 7.5 Asset Purchase Agreement.

Prior to the Closing, the Vendor shall establish the Corporation and the Vendor shall, and shall cause the Corporation to, enter into the Asset Purchase Agreement.  The form of the Asset Purchase Agreement shall not be modified (and no provisions shall be waived) without the prior written consent of the Parent.  The Vendor shall, and shall cause the Corporation to, on and before the Closing on the Closing Date, perform their respective obligations under the Asset Purchase Agreement.  The Purchasing Parties shall, following the Closing on the Closing Date, cause the Corporation to perform its obligations under the Asset Purchase Agreement. The transfer of the Business Assets to the Corporation under the Asset Purchase Agreement shall take place immediately prior to the Closing. Provided that the Vendor and the Corporation have made an election under section 167 of the ETA and its equivalent in Quebec pursuant to section 75 of the Act respecting the Quebec sales tax, if applicable, or an election under section 156 of the ETA and its equivalent in Quebec pursuant to section 334 of the Act respecting the Quebec sales tax with respect to the transfer of the Business Assets to the Corporation, the Purchasing Parties, on the one hand, and the Vendor, on the other hand, shall each be responsible for fifty percent (50%) of all applicable transfer Taxes, sales Taxes, goods and services Taxes, harmonized sales Taxes (including GST/HST), value added Taxes, registration fees, duties or other like charges, including land transfer Taxes, payable upon and in connection with the sale, assignment, conveyance and transfer of the Business Assets to the Corporation.

Section 7.6 Corporate Action, Resignations, Releases, Indemnification.

(a) At or prior to the Closing, the Vendor shall cause all necessary corporate action to be taken for the purpose of approving the transfer of the Purchased Shares to the Purchaser.  At or prior to such time, the Vendor shall also obtain the resignations of all the directors and officers of the Corporation and a release from such individuals of any and all claims they may have against the Corporation (other than in respect of unpaid salaries or fees or other accrued compensation), in form and substance satisfactory to the Purchasing Parties and their counsel, in exchange for a release by the Purchasing Parties and the Corporation in favour of the resigning directors and officers of the Corporation of any and all claims the Corporation or the Purchasing Parties may have against them in relation to their approval of the Asset Purchase Agreement.  If requested by the Parent, the Vendor shall cause nominees of the Purchaser to be elected or appointed directors of the Corporation to fill any vacancies.

(b) From and after the Closing, the Purchasing Parties shall, and shall cause the Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), each current and former director, officer, and employee of the Corporation against any costs or expenses (including reasonable legal fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, administrative or investigative, arising out of or related to such persons’ services as a director, officer or employee of the Corporation  in approving and carrying out the transactions contemplated by the Asset Purchase Agreement. Neither the Purchasing Parties nor the Corporation shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation or threatened claim, inquiry, action, suit, proceeding or investigation involving or naming such a person or arising out of or related to such a person’s service as a director, officer, or employee of the Corporation or services performed by such persons at the request of the Corporation at or prior to the Closing without the prior written consent (not to be unreasonably withheld or delayed) of such person.

Section 7.7 Employee Matters.

(a) Save in respect of any Employees that will transfer to the Purchaser or an Affiliate of the Purchaser automatically by operation of law pursuant to the terms of the Asset Purchase Agreement, before the Closing, the Vendor shall cause the Corporation to, or an Affiliate of the Purchaser will, offer in writing to employ, effective as of the Closing Date, the Employees (the “Offers of Employment”).  The Offers of Employment shall be made within fourteen (14) Business Days after the date of the execution of this Agreement and each Offer of Employment shall be on terms and conditions of employment that are substantially similar in the aggregate to those in effect immediately prior to the Closing Date, taking into consideration only those Vendor Benefit Plans disclosed in Section 3.15 of the Disclosure Schedule. The Purchaser shall set the terms and conditions of the Offers of Employment and provide a general overview of such terms and conditions to the Vendor for review prior to the execution of the Agreement. The Vendor shall use all reasonable efforts to maintain good relations with the Employees. The Vendor shall be solely responsible for all termination and severance costs that may arise if any Employees do not accept the Offers of Employment except where any such Offer of Employment is not substantially similar in the aggregate.

(b) The Purchasing Parties will establish or otherwise make available, effective as of the Closing Date, benefit and retirement plans for the Employees who accept an Offer of Employment (the “Purchaser Benefit Plans”).

(c)  [redacted] [Description: employee matter liabilities of the Vendor.]

(d) The Vendor Benefit Plans shall retain responsibility for payment of all benefit claims Incurred by Employees (and their eligible spouses, beneficiaries and dependants) prior to the Closing Date, provided such amounts are payable in accordance with the terms of such Vendor Benefit Plans.  The Purchaser Benefit Plans shall be responsible for payment of all benefit claims Incurred by Employees (and their eligible spouses, beneficiaries and dependants) on and after the Closing Date in accordance with the terms of such Purchaser Benefit Plans. If any Employee who accepts an Offer of Employment suffers a disability after the Closing Date and such disability would be considered under the terms of any Vendor Benefit Plan, as it read as at the Closing Date, to be a recurrence of a disability that occurred prior to the Closing Date, then the Vendor shall make, or cause to be made from the relevant Vendor Benefit Plan, disability payments to such Employee in relation to such recurring disability.

(e) The Vendor shall cause the Employees who accept an Offer of Employment to cease participation in the Vendor Pension Plans effective as of a date prior to the day on which the Employees become employed by the Corporation.  Vendor shall assume and retain responsibility for any and all liabilities or obligations under the Vendor Pension Plans, excluding only the liabilities in respect of the Transferred Plan Assets. For greater certainty, Vendor shall assume and retain responsibility for any and all liability or responsibility for any Pension Plan Unfunded Liability.

(f) Notwithstanding any other provisions in this Agreement, Vendor shall, if requested by the Purchasing Parties, permit the Employees who accept an Offer of Employment (and their eligible spouses, beneficiaries and dependents) to continue to participate in and receive benefits under any Vendor Benefit Plans, where permissible under the terms of the agreement with the plan provider in each country, excluding any Vendor Pension Plans, for a transitional period following the Closing Date on the terms and subject to the conditions to be agreed upon by the Vendor and the Purchasing Entities. Notwithstanding the foregoing, where the Purchasing Parties have requested that Employees who accept an Offer of Employment be permitted to continue to participate in and receive benefits under a Vendor Benefit Plan for a transitional period following the Closing Date, Vendor shall use commercially reasonable efforts to obtain consent from a plan provider to amend a Vendor Benefit Plan to allow for such participation where it is not permitted under the terms of the agreement with the plan provider.

ARTICLE 8

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASING PARTIES

The obligations of the Purchasing Parties to acquire the Purchased Shares as contemplated hereby and to perform their respective obligations hereunder to be performed on or after the Closing shall be subject to the fulfillment, on or prior to the Closing Date, unless otherwise waived in writing by the Parent, of each of the following conditions:

Section 8.1 Representations and Warranties.

The representations and warranties of the Vendor set forth in Article 3 shall be true and correct in all material respects (except in the case of any portion of any representation or warranty that includes a materiality or a Material Adverse Effect qualification, which must be true and correct in all respects).

Section 8.2 Performance of Covenants.

The Vendor shall have performed and complied with all of its covenants, agreements and obligations contained in this Agreement to be performed on or prior to the Closing Date in all material respects.

Section 8.3 Orders and Laws.

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby or by the Asset Purchase Agreement.

Section 8.4 Consents, Approvals and Notices.

The consents, approvals, Permits, Orders and authorizations of, filings with and notices and applications to the Governmental Authorities and other third Persons listed in Schedule 8.4 shall have been duly obtained, made or given (or in lieu thereof waivers) and shall be in full force and effect, and all terminations or expirations of waiting periods listed in Schedule 8.4 imposed by any Governmental Authority necessary for the consummation of the transactions contemplated hereunder and under the Asset Purchase Agreement shall have occurred (including that the shareholders of the Parent shall have duly approved the transactions contemplated hereby at a general meeting of the shareholders of the Parent, or at any adjournment or postponement thereof, as required under the Listing Rules of the UK Listing Authority and any consents or approvals required under the laws of the jurisdiction of the Purchasing Parties or required under the competition laws of the jurisdiction of the Purchasing Parties).

Section 8.5 Officer’s Certificate.

The Vendor shall have delivered to the Purchasing Parties a certificate dated as of the Closing Date and executed by a duly authorized officer of such Vendor, in a form reasonably acceptable to the Purchaser, confirming the matters applicable to such Vendor in Section 8.1 and Section 8.2.

Section 8.6 No Material Adverse Effect.

Since the date hereof, there shall not have occurred a Material Adverse Effect.

Section 8.7 Asset Purchase Agreement.

The Corporation and the Vendor shall have entered into and consummated the Asset Purchase Agreement.

Section 8.8 Other Transaction Documents.

The Vendor shall have entered into the Other Transaction Documents (to be effective immediately after the Closing).

Section 8.9 Opinion of Counsel for Vendor.

The Purchaser shall have received an opinion dated the Closing Date from counsel for the Vendor, Torys LLP, substantially in the form attached as Schedule 8.9.

Section 8.10 No Proceedings.

There shall be no Order issued delaying, restricting or preventing, and no pending or threatened Claim, or judicial or administrative proceeding, or investigation against any party by any Person, for the purpose of enjoining, delaying, restricting or preventing, the consummation of the transactions contemplated by this Agreement or otherwise claiming that this Agreement or the consummation of such transactions is improper or would give rise to proceedings under any Laws.

Section 8.11 Manufacturing Support Agreement.

At Closing, the Vendor will have the ability to perform its obligations under the Manufacturing Support Agreement, and the representations and warranties provided by the Vendor under the Manufacturing Support Agreement shall be true and correct in all material respects (except in the case of any representation or warranty that includes a materiality qualification, which must be true and correct in all respects)

Section 8.12 Non-Competition.

The Vendor shall have executed and delivered a non-competition agreement substantially in the form attached as Schedule 8.12.

Section 8.13 Offers of Employment.

Subject to the Purchasing Parties’ compliance with Section 7.7, all of those Employees set out in Schedule 8.13 (the “Key Employees”) shall accept the Offers of Employment and report to work on the Closing Date.

Section 8.14 Directors and Officers of the Corporation.

The Board of Directors of the Corporation at the Closing Date shall consist of individuals nominated by the Purchaser and there shall have been delivered to the Purchaser on or before the Closing Date the resignations of all individuals who are currently directors or officers of the Corporation (except to the extent that the Vendor shall have been notified to the contrary by the Purchaser) and duly executed comprehensive releases from each such individual and from the Vendor of all their claims against the Corporation, except for any claims for current unpaid remuneration.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE VENDOR

The obligations of the Vendor to sell the Purchased Shares as contemplated hereby and to perform its other obligations hereunder to be performed on or after the Closing shall be subject to the fulfillment, on or prior to the Closing Date, unless otherwise waived in writing by the Vendor, of each of the following conditions:

Section 9.1 Representations and Warranties.

The representations and warranties of the Purchasing Parties set forth in Article 4 shall be true and correct in all material respects.

Section 9.2 Performance of Covenants.

The Purchasing Parties shall have performed and complied with all of its covenants, agreements and obligations contained in this Agreement to be performed on or prior to the Closing Date in all material respects.

Section 9.3 Orders and Laws.

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby or by the Asset Purchase Agreement.

Section 9.4 Consents, Approvals and Notices.

The consents and approvals of, filings with and notices and applications to the Governmental Authorities and other third Persons listed in Schedule 9.4 shall have been duly obtained, made or given (or in lieu thereof waivers) and shall be in full force and effect, and all terminations or expirations of waiting periods listed in Schedule 9.4 imposed by any Governmental Authority necessary for the consummation of the transactions contemplated hereunder and under the Asset Purchase Agreement shall have occurred (including any consents or approvals required under the laws of the jurisdiction of the Purchasing Parties or required under the competition laws of laws of the jurisdiction of the Purchasing Parties).

Section 9.5 Officer’s Certificate.

Each of the Purchasing Parties shall have delivered to the Vendor a certificate dated as of the Closing Date and executed by a duly authorized officer of such Purchasing Party, in a form reasonably acceptable to the Vendor, confirming the matters applicable to such Purchasing Party in Section 9.1 and Section 9.2.

Section 9.6 Other Transaction Documents.

The Purchaser or an Affiliate thereof shall have entered into the Other Transaction Documents (to be effective immediately after the Closing).

Section 9.7 Opinion of Counsel for Purchaser.

The Purchaser shall have received opinions dated the Closing Date from Osler, Hoskin & Harcourt LLP, and Allen & Overy LLP, counsel for the Purchaser, substantially in the form attached as Schedule 9.7.

ARTICLE 10

SURVIVAL; INDEMNIFICATION

Section 10.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) [redacted] [Description: expiration of representations and warranties.]

(b) To the extent not fully performed before the Closing, the covenants and agreements of the parties contained in this Agreement which by their terms are not only relevant prior to the Closing, shall survive the Closing and shall expire and terminate on the date which is the last day of the [redacted] ultimate limitation period. [Description: expiration of the covenants contained in the agreement.]

Section 10.2 Indemnification by the Vendor.

[redacted] [Description: terms of indemnification obligations of the Vendor.]

Section 10.3 Limitations on Amount of Indemnification by the Vendor.

[redacted] [Description: limitations on amount of Indemnification by the Vendor.]

Section 10.4 Indemnification by Purchasing Parties.

[redacted] [Description: terms of indemnification obligations of Purchasing Parties.]

Section 10.5 Limitations on Amount of Indemnification by Purchasing Parties.

[redacted] [Description: limitations on amount of indemnification by Purchasing Parties.]

Section 10.6 Notice and Defence of Claims.

(a)           In the event that any Person shall incur or suffer any Losses in respect of which indemnification may be sought by such Person pursuant to the provisions of this Article 10, the Person seeking to be indemnified hereunder (the “Indemnified Party”) shall assert a claim for indemnification by written notice to the Person from whom indemnification is sought (the “Indemnifying Party”) stating with reasonable specificity the nature and basis of such claim (including the breach, inaccuracy, non-performance or provision of the Agreement to which such claim relates), a reasonable estimate of the amount of such claim and including copies of any relevant third party pleadings and other demands (a “Notice”).  In the case of Losses arising by reason of any third party claim, the Notice shall be given within fifteen (15) days of the filing or other written assertion of any such claim against the Indemnified Party.

(b)           The Indemnified Party shall provide to the Indemnifying Party on request all information and documentation reasonably necessary to support and verify any Losses which the Indemnified Party believes give rise to a claim for indemnification hereunder and shall give the Indemnifying Party reasonable access to all premises, books, records and personnel in the possession or under the control of the Indemnified Party which would have bearing on such claim.

(c)           In the case of any third party claims for which indemnification is sought, the Indemnifying Party shall have (at the cost of the Indemnifying Party) the right to: (i) conduct and control any proceedings or negotiations, (ii) perform and control or direct the performance of any required activities, including remedial or other activities under Laws, (iii) take all other steps to settle or defend any such claim (provided that the Indemnifying Party shall not settle any such claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed)) unless the settlement includes a complete release of the Indemnified Party with respect to the claim), and (iv) employ counsel to contest any such claim or liability provided, in any such case, that the Indemnifying Party first acknowledges in writing the obligation of the Indemnifying Party to indemnify the Indemnified Party in accordance with the terms contained in this Article 10.  In the event the Indemnifying Party elects to conduct and control any proceedings itself, the Indemnified Party shall be entitled to fully participate at its own expense and by its own counsel in any proceedings relating to any third-party claim.  The Indemnifying Party shall, within sixty (60) days after delivery of the Notice to Indemnifying Party (the “Dispute Period”), notify the Indemnified Party of its intention as to the conduct and control of the defense of such claim, provided that the Indemnified Party and its counsel shall cooperate with the Indemnifying Party and its counsel at all times. Until the Indemnified Party has received notice of the Indemnifying Party’s election whether to defend any claim, the Indemnified Party shall take reasonable steps to defend (but may not settle) such claim. If the Indemnifying Party shall decline to assume the defense of any such claim, or the Indemnifying Party shall fail to notify the Indemnified Party within the Dispute Period of the Indemnifying Party’s election to defend such claim, the Indemnified Party shall defend against such claim (provided that the Indemnified Party shall not settle any such claim without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed)) and the reasonable expenses of all proceedings, contests or lawsuits in respect of such claims (including the reasonable costs and reasonable expenses of no more than one law firm in each relevant jurisdiction for all Indemnified Parties) shall be borne by the Indemnifying Party but only if the Indemnifying Party is responsible pursuant hereto to indemnify the Indemnified Party in respect of the third party claim and, if applicable, only to the extent required by Section 10.3 and Section 10.5, as the case may be, and subject to the limitations of this Section 10.6 and Section 10.7.  Regardless of whether the Indemnified Party or the Indemnifying Party shall assume the defense of the claim, the Indemnified Party and the Indemnifying Party agree to cooperate fully with one another in connection therewith and to keep each other reasonably informed of the status of the claim and any related proceeding and the Indemnified Party shall take no action or make any admissions or statements not required by applicable Law which would adversely affect the defense of any such claim.

(d)           If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to any claim under this Article 10 or fails to notify the Indemnified Party within the Dispute Period, the Losses arising from any such claim shall, subject to the provisions of Section 10.3, Section 10.5 and Section 10.7, be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall, subject to the provisions of Section 10.3, Section 10.5 and Section 10.7, pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof.  If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, either party may seek a resolution of such dispute by litigation in a court of competent jurisdiction.

Section 10.7 Further Limitations and Qualifications on Indemnification.

(a) Notwithstanding anything herein to the contrary the Vendor shall have no liability under this Agreement (including pursuant to Section 10.2) with respect to any matter to the extent the expense, loss or liability comprising the Loss with respect to such matter has been reserved or provided for in the Financial Statements or taken into account in the calculation of the Closing Date Working Capital.

(b) For greater certainty, the amount which the Indemnified Party is required to pay to, or on behalf of, the Indemnified Party pursuant to this Article 10 shall be determined on an after-Tax basis.

(c) The Indemnifying Party shall make any indemnification payments determined to be payable to the Indemnified Party hereunder without regard to any expectation that the Indemnified Party will recover insurance proceeds or other amounts as a result of the matter giving rise to the claim for which indemnification payments are to be made.  The Indemnified Party shall have an obligation to promptly seek to recover or make a claim for insurance proceeds or other amounts available as a result of any matter giving rise to an indemnification claim of the Indemnified Party against the Indemnifying Party.  In addition, the Indemnifying Party shall, to the extent of any indemnification payment made by it, be subrogated to all rights of the Indemnified Party against any third party in respect of the claim to which the indemnification payment relates.  If the Indemnified Party receives any insurance proceeds or other amounts as a result of the matter giving rise to any indemnification claim of the Indemnified Party prior to the date upon which the Indemnifying Party is given notice of the claim, the Indemnifying Party’s indemnification obligation with respect to such claim shall be reduced by the amount of any such insurance proceeds actually received by the Indemnified Party.  If the Indemnified Party receives any insurance proceeds or other amounts as a result of the matter giving rise to any indemnification claim of the Indemnified Party against the Indemnifying Party after the Indemnifying Party has paid such indemnification claim to the Indemnified Party, then the Indemnified Party shall promptly turn over any such insurance proceeds or other amounts received to the Indemnifying Party to the extent of the payments made by the Indemnifying Party to the Indemnified Party on the claim.

(d) Other than in respect of any fraud or wilful misconduct and other than those provided for in other documents or instruments delivered pursuant to this Agreement, from and after Closing, except with respect to matters covered by Section 2.4, the sole recourse and exclusive remedy of the Purchaser Indemnified Parties and the Vendor Indemnified Parties arising out of this Agreement or otherwise arising out of the Purchasing Parties’ acquisition of the Purchased Shares, whether based on tort, contract, statutory or common law remedy or equitable remedy or otherwise, including any misrepresentation, breach of warranty, non-fulfillment or failure to perform and covenant or agreement or otherwise, shall be to assert a claim for indemnification under the indemnification provisions of this Article 10 and each of the parties covenants that it (and the Indemnified Parties) will not seek to obtain any remedy except as provided in this Article 10.  No Person who was an officer, director, employee or shareholder of the Vendor or the Corporation prior to the Closing shall have any liability to make any payment in respect of any breach of any representation or warranty or non-performance of any covenant or agreement made in or pursuant to this Agreement.

(e) The indemnification obligations of the Indemnifying Party pursuant to this Agreement with respect to a specific claim for which indemnification is provided under this Agreement shall extend beyond the applicable time period for indemnification set forth in Section 10.1 with respect to such specific claim until it has been fully discharged or resolved or settled; provided, however, a Notice shall have been given to the Indemnifying Party on or prior to the end of such time period.

(f) The Indemnified Party shall take all reasonable steps to mitigate any Losses upon and after becoming aware of any event, fact or circumstance which could reasonably be expected to give rise to Losses.  If the Indemnified Party shall fail to take such steps, then the Indemnifying Party shall not be required to indemnify any Indemnified Party for the Losses that would have been avoided if the Indemnified Party had taken such steps.

Section 10.8 Indemnification Adjustment to Purchase Price.

Any amounts payable under this Article 10 shall constitute an adjustment in the Purchase Price.

Section 10.9  Indemnification with respect to Asset Purchase Agreement.

Notwithstanding any other provision contained herein, the Vendor shall indemnify and save harmless the Purchaser Parties on an after-Tax basis, from and against all claims which may be made or brought against the Purchaser Parties for any and all amounts, including those relating to Taxes, which they may suffer or incur, directly or indirectly as a result of or in connection with, relating to or arising as a result of the Asset Purchase Agreement; except that in respect of applicable transfer Taxes, sales Taxes, goods and services Taxes, harmonized sales Taxes (including GST/HST), value added Taxes, registration fees, duties or other like charges, including land transfer Taxes, payable upon and in connection with the sale, assignment, conveyance and transfer of the Business Assets to the Corporation, provided that the Vendor and the Corporation have made an election under section 167 of the ETA and its equivalent in Quebec pursuant to section 75 of the Act respecting the Quebec sales tax, if applicable, or an election under section 156 of the ETA and its equivalent in Quebec pursuant to section 334 of the Act respecting the Quebec sales tax with respect to the transfer of the Business Assets to the Corporation, the Vendor’s indemnification obligation shall only apply to fifty percent (50%) of such Taxes, fees, duties or charges.

ARTICLE 11

TERMINATION OF AGREEMENT

Section 11.1 Termination.

At any time prior to the Closing, this Agreement may be terminated:

(i)	by the mutual written agreement of the Parent and the Vendor;

(ii)
by the Parent or the Vendor at any time prior to the Closing in the event that any Order or Law becomes effective restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereunder or under the Asset Purchase Agreement, and such Order or Law has become final and/or non-appealable; or

(iii)
by the Parent or the Vendor if the Closing has not occurred before the close of business on September 30, 2013 (the “Outside Date”) unless, in the case of the Parent, any Purchasing Party’s breach of this Agreement results in the failure of the Closing to occur by such date or, in the case of the Vendor, the Vendor’s breach of this Agreement results in the failure to close by such date.

Section 11.2 Notice of Termination.

In the event of termination by any party pursuant to Section 11.1, written notice setting forth the reasons therefor shall be given by the terminating party to the other parties.

Section 11.3 Effect of Termination.

If this Agreement shall be validly terminated as above provided, this Agreement shall forthwith become null and void and all obligations of the parties hereunder shall terminate without liability of any party to the other (or any of their respective Representatives or Affiliates), other than Section 5.7 (Non-Solicitation), Section 5.8 (Nordion Guarantee), Section 6.4 (Non-Solicitation), Section 6.5 (Parent Guarantee), Section 7.1 (Confidentiality), this Section 11.3 (Effect of Termination), Section 12.1 (Expenses), Section 12.2 (Notices), and Section 12.5 to Section 12.14 (Enforcement of Agreement; Severability; Entire Understanding; Binding Effect, No Third Party Beneficiaries; Governing Law; Choice of Forum and Consent to Jurisdiction; Waiver of Trial by Jury; Assignability; Counterpartys; Delivery by Electronic Transmission; and Public Announcements); provided, however, that nothing in this Article 11 (Termination of Agreement) shall prevent any party from seeking or obtaining damages or appropriate equitable relief for the willful breach of this Agreement by any other party.

ARTICLE 12

MISCELLANEOUS

Section 12.1 Expenses.

(a)           Except as otherwise provided in this Agreement (including Section 2.4(d), Section 7.4(a), and Section 12.1(b)), each party shall pay its own costs and expenses, including the fees and expenses of its accountants, financial advisors (including those described in Section 3.25 and Section 4.7) and legal counsel, incurred in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(b)           The Purchasing Parties shall be solely responsible for all filing and application fees that are payable in connection with any notices, filings and applications required by applicable Law or Guideline to be made by any of the parties or the Corporation in connection with the consummation of the transactions contemplated herein, including, to the extent applicable, in respect of any notice, filing or application required under any applicable antitrust, competition, foreign investment or similar Law or Guideline.

Section 12.2 Notices.

Any notice or other communication required or permitted to be given to any Person hereunder shall be in writing and shall be given to such Person at such Person’s address set forth below, or such other address as such party may hereafter specify by notice in writing to the other Person.  Any such notice or other communication shall be addressed as aforesaid and given by: (i) certified mail (registered mail in Canada), return receipt requested, with first class postage prepaid, (ii) hand delivery, (iii) reputable overnight courier, or (iv) facsimile or e-mail transmission.  Any notice or other communication will be deemed to have been duly given: (A) on the fifth day after mailing, provided receipt of delivery is confirmed, if mailed by certified mail (registered mail in Canada), return receipt requested, with first class postage prepaid, (B) on the date of service if served personally, (C) on the Business Day after delivery to an overnight courier service, provided receipt of delivery has been confirmed, or (D) on the date of transmission if sent via facsimile or e-mail transmission, provided confirmation of receipt is obtained promptly after completion of transmission and a copy of such notice is sent by mail on the same day.

To the Vendor:

Nordion (Canada) Inc.
447 March Road
Ottawa, ON
K2K 1X8

Attention:                      Chief Executive Officer and General Counsel

Fax:                      613-592-5302

E-mail:                                legal@nordion.com

With a copy to, which copy shall not constitute notice:

Torys LLP

Suite 3000, P.O. Box 270

79 Wellington Street West

TD Centre

Toronto, ON M5K 1N2

Attention:                                Cheryl V. Reicin

Fax:                      416.865.7380

E-mail:                      creicin@torys.com

To the Purchaser:

c/o BTG plc
5 Fleet Place
London EC4M 7RD
United Kingdom

Attention:                      Chief Executive Officer

Fax:                 [redacted]

E-mail:                 [redacted]

[Description: phone number and e-mail.]

With a copy to, which copy shall not constitute notice:

Osler, Hoskin & Harcourt LLP
Suite 1900, 340 Albert Street
Ottawa ON K1R 7Y6

Attention:                      Craig Wright

Fax:                 416.862.6666

E-mail:                 cwright@osler.com

Section 12.3 Amendment.

No amendment to this Agreement may be made unless agreed to by the parties in writing.

Section 12.4 Schedules.

(a) The Schedules shall be deemed to be attached hereto and made a part hereof.  All references herein to this Agreement shall include the Schedules.

(b) Nothing in the Schedules is intended to broaden the scope of any representation or warranty contained in this Agreement.  The Schedules and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties, covenants and agreements of the Vendor or the Purchasing Parties, as the case may be, contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties, covenants or agreements.

(c) The disclosure of any item in any Schedule (or section thereof) is a disclosure of that item solely for the purpose of the specific Section or Subsection set out in such Schedule except and only to the extent that the relevance to other Sections or Subsections of this Agreement is reasonably apparent from the actual text of the disclosure.

(d) No reference to or disclosure of any item or other matter in any Schedule (or any section thereof) shall be construed as an admission or indication that such item is required to be referred to or disclosed in any Schedule (or any section thereof).  Inclusion of any item in a Schedule (or any section thereof) does not constitute a determination by the representing party that such item is material and shall not be deemed to establish a standard of materiality. No disclosure in a Schedule (or any section thereof) relating to any possible breach or violation of any Contract, Law, Guideline or any potential adverse contingency shall be construed as an admission or indication that any such breach or violation exists or has actually occurred or that such adverse contingency will actually occur.

Section 12.5 Enforcement of Agreement.

The parties agree that irreparable damage to any party for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement (including the failure by any party to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) was not performed in accordance with its specified terms or was otherwise breached.  It is accordingly agreed that each party shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which the party is entitled at Law or in equity, and any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief is hereby waived.

Section 12.6 Severability.

Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law.  If any portion of this Agreement is declared invalid for any reason in any jurisdiction, such declaration shall have no effect upon the remaining portions of this Agreement which shall continue in full force and effect as if this Agreement had been executed with the invalid portions thereof deleted; provided, however, if such severability will negate in any material respect the monetary terms of this Agreement, then the parties shall negotiate in good faith to amend the invalid terms in a manner so that such terms shall not be invalid and will not modify in any material respect the monetary terms of this Agreement unless otherwise agreed to by the parties.  Furthermore, the entirety of this Agreement shall continue in full force and effect in all other jurisdictions.

Section 12.7 Entire Understanding.

This Agreement, including the Schedules hereto, and except as expressly referenced herein, sets forth the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, letters of intent or agreements in principle between them.

Section 12.8 Binding Effect; No Third Party Beneficiaries.

Except for the provisions of Article 10 relating to the Vendor Indemnified Parties and the Purchaser Indemnified Parties, this Agreement shall be binding upon and shall inure to the exclusive benefit of the parties and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns and nothing herein, express or implied, is intended to, nor shall it, confer in any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.  The parties agree that, for the purpose of giving enforceable rights under this Agreement (i) to the Vendor Indemnified Parties who are not party to this Agreement, the Vendor is contracting as the agent of such Persons and will hold the rights of such Persons in trust for them and (ii) to the Purchaser Indemnified Parties who are not party to this Agreement, the Purchasing Parties are contracting as the agents of such Persons and will hold the rights of such Persons in trust for them.

Section 12.9 Governing Law.

This Agreement is and shall be deemed to be a contract entered into and made pursuant to the laws of the Province of Ontario and the laws of Canada applicable therein and shall in all respects be governed, construed, applied and enforced in accordance with said laws, without reference to applicable conflict of laws rules or principles.

Section 12.10 Choice of Forum and Consent to Jurisdiction.

Any action arising out of or under this Agreement, any other document, instrument or agreement contemplated herein or delivered pursuant hereto, or the transactions contemplated by this Agreement or any of such other documents, instruments or agreements, shall be brought only in a federal or provincial court having jurisdiction and venue in Ontario, Canada, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such courts and agrees that venue in Ontario is proper.  To the extent permitted by applicable Law, final judgment against such party (a certified copy of which shall be conclusive evidence of the fact and of the amount of any indebtedness of such party hereunder) in any such legal action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on an unsatisfied judgment or similar proceeding.  Each of the parties hereby irrevocably waives and agrees not to assert, by way of motion, as a defense, or otherwise, in any legal action or proceeding, any defense or any claim that it is not personally subject to the jurisdiction of the above-named Ontario courts for any reason, including claims that such party may be immune from the above-described legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, or otherwise), or that such proceeding is brought in an inconvenient or otherwise improper forum or that this Agreement or any of the other aforementioned documents, instruments or agreements, or the subject matter hereof or thereof, may not be enforced in or by such courts, or that the same are governed by the laws of a jurisdiction other than Ontario.  Each of the parties hereby specifically agrees that it shall not bring any actions, suits or proceedings arising out of or under this Agreement, any other document, instrument or agreement contemplated herein or delivered pursuant hereto, or the transactions contemplated by this Agreement or any of such other documents, instruments or agreements, in the courts of any jurisdiction other than the above-named courts of Ontario, that any such action brought by any party shall be dismissed upon the basis of the agreements, terms and provisions set forth in this Section 12.10, and that any order or judgment obtained in any such action from a court other than the courts of Ontario shall be void ab initio; provided, that, notwithstanding the foregoing provisions of this Section 12.10, any party may bring and enforce an action seeking injunctive or other equitable relief in any court of competent jurisdiction.

Section 12.11 Waiver of Trial by Jury.

EACH PARTY HERETO HEREBY EXPRESSLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, SUIT, LITIGATION, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PROVISION WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED FOR AGREEMENT BETWEEN THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY, AND THAT SUCH PROCEEDING WHATSOEVER BETWEEN THEM SHALL INSTEAD BE TRIED BY A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 12.12 Assignability.

No party hereto shall sell, pledge, assign or otherwise transfer its rights or obligations under this Agreement without the prior written consent of the other party and any attempt to do so shall be void.

Section 12.13 Counterparts; Delivery by Electronic Transmission.

This Agreement may be executed in counterparts, all of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or other electronic transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 12.14 Public Announcements.

No public announcements or other publicity regarding the transactions referred to herein shall be made by the Purchasing Parties or the Vendor at any time prior to the Closing without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed) as to form, timing and manner of distribution or publication, except (i) to the extent otherwise required by Law in which case the parties will used good faith efforts to consult with each other on the substance of the press release to the extent practicable, and (ii) each party may disclose to its current and prospective banks, shareholders, partners, investors and advisors the name of the other party, the date of the transaction, the price and the key terms under this Agreement.  The parties shall also obtain the other parties’ prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement.

[SIGNATURE PAGE FOLLOWS]

-       -

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by its duly authorized officer as of the date first written above.

BTG plc
By:	signed “Paul Mussenden”
Name: Paul Mussenden
Title: General Counsel

By:	signed “Anthony Higham”
Name: Anthony Higham
Title: Head, Manufacturing and Supply

BTG INTERNATIONAL HOLDINGS LTD.
By:	signed “Paul Mussenden”
Name: Paul Mussenden
Title: General Counsel

By:	signed “Anthony Higham”
Name: Anthony Higham
Title: Head, Manufacturing and Supply

NORDION (CANADA) INC.
By:	signed “S. West”
Name: S.M. West
Title: CEO

By:	signed “Peter Dans”
Name: Peter Dans
Title: CFO

NORDION INC.
By:	signed “S. West”
Name: S.M. West
Title: CEO

By:	signed “Peter Dans”
Name: Peter Dans
Title: CFO

-       -

SHARE PURCHASE AGREEMENT SCHEDULES
MAY 22, 2013

-       -

Schedule 1.1(a)
Additional Business Assets

•	Lease for office in Belgium with [redacted] dated October 15, 2012 as amended October 16, 2012
•	One car lease – Europe – [redacted] – expires Sept 2014
•	Vendor tooling (molds) held on the Vendor’s behalf by [redacted] and [redacted]

[Description: names of third parties.]

-       -

Section 1.1(b)
Business Permits

Canada

•	Health Canada Medical Device Licence #[redacted]

United States

•	Food and Drug Administration HDE #[redacted]

•	Food and Drug Administration IDE # [redacted]

•	Nuclear Regulatory Commission Sealed Source and Device Registration [redacted]

EU Country Specific Registrations/Listings

Belgium

[redacted]

France

[redacted]

Spain

[redacted]

Germany

[redacted]

Turkey

[redacted]

Asia Pacific

[redacted]

[Description: license, registrations and listings names, numbers and description.]

Schedule 1.1(c)
Employees

Current Active Employees (by employee #)

[redacted]

Current Active Employees (by title):

[redacted]

Detailed information to be provided to the Purchaser under separate cover.

There are currently no inactive Employees.

[Description: employee numbers and titles.]

Schedule 1.1(d)
Excluded Assets

•	TheraSphere manufacturing and QC testing facilities and equipment
•	Laptop computers, desktop computers, computer hardware and software, printers and fax machines, other than as indicated on Schedule 1.1(i)
•	Office furniture in Kanata (the Vendor retains ownership after the Corporation’s lease expires)
•	Nordion (US) Inc., an indirect wholly owned subsidiary of Nordion (Canada) Inc. that currently employs the US TheraSphere employees
•	Any and all subsidiaries of Nordion Inc. or Nordion (Canada) Inc., other than the Corporation
•	The Vendor’s applied R&D staff and lab at [redacted]
•	General Services Agreement between Nordion (Canada) Inc. and [redacted] joint venture dated as of January 25, 2013, and Task Order No. 1 to General Services Agreement dated as of January 25, 2013
•	BSI Design Examination Certificate No. CE [redacted] (Europe)

•	BSI Full Quality Assurance No. [redacted] (Europe)
•	AFCN [redacted] for Import of Radioactive Substances (Belgium)
•	Import Licence A-[redacted] (Switzerland).
•	ASN Nuclear Import Registration (France)
•	[redacted]
•	AFMPS [redacted] registration of active implantable medical device
•	Shares of Nordion S.a.R.L., a direct wholly owned subsidiary of Nordion (Canada) Inc.
•	Radioactive material shipping containers used to transport the irradiated beads from the reactor site to the Vendor’s processing facility in Ottawa.
•	General Services Agreement dated January 15, 2013 with [redacted]
•	Lease for office in Luxembourg between Nordion S.a.R.L. and [redacted] dated April 3, 2012
•	TheraSphere Safety Trial and Distribution Agreement with [redacted]dated October 31, 2005, as subsequently amended
•	RHU Licence for Hong Kong issued to [redacted] # [redacted]Taiwan Approval for the Administration Accessory Kit # DHA [redacted]
•
Project Agreement dated April 16, 2012 between [redacted] and Nordion (Canada) Inc. re Account Manager - Sterilization Technologies and Medical Isotopes - Shanghai to the Master Service Agreement between [redacted] and Nordion (Canada) Inc. dated April 2, 2012

[Description: permits and registration numbers and names of third parties.]

Schedule 1.1(e)
Goodwill

1.	List of Distributors and Agents:

[redacted] [Description: names of Distributors and Agents, country, type of agreement, start date and expiry date.]

2.	List of Customers that have purchased doses since January 1, 2012:

[redacted] [Description: names of institutions, city and country.]

3.	List of Suppliers

[redacted] [Description: names of Suppliers.]

The counterparties under the following Investigator-Initiated Study Agreements:

[redacted] [Description: IIS Project Name and geography.]

Schedule 1.1(f)
Inventory

Quantity on hand and value amounts below are as of the date specified or as of the date hereof.

[redacted] [Description: Component, quantity on hand and value in US$.]

Finished goods (doses)

[redacted] [Description: doses of finished goods.]

Schedule 1.1(g)
Other Inherent Risks

The Company’s primary Targeted Therapies product, TheraSphere®, is sold under a Humanitarian Device Exemption in the U.S.

[redacted] [Description: description of risk.]

Reimbursement risk.

[redacted] [Description: description of risk.]

An unfavourable outcome of one of the Vendor’s clinical trials for TheraSphere®.

[redacted] [Description: description of risk.]

Schedule 1.1(h)
Retained Liability

(a)           Any Liabilities in respect of, or arising from, the conduct of the Business by, or acts or omissions of, the Vendor or its Affiliates or their respective officers, directors, employees, consultants, agents or other representatives (“Representatives”) in each case prior to the Closing and with respect to compliance with the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act,
including related to the Vendor’s and its Affiliates’ ongoing internal investigation of such matters, including any legal or other professional fees of Vendor or its Affiliates, as well as any fines or other monetary or other penalties imposed by Governmental Authorities in respect of the foregoing (whether levied on the Vendor or its Affiliates or the Purchasing Parties or its Affiliates or their respective
Representatives). This is separate and apart from any other Retained Liability.

(b)           Any and all Liabilities or responsibility in respect of the Vendor Benefit Plans, excluding only the liabilities in respect of the Transferred Plan Assets identified in Schedule 1.1(j).

Schedule 1.1(i)
Tangible Assets

Hardware	Kanata	Toronto	US	Belgium	France	Germany	UK	Total:	Notes
Blackberry	18	1	9	5	0	2	1	36	Transfer includes individual plan for each device.
iPhone	2	0	3	0	1	0	0	6	iPhones are owned by employees. Plan is company responsibility and should be transferred.
iPad	5	1	8	2	1	2	1	20
Printers	1			1				2
Software
MS Software	23	1	11	5	0	1	1	42
MS Project	14	0	1	0	0	0	0	15
MS Visio	11	0	1	0	0	0	0	12
Software
Symantec EV	23	1	12	5	1	2	1	45
Adobe Acrobat Pro	8	0	2	0	0	0	0	10
Adobe Creative Suite	1	0	0	0	0	0	0	1
[redacted]	30	0	0	0	0	0	0	30

Domain Names
therasphere.com
therasphere.be
therasphere.eu
therasphere.net
therasphere.ca

NOTE:
a)           MS Software includes:
i.           Ms Office Professional Plus 2010 License Single Language
ii.           Ms Exchange Standard Cal 2010 License Device Cal
iii.           Ms Sharepoint Standard Cal 2010 License Device Cal
iv.           Ms System Center Configuration Manager Client Ml 2007 R3 License Per Use
v.           Ms Windows Server Cal 2008 License Device Cal
vi.           Ms Windows Server Cal 2008 License Device Cal
vii.           Ms Sql Cal 2008 R2 License User Cal Single Language

Fax #’s – Phone numbers
[redacted]

800 #’s – Phone numbers
North America: [redacted]
Europe/ROW: [redacted]

[Description: name of software, phone and fax numbers.]

Schedule 1.1(j)
Transferred Plan Assets

1.	Assets in the 401K plan attributable to Employees (US)

2.	Assets in the Group Registered Retirement Savings Plan (G/RRSP) attributable to Employees (Employees will have option to transfer assets to their personal account or to the new Purchaser G/RRSP)

3.
Assets in the Deferred Profit Sharing Plan (DPSP) attributable to Employees (Employees on DPSP plan will have the option to transfer assets to their personal account, to the new Purchaser G/RRSP, or take cash)

Schedule 1.1(k)
Vendor Background Technology

Technology that is embodied in products and services provided by the Vendor that are not related to the Product, including but not limited to, [redacted] (in each case other than related to the Product).  [Description: list of production methods.]

Intellectual Property embodied in facilities and processes that are used in those steps in the manufacture of Product conducted by the Vendor or its Affiliates immediately prior to Closing (as opposed to any third party supplier) and also used in the manufacture of other products of the Vendor or the provision of contract manufacturing services to third parties (other than pursuant to the Manufacturing and Support Agreement and in relation to section 14.1 thereof), including but not limited to the following to the extent not solely related to the Product:

•	[redacted]

[Description: list of Intellectual Property.]

The Intellectual Property described in the following documents referenced in the [redacted] TheraSphere Process, such Intellection Property includes, without limitation:

•	[redacted]

[Description: Intellectual Property documents and reference numbers.]

Schedule 1.2
Knowledge of the Vendor

[redacted]

[Description: name(s) of individuals.]

Schedule 2.4(a)
Working Capital Indicative Calculation

[redacted]

[Description: working capital indicative calculation.]

Schedule 3
Disclosure Schedule

Section 3.4
Government Approvals, Notices and Filings

Canada

•	Health Canada Medical Device Licence #[redacted]

United States

•	Food and Drug Administration HDE # [redacted]

•	[redacted]

•	Nuclear Regulatory Commission Sealed Source and Device Registration [redacted]

EU Country Specific Registrations/Listings

Belgium

•	[redacted]

France

•	[redacted]

•	[redacted]

Spain

•	[redacted]

Germany

•	[redacted]

Turkey

•	Registration to permit the sale of TheraSphere in Turkey is held by [redacted] as Vendor’s distributor of TheraSphere

Asia Pacific

Singapore - Registration currently held by [redacted] as agent.  The Vendor will be discontinuing the contract with [redacted] and intends to either transfer or re-register with [redacted] as agent.

[Description: number, names of third parties and description of registrations and listings.]

Section 3.5
Third Party Consents, Approvals and Notices

Consents

Agreement	Consent Required
TD: Amended and Restated Credit Agreement between Nordion Inc. and the Toronto-Dominion Bank and other Financial Institutions dated as of January 25, 2013	Consent required
[redacted]: Agreement between [redacted] and Nordion (Canada) Inc. dated March 23, 1995	Consent required, not to be unreasonably withheld.
[redacted]: Agreement between Nordion (Canada) Inc. and [redacted] dated June 1, 2008, as amended November 16, 2010	Consent required, not to be unreasonably withheld.
[redacted]: Supply Agreement for Irradiation Serves for 89Y glass Microspheres between [redacted] and Nordion (Canada) Inc. dated September 14, 2001	Consent required, not to be unreasonably withheld.
Investigator-Initiated Study Agreement: [redacted]	Consent required, not to be unreasonably withheld.
[redacted]: Master Services Agreement dated effective January 1, 2011 between Nordion (Canada) Inc. and [redacted]

Third Party Agreement dated effective January 1, 2011 between Nordion (Canada) Inc. and [redacted]

Consent required, not to be unreasonably withheld.
[redacted]: Pricing Agreement effective February 1, 2010 between [redacted] and MDS Nordion, a division of MDS (Canada ) Inc. as amended on February 1, 2012 and March 4, 2013	Consent required.
[redacted]: Master Service Agreement between [redacted] and Nordion (Canada) Inc. dated April 2, 2012, and the following Project Agreements currently in force thereunder:
●  Sr Director Commercial Development – Asia Pacific
● Account Manager – Germany
● Medical Science Liaison - France

Consent required.
Lease: Lease for office in Belgium with [redacted] dated October 15, 2012 as amended October 16, 2012	Consent required.

Notices

Investigator-Initiated Study Agreements

[redacted]: Manufacturing Service Agreement between Nordion (Canada) Inc. and [redacted] dated February 1, 2009, as amended February 9, 2011 and February 1, 2013	No consent required by sale of all or substantially all of the assets to which the Agreement pertains
[redacted]: Agreement between [redacted] dated March 30, 1995	Agreement enures to the benefit of and is binding upon the parties and their respective successors and assigns.
[redacted]: Master Services Agreement between Nordion (Canada) Inc. and [redacted] effective June 15, 2011 and the following Work Orders in force thereunder: Work Order No. M52101/52104 effective June 15, 2011, Work Order No. M52102/M52105 effective June 15, 2011 and Work Order No. M52103/M52106 effective June 1, 2012

No consent required by sale of all or substantially all of the assets to which the Agreement pertains
[redacted]: Clinical Trial Agreements between [redacted] and the following sites, to which the Vendor is a third party beneficiary:

In respect of [redacted]
• [redacted]
In respect of [redacted]
• [redacted]
No consent required.
[redacted]: Manufacturing Services Agreement for the Production of Product between Nordion (Canada) Inc. and [redacted] dated as of July 1, 2009.	No consent required by sale of all or substantially all of the assets to which the Agreement pertains
[redacted]: Supply Agreement between Nordion (Canada) Inc. and [redacted] dated as of May 10, 2013.	No consent required by sale of all or substantially all of the assets to which the Agreement pertains, prior written notice required.

IIS Project Name	Geography
[redacted]
IIS Project Name	Geography
[redacted]
No consent required by sale of all or substantially all of the assets or business to which the Agreement pertains
* Investigator-Initiated Study Agreement [redacted] has expired but will be renewed. The parties are acting as though it is still in force.
[redacted]: Authorized Representative Agreement for Medical Devices between Nordion (Canada) Inc. and [redacted] dated as of March 23, 2012	No consent required. notice with details of assignment required.
[redacted]: Distribution and Supply Agreement dated August 1, 2010 between MDS Nordion, a division of MDS (Canada) Inc. and [redacted]	No consent required.
[redacted]: Distribution Agreement dated January 1, 2010 between MDS Nordion, a division of MDS (Canada) Inc. and [redacted]	No consent required.
[redacted]: Distributor Agreement dated June 12, 2008 between MDS Nordion SA and [redacted]	No consent required.
[redacted]: International Distributor Agreement dated July 1, 2006 between MDS Nordion Inc. and [redacted]	No consent required.
[redacted]: Consultant Agreement dated January 1, 2010 between MDS Nordion, a division of MDS (Canada) Inc. and [redacted]	No consent required.
[redacted]: General Services Agreement dated January 1, 2013 between Nordion (Canada) Inc. and [redacted]	No consent required.
[redacted]: Professional Services Agreement dated May 1, 2012 between Nordion (Canada) Inc. and [redacted]	No consent required.
[redacted]: Professional Services Agreement dated May 1, 2011 between Nordion (Canada) Inc. and [redacted]	No consent required.
[redacted]: General Services Agreement dated March 15, 2013 between Nordion (Canada) Inc. and [redacted]	No consent required.
[redacted]: Professional Services Agreement dated June 1, 2011 between Nordion (Canada) Inc. and [redacted]	No consent required.

[Description: names of third parties, IIS project name and geography.]

Section 3.8
Title to Assets

Security over assets granted per the Amended and Restated Credit Agreement between Nordion Inc. and the Toronto-Dominion Bank and other Financial Institutions dated as of January 25, 2013 to be discharged from Business Assets prior to transfer to the Corporation.

Section 3.9
Sufficiency and Condition of Assets

Insurance policies, including but not limited to, clinical trial insurance policies.

Section 3.10
Location of the Assets

1.	Some Books and Records located in Belgian and Luxembourg offices and sales and clinical employees’ home-based offices.
2.	Some Books and Records are held offsite with [redacted]
3.	Inventory stored off premises:
a.	[redacted]
b.	[redacted]
4.	Inventory in transit to Ottawa, could include:
a.	[redacted]
b.	[redacted]
c.	[redacted]
5.	Vendor tooling (molds) held on the Vendor’s behalf by [redacted].

[Description: location of inventory, names of third parties.]

6.
Section 3.13
Material Business Contracts

1.	[redacted] : Manufacturing Service Agreement between Nordion (Canada) Inc. and [redacted] dated February 1, 2009, as amended February 9, 2011 and February 1, 2013

2.	[redacted]: Agreement between [redacted] and Nordion (Canada) Inc. dated March 23, 1995

3.	[redacted]: Agreement between [redacted], Nordion (Canada) Inc. and [redacted] dated March 30, 1995

4.	[redacted]: Agreement between Nordion (Canada) Inc. and [redacted] dated June 1, 2008, as amended November 16, 2010

5.	[redacted]: Supply Agreement for Irradiation Serves for 89Y glass Microspheres between [redacted] and Nordion (Canada) Inc. dated September 14, 2001

6.
[redacted]: Master Services Agreement between Nordion (Canada) Inc. and [redacted] effective June 15, 2011 and the following Work Orders in force thereunder: Work Order No. M52101/52104 effective June 15, 2011, Work Order No. M52102/M52105 effective June 15, 2011 and Work Order No. M52103/M52106 effective June 1, 2012

7.	[redacted]: Master Service Agreement between [redacted] and Nordion (Canada) Inc. dated April 2, 2012, and the following Project Agreements currently in force thereunder:
● Sr Director Commercial Development – Asia Pacific
● Account Manager – Germany
● Medical Science Liaison - France

8.	[redacted]: Manufacturing Services Agreement for the Production of Product between Nordion (Canada) Inc. and [redacted]dated as of July 1, 2009

9.	[redacted]: Supply Agreement between Nordion (Canada) Inc. and [redacted] dated as of May 10, 2013

10.	Investigator-Initiated Study Agreements

[redacted]

11.	[redacted] Authorized Representative Agreement for Medical Devices between Nordion (Canada) Inc. and [redacted] dated as of March 23, 2012

[Description: names of third parties ISS project names and geography.]

Section 3.14
Intellectual Property Rights

1.	Patents and Patent Applications

Title	Country	Patent Application/ Patent #
Apparatus and Method to Convey a Fluid	Brazil	P10713872-5
“ “	Canada	2,655,918
“ “	EPO	7804545.7
“ “	India	5092/KOLNP/2008
“ “	Japan	2009-517469
“ “	Russian Federation	2009103013
“ “	South Africa	2008/10860
“ “	USA	11/479,274
“ “	USA	12/767,510
“ “	USA	13/542,346
Composition Apparatus and Method for Use in Imaging	Canada	2,660,425
“ “	EPO	7804745.3
“ “	Hong Kong	9109629.1
“ “	USA	11/503,418
Method for Increasing the Leakage Resistance In A Closed, Pressurized System Comprising A Septum Sealed Container	PCT	PCT/CA2009/001771
“ “	Brazil	PI 0925287-8
“ “	Canada	2,749,868
“ “	China	200980155729.3
“ “	EPO	09839055.2
“ “	Hong Kong	12100045.1
“ “	India	1479/MUNP/2011
“ “	Japan	2011-546544
“ “	Korea	2011-7020135
“ “	Russia Federation	2011126889
“ “	South Africa	2011/04846
“ “	USA	13/147,162

2.	Trademarks

Trademark	Country	Registration #
TARGETED TOUGH (owned by Nordion (Canada) Inc.)	Community TM	0097769671
“ “	Egypt	N/A
“ “	India	N/A
“ “	Kuwait	28-Nov-2011
“ “	Russian Federation	457682
“ “	Saudi Arabia	N/A
“ “	South Africa	2011/04365
“ “	Switzerland	617115
“ “	Turkey	N/A
THERASPHERE (owned by Theragenics Corporation, licensed by Nordion (Canada) Inc.)	Australia	1009143
“ “	Australia	1083217
“ “	Brazil	828010595
“ “	Brazil	828010480
“ “	Canada	TMA758,531
“ “	China (People’s Republic)	5049836
“ “	China (People’s Republic)	5049835
“ “	European Community	4209979
“ “	European Community	4681698
“ “	Hong Kong	300518652
“ “	India	1553779
“ “	Israel	184539
“ “	Israel	184540
“ “	Japan	4992082
“ “	Korea. Republic of	694767
“ “	Russian Federation	303711
“ “	South Africa	2005/23029
“ “	South Africa	2005/23030
“ “	Taiwan	1213120
“ “	US	1,408,187

3.	Trade Secrets

Trade secrets are maintained under provisions for confidentiality under the Vendor’s Global Business Practices that all employees are required to comply with as a condition of employment.

Standard operating procedures and standard test method documents contain elements that are considered as trade secret – standard operating procedure and standard test method documents are maintained as confidential.

[redacted]

[Description: trade secrets procedures.]

The following codes are related to the process and are considered as trade secret (and are vaulted):

Code:	Drawing Number
[redacted]	[redacted]
[redacted]	[redacted]

The following industrial designs cover the process and are considered as trade secrets:

Item:	Drawing Number/Identification
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]

[Description: item/code and drawing number/identification.]

Section 3.15
Employee Benefit Plans

(a) Material Employee Benefit Plans
Country	Benefit plans (Non Legislated)	Compensation Plans/Policies/Programs (Non Legislated)
Canada
Health and Dental insurance – Exec and Non-Executive; Active employees Retirees Health Plan
Life Insurance - Exec and Non-Executive
Optional Life – Employee, Spouse, child
AD&D - Business Travel (War Risk) and Optional- Non Executive
AD&D - Basic and Optional - Executive
Critical Illness - Optional
Short Term Disability- Exec and Non-Executive
Long Term Disability - Exec and Non-Executive
Executive Health Coverage - Enhanced benefit
Company Holidays (Statutory, Personal, Floating)
Vacation
Sick & Paid Time Off (PTO)
Executive Allowance (
EAP
Retirement Saving Plans - DPSP/GRSP/RPP (Multiple matching formulas)
Nordion Retirement Plan OSFI Registration No. 56801
Fitness Reimbursement/Well Cell
Tuition Reimbursement
Volunteer Day
Flex Time (Christmas Make Up time)
Recreation Association
Leave Without Pay
Maternity, Parental and Adoption Leave
Special Leave
Executive Severance (Included in Employment Contracts)
Relocation Policy
Employee Referral Program
Total Rewards Policy

Health and Dental insurance – Exec and Non-Executive; Active employees Retirees Health Plan
Life Insurance - Exec and Non-Executive
Optional Life – Employee, Spouse, child
AD&D - Business Travel (War Risk) and Optional- Non Executive
AD&D - Basic and Optional - Executive
Critical Illness - Optional
Short Term Disability- Exec and Non-Executive
Long Term Disability - Exec and Non-Executive
Executive Health Coverage - Enhanced benefit
Company Holidays (Statutory, Personal, Floating)
Vacation
Sick & Paid Time Off (PTO)
Executive Allowance (
EAP
Retirement Saving Plans - DPSP/GRSP/RPP (Multiple matching formulas)
Nordion Retirement Plan OSFI Registration No. 56801
Fitness Reimbursement/Well Cell
Tuition Reimbursement
Volunteer Day
Flex Time (Christmas Make Up time)
Recreation Association
Leave Without Pay
Maternity, Parental and Adoption Leave
Special Leave
Executive Severance (Included in Employment Contracts)
Relocation Policy
Employee Referral Program
Total Rewards Policy

Annual Incentive Plan
Overtime and Other Premium Payments Policy
Termination Compensation
Stock Option Plan
Equity Incentive Plan (SAA Plan)
Employee Share Ownership Plan (ESOP)1* Company & Employee contributions ceased as of Mar 31, 2013. Plan closes Oct 31, 2013
Reward & Recognition Program
Annual Merit Cycle
Maternity Top Up
Executive Allowance
Nordion Incentive Compensation Recoupment Policy

Annual Incentive Plan
Overtime and Other Premium Payments Policy
Termination Compensation
Stock Option Plan
Equity Incentive Plan (SAA Plan)
Employee Share Ownership Plan (ESOP)1* Company & Employee contributions ceased as of Mar 31, 2013. Plan closes Oct 31, 2013
Reward & Recognition Program
Annual Merit Cycle
Maternity Top Up
Executive Allowance
Nordion Incentive Compensation Recoupment Policy

USA
Health and Dental insurance - Individual Plans
Basic Life Insurance
Optional Life – Employee & Spouse
AD&D - Basic and Optional
Short Term Disability - Non-executive
Long Term Disability – Non Executive
401k plan
Holidays (Statutory and company designated)
Vacation
Sick time off
Car Allowance
EAP
Fitness Reimbursement
Tuition Reimbursement
Worker's Compensation
Home Base Set Up
Volunteer Day
Relocation Policy
Employee Referral Program
Total Rewards Policy
Health and Dental insurance - Individual Plans
Basic Life Insurance
Optional Life – Employee & Spouse
AD&D - Basic and Optional
Short Term Disability - Non-executive
Long Term Disability – Non Executive
401k plan
Holidays (Statutory and company designated)
Vacation
Sick time off
Car Allowance
EAP
Fitness Reimbursement
Tuition Reimbursement
Worker's Compensation
Home Base Set Up
Volunteer Day
Relocation Policy
Employee Referral Program
Total Rewards Policy

Annual Incentive Plan
Sales Incentive Plan
Stock Option Plan
Equity Incentive Plan (SAA Plan)
Employee Share Ownership Plan (ESOP)1 Company & Employee contributions ceased as of Mar 31, 2013. Plan closes Oct 31, 2013.
Reward & Recognition Program
Annual Merit Cycle

Annual Incentive Plan
Sales Incentive Plan
Stock Option Plan
Equity Incentive Plan (SAA Plan)
Employee Share Ownership Plan (ESOP)1 Company & Employee contributions ceased as of Mar 31, 2013. Plan closes Oct 31, 2013.
Reward & Recognition Program
Annual Merit Cycle

Germany
Life Insurance - Private plan reimbursed by the company
Retirement and Saving Plans - Monthly Subsidy
Benefits from Family Events
Vacation
Car Allowance Home-base set up
EAP
Fitness Reimbursement
Tuition Reimbursement
Relocation Policy
Employee Referral Program
Total Rewards Policy
Life Insurance - Private plan reimbursed by the company
Retirement and Saving Plans - Monthly Subsidy
Benefits from Family Events
Vacation
Car Allowance Home-base set up
EAP
Fitness Reimbursement
Tuition Reimbursement
Relocation Policy
Employee Referral Program
Total Rewards Policy

Annual Incentive Plan
Sales Incentive Plan
Premiums/Overtime Work
Monthly Vacation Pay
Annual Merit Cycle
Reward & Recognition Program
Annual Incentive Plan
Sales Incentive Plan
Premiums/Overtime Work
Monthly Vacation Pay
Annual Merit Cycle
Reward & Recognition Program
Belgium
Health, Vision and Dental insurance - Individual Plans
Pension, LTD (Sickness & Disability), Life Insurance
Car Lease

Vacation
Seniority Days
Sick
EAP
Fitness Reimbursement
Tuition Reimbursement
Reduced Work Week (RTT)
Meal vouchers
Children Allocation Supplement
Transport costs
Reimbursement for Internet Home-base set up
2 Sectors 207/218
Relocation Policy
Employee Referral Program
Total Rewards Policy
Health, Vision and Dental insurance - Individual Plans
Pension, LTD (Sickness & Disability), Life Insurance
Car Lease

Vacation
Seniority Days
Sick
EAP
Fitness Reimbursement
Tuition Reimbursement
Reduced Work Week (RTT)
Meal vouchers
Children Allocation Supplement
Transport costs
Reimbursement for Internet Home-base set up
2 Sectors 207/218
Relocation Policy
Employee Referral Program
Total Rewards Policy

Annual Incentive Plan
Overtime and Other Premium Payments
Flat Monthly "On Call" Premium
Holiday Pay
13th Month Pay
Gift Cheque
Equity Incentive Plan (SAA Plan)
Merit Bonus
Annual Merit Cycle - Legislated
Reward & Recognition Program
Annual Incentive Plan
Overtime and Other Premium Payments
Flat Monthly "On Call" Premium
Holiday Pay
13th Month Pay
Gift Cheque
Equity Incentive Plan (SAA Plan)
Merit Bonus
Annual Merit Cycle - Legislated
Reward & Recognition Program
UK
Health, Vision and Dental insurance - Legislative coverage with enhanced benefits
Pension - Individual Plan
Life Insurance
Group Income Protection Plan
Car Allowance
Vacation
EAP
Fitness Reimbursement
Tuition Reimbursement
Relocation Policy
Employee Referral Program
Total Rewards Policy
Health, Vision and Dental insurance - Legislative coverage with enhanced benefits
Pension - Individual Plan
Life Insurance
Group Income Protection Plan
Car Allowance
Vacation
EAP
Fitness Reimbursement
Tuition Reimbursement
Relocation Policy
Employee Referral Program
Total Rewards Policy

Sales Incentive Plan
Reward & Recognition Program
Annual Merit Cycle
Sales Incentive Plan
Reward & Recognition Program
Annual Merit Cycle
France
Health, Vision and Dental insurance - Legislative coverage with enhanced benefits
Life Insurance, AD&D, LTD (Sickness & Disability) - Legislative coverage with enhanced benefits
Car Allowance
Vacation
Leave Bank Agreement (in process)
Reduced Work Week (RTT)
EAP
Fitness Reimbursement
Tuition Reimbursement Home-base set up
French National Collective Bargaining Agreement for the Pharmaceutical Industry
Relocation Policy
Employee Referral Program
Total Rewards Policy
Health, Vision and Dental insurance - Legislative coverage with enhanced benefits
Life Insurance, AD&D, LTD (Sickness & Disability) - Legislative coverage with enhanced benefits
Car Allowance
Vacation
Leave Bank Agreement (in process)
Reduced Work Week (RTT)
EAP
Fitness Reimbursement
Tuition Reimbursement Home-base set up
French National Collective Bargaining Agreement for the Pharmaceutical Industry
Relocation Policy
Employee Referral Program
Total Rewards Policy

Sales Incentive Plan
13th month pay (1/2 paid in June and other 1/2 in December)
Reward & Recognition Program
Annual Merit Cycle
Sales Incentive Plan
13th month pay (1/2 paid in June and other 1/2 in December)
Reward & Recognition Program
Annual Merit Cycle

[redacted] [Description: statement with respect to employee benefits.]

(c)	Additional Benefit Plans

[redacted]

[Description: additional benefit plans considerations.]

(d)           Benefits Beyond Retirement or Other Termination of Service

1.           Vendor Pension Plans
2.           Retiree health benefits (1 employee)

Section 3.16
Employees; Labour Relations

[redacted]

[Description: I-9 and work rules considerations.]

Section 3.19
Environmental Matters

[redacted]

[Description: exception to section 3.19 of the agreement: environmental matters.]

Section 3.20
Permits
Europe

The BSI Design Examination Certificate No. CE [redacted] and BSI Full Quality Assurance No. [redacted] are not transferrable. The Corporation must obtain Design and Quality Assurance certificates in its own name.

EU Country Specific Registrations/Listings

France - Vendor holds an ASN nuclear import registration, authorizing the import of Co-60 into France. This license will not be transferred to the Corporation.

Belgium – Vendor holds an AFCN registration for Import of Radioactive Substances (AFCN [redacted]) into Belgium This license will not be transferred to the Corporation.

Vendor holds an AFMPS registration of active implantable medical device ([redacted]). This type of licence must be held by a European entity and therefore will not be transferred to the Corporation.

Switzerland -Vendor holds an import licence ([redacted]) authorizing the import of Co-60 and TheraSphere into Switzerland.

Other Jurisdictions

[redacted]

[Description: names and numbers of permits and list of applications for reimbursement.]

Section 3.21
Regulatory Matters

[redacted]

1)
In February 2009 training was being carried out at a user site in the US using a newly modified TheraSphere Administration set.  During training, a small amount of air was observed in the outlet line. Upon investigation, it was determined that the use of the pinch clamp that was designed to prevent this type of occurrence was not described in the instructions for use.  A user bulletin was issued to all sites that had been trained in the use of the modified administration set, and device correction reports were submitted to Health Canada, the USFDA and to the competent authorities in the EU.  These notifications were all completed by the end of February 2009.   Package inserts were updated to reflect use of the pinch clamp, the updated package inserts were implemented in September 2009 in Canada and the US, and in October 2009 for the EU.  This event is documented in Field Action File # TS090201.

[redacted]

2)
In March 2011 it was discovered that two TheraSphere Administration Accessory kits in the field had the same serial number, one in Germany and the other in Turkey.  Work instructions were prepared for relabeling the kits in the field.  The kits were relabeled in the field by the Vendor’s employees.  It was determined that the incident was reportable to the German competent authority, but was not required for the Turkish competent authority.  A manufacturers incident report was sent to the German competent authority in April, copied to our Notified Body (BSI) and our Authorized Representative in Europe (Best Medical Belgium).  This event is documented in Field Action File # TS110301.

[redacted]

[Description: description of regulatory matters and infractions.]

Section 3.22
Compliance with Laws

Nil.

Section 3.23
Litigation

The Vendor’s and its Affiliates’ ongoing internal investigation focusing on compliance with the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act or any other similar investigations, enquiries or actions by any Governmental Authority with respect to the same subject matter

Please also refer to Section 3.16, Section 3.19, Section 3.20, Section 3.21, Section 3.28 and Section 3.33 of the Disclosure Schedule.

Section 3.24
Affiliate Transactions

Nordion (US) Inc. provides certain sales and marketing services to the Vendor with respect to the Business.   Certain of these employees also “proctor” or train users on starting up a program and safely delivering a radioactive product.

Nordion S.a.R.L. holds certain Permits required in connection with the operation of the Business and is a party to the lease for the office in Luxembourg with [redacted] dated April 3, 2012.

[Description : name of third party.]

Section 3.25
Brokers

Jefferies LLC, 520 Madison Avenue, New York, New York 10022

Section 3.26
Major Suppliers and Customers

[redacted]

[Description: major supplier and customers, value of payments or billing and description.]

Section 3.28
Manufacturing

[redacted]

1)
In February 2009 training was being carried out at a user site in the US using a newly modified TheraSphere Administration set.  During training, a small amount of air was observed in the outlet line. Upon investigation, it was determined that the use of the pinch clamp that was designed to prevent this type of occurrence was not described in the instructions for use.  A user bulletin was issued to all sites that had been trained in the use of the modified administration set, and device correction reports were submitted to Health Canada, the USFDA and to the competent authorities in the EU.  These notifications were all completed by the end of February 2009.   Package inserts were updated to reflect use of the pinch clamp, the updated package inserts were implemented in September 2009 in Canada and the US, and in October 2009 for the EU.  This event is documented in Field Action File # TS090201.

2)
In March 2011 it was discovered that two TheraSphere Administration Accessory kits in the field had the same serial number, one in Germany and the other in Turkey.  Work instructions were prepared for relabeling the kits in the field.  The kits were relabeled in the field by the Vendor’s employees.  It was determined that the incident was reportable to the German competent authority, but was not required for the Turkish competent authority.  A manufacturers incident report was sent to the German competent authority in April, copied to our Notified Body (BSI) and our Authorized Representative in Europe (Best Medical Belgium).  This event is documented in Field Action File # TS110301.

[redacted]

[Description: Exceptions to section 3.28 of the agreement - Manufacturing.]

Section 3.30
Copies of Contracts, etc.

Investigator-Initiated Study Agreement [redacted] has expired but will be renewed. The parties are acting as though it is still in force.

Contracts with the following distributors are in the process of being finalized:

[redacted]

[Description: names of distributor/agent, country, type of agreement, start date and expiry date.]

Section 3.32
Trade Allowances

All customers (i.e. hospitals or distributors, as the case may be), with the exception of those listed below this 2013 Price List, receive pricing according to the following 2013 Price List:

2013 Price List

[redacted]

[Description: Geographic Region/Hospital and price per treatment/patient.]

Changes in the past two years to the 2013 Price List above are as follows:

[redacted]

[Description: list of price changes.]

Section 3.33
Product Sold

Please refer to Section 3.20 and Section 3.21 of the Disclosure Schedule.

Schedule 4
Exceptions to Representations and Warranties of the
Purchaser

Section 4.3                      Government Approvals, Notices and Filings

UK Listing Authority approval

Section 4.4                      Third Party Consents, Approvals and Notices

BTG plc shareholder approval

Section 4.7                      Brokers

J.P. Morgan Limited

Schedule 5.1
Conduct of the Business Prior to Closing

Nil.

Schedule 5.2
Restrictions

In relation to paragraph iv):

1.
The Vendor has initiated a process, including obtaining the relevant internal approvals, intended to terminate the Vendor’s 401-K plan in the U.S.  The Vendor is currently completing final audits of the 401-K and following which, the Vendor intends to initiate the termination process with the regulators in the U.S.

In relation to paragraph vi):

[redacted]

1.	Investigator-Initiated Study Agreement [redacted] has expired but will be renewed. The parties are acting as though it is still in force.

In relation to paragraph xiii):

1.	The Vendor has issued draft agreements for signature or review to the following distributors: [redacted]

[Description: description of amendment to an arrangement and names of third parties.]

Schedule 8.4
Consents and Approvals of the Purchasing Parties

•	Written consent of the [redacted] to the assignment to the Corporation of the supply agreement dated June 1, 2008 and the transactions contemplated in the Agreement;
•	Written consent of [redacted] to the assignment to the Corporation of the supply agreement dated September 14, 2001 and the transactions contemplated in the Agreement;
•	Written consent of [redacted] to the assignment to the Corporation of the licensing agreement dated March 23, 1995 and the transactions contemplated in the Agreement;
•	Written consent of [redacted] to the assignment of the Senior Director Commercial Development – Asia Pacific project agreement(s) under the master services agreement dated April 2, 2012;
•	Release and written consent of The Toronto-Dominion Bank in regards to the transfer of the Business Assets to the Corporation; and
•	UK Listing Authority approval of transactions contemplated in the Agreement, including BTG plc shareholder approval.

Schedule 8.9
Opinion of Counsel for Vendor

[redacted]

[Description: form of opinion of counsel for Vendor.]

Schedule 8.12
Non-Competition

NON-COMPETITION AGREEMENT

THIS AGREEMENT is made as of ●, 2013
BETWEEN:
BTG International Holdings Ltd, a corporation organized and existing under the laws of the United Kingdom,

(the “Purchaser”)

- and –

BTG Plc, a corporation organized and existing under the laws of the United Kingdom,

(the “Purchaser Parent”)

- and -

Nordion (Canada) Inc., a corporation organized and existing under the Canada Business Corporations Act,

(the “Vendor”)

- and -

Nordion Inc., a corporation organized and existing under the Canada Business Corporations Act,

(the “Vendor Parent”).

- and -

NewCo, a corporation organized and existing under the Canada Business Corporations Act,

(the “Company”).

RECITALS:
A.
Pursuant to a share purchase agreement dated May 22, 2013 (the “Purchase Agreement”) made between the Purchaser, the Purchaser Parent, the Vendor and the Vendor Parent, the Vendor agreed to sell and the Purchaser agreed to purchase all of the issued and outstanding shares of the Company.

B.
The Purchase Agreement contemplates that the Company and the Vendor will enter into a manufacturing and support agreement (the “Manufacturing Agreement”) and transition services agreement (the “Transition Services Agreement”) upon the Closing of the transaction contemplated by the Purchase Agreement.

C.	The Vendor Parent owns and controls all of the issued and outstanding shares of the Vendor.

D.
The Company is engaged in the business of the design, development, manufacture, sales and marketing of Y90 glass microspheres for the treatment of cancer (the “Business”) in [redacted] (the “Territory”). [Description: list of countries.]

E.
The consideration for the purchase by the Purchaser of the Company includes the covenants of the Vendor in this Agreement, and Section 8.12 of the Purchase Agreement provides that the Vendor and Vendor Parent will sign a Non-Competition Agreement at the time of Closing in respect of the Business.

F.
The Vendor, the Vendor Parent, the Purchaser and the Purchaser Parent acknowledge that this Agreement is necessary in order for the Purchaser to receive the full benefit of (i) the goodwill of the Company and (ii) the consideration payable to the Vendor for the Purchase Price, and for the Company to receive the full benefit of the Manufacturing Agreement and, accordingly, the Vendor, Vendor Parent, the Purchaser, the Purchaser Parent and the Company are willing to enter into this Agreement in order to protect that goodwill.

THEREFORE the parties agree as follows:
1.	Interpretation

Unless otherwise defined in this Agreement, all capitalized terms used in this Agreement shall have the meanings attributed to them in the Purchase Agreement.
2.	Non-Competition

Each of the Vendor and Vendor Parent severally covenant with the Purchaser, Purchaser Parent and the Company that they shall not, and shall cause their Affiliates not to, for a period of ten years (the “Restricted Period”), within the Territory, except to the extent contemplated or permitted by this Agreement, the Manufacturing Agreement or the Transition Services Agreement, either alone or in conjunction with any individual, partnership, firm, association, syndicate, company or other entity, whether as principal, agent, consultant, employee, shareholder (other than a holding of shares listed on a recognized North American stock exchange that does not exceed two percent (2%) of the outstanding shares so listed, provided that none of the Vendor, any of its Affiliates or any Person acting jointly or in concert with the Vendor is involved in any manner whatsoever with the management of such listed issuer), or in any other manner, whatsoever, directly or indirectly:
(a)
carry on or be engaged in, or be interested in the Business or advise, invest, lend money to, guarantee the debts or obligations of or permit its name or the tradename “TheraSphere”, or any confusingly similar tradename, to be used or employed by any person, firm, association, syndicate, company or corporation engaged in or concerned with or interested in the Business; or

(b)
manufacture, process, sell, distribute (wholesale or retail), promote, or market any Y90 glass microsphere products related to the treatment of cancer, whether on its own behalf or on behalf of any third party (other than the Company and its Affiliates during the term of the Manufacturing Agreement and the Transition Services Agreement).

3.	Restrictive Covenants

The Vendor shall, and shall cause its Affiliates to, take all actions reasonably necessary to assign to the Purchaser, all agreements between the Vendor or its Affiliates and employees or any other persons or companies solely to the extent such agreements that directly or indirectly prohibit or restrict:
(a)	competition with the Business in the Territory; or

(b)	the use of any confidential information, including customer lists, used in connection with the Business carried on by the Vendor or its Affiliates;

and the Vendor and its Affiliates shall not waive or release any such employee or other person from any such obligations under any such agreements.
4.	Business Combinations

Neither the Vendor nor the Vendor Parent shall (and each of the Vendor and the Vendor Parent shall cause all of their Affiliates not to) sell a material portion of the assets of its radiopharmaceutical business during the Restricted Period to any third party unless the Vendor causes such third party to enter into a non-competition agreement with the Company, the Purchaser and the Purchaser Parent in respect of the Business on substantially the same terms as this Agreement. If, during the Restricted Period, the Vendor or the Vendor Parent or any of their respective Affiliates is acquired by a third party in any circumstances where such acquisition includes a material portion of the radiopharmaceutical business, then the Vendor will continue to be subject to the Vendor’s obligations under this Agreement and the third party will assume Vendor Parent’s obligations under this Agreement for the remainder of the Restricted Period.

5.	Enforcement

The Vendor and Vendor Parent specifically acknowledge that the Purchaser and Purchaser Parent, in agreeing to purchase the Company, have relied on each of the Vendor’s and Vendor Parent’s covenants of non-competition as set forth in this Agreement and that this Agreement is an integral part of the transaction contemplated by the Purchase Agreement under which the Vendor and Vendor Parent have received significant benefit. The Vendor and Vendor Parent, therefore, specifically acknowledge and agree that breach of the terms of this Agreement by the Vendor or Vendor Parent or any Affiliate thereof, would cause the Purchaser and Purchaser Parent irreparable harm not compensable in damages. The Vendor and Vendor Parent further acknowledge and agree that it is essential to the effective enforcement of this Agreement that the Purchaser and Purchaser Parent be entitled to the remedy of an injunction without being required to show irreparable harm. Having regard to the importance of the goodwill of the Company purchased under the Purchase Agreement, the purchase price for such goodwill and all of the circumstances of the transaction referred to in the Purchase Agreement, the Vendor and Vendor Parent acknowledge and agree that the terms of this Agreement are just and reasonable having regard to all the circumstances. The Vendor and Vendor Parent acknowledge that they have received independent legal advice from Torys LLP prior to executing this Agreement.
6.	Severability

If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.
7.	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:
(a)	in the case of a Notice to the Purchaser, Purchaser Parent and the Company at:

c/o BTG plc
5 Fleet Place
London EC4M 7RD
United Kingdom

Attention:                      Chief Executive Officer

Fax:                      ●

E-mail:                                ●

With a copy to, which copy shall not constitute notice:
Osler, Hoskin & Harcourt LLP
Suite 1900, 340 Albert Street
Ottawa ON K1R 7Y6

Attention:                      Craig Wright

Fax:                      416.862.6666

E-mail:                                cwright@osler.com

(b)	in the case of a Notice to the Vendor or Vendor Parent at:

Nordion (Canada) Inc.
447 March Road
Ottawa, ON
K2K 1X8

Attention:                      Chief Executive Officer and General Counsel

Fax:                      613.592.5302

E-mail:                                legal@nordion.com

With a copy to, which  copy shall not constitute notice:

Torys LLP

Suite 3000, P.O. Box 270

79 Wellington Street West

TD Centre

Toronto, ON M5K 1N2

Attention:                      Cheryl V. Reicin

Fax:                      416.865.7380

E-mail:                                creicin@torys.com

Any Notice delivered or transmitted to a party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt.  However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.
Any party may, from time to time, change its address by giving Notice to the other parties in accordance with the provisions of this Section.
For purposes of this Section, Business Day means any day, other than a Saturday, Sunday, or statutory holiday, in the Province of Ontario.
8.	Miscellaneous

(a)	This Agreement shall be governed by and interpreted in accordance with the law of the Province of Ontario, and the federal law of Canada applicable therein.

(b)	This Agreement shall enure to the benefit of and be binding upon the Parties and their successors and assigns.

(c)
No amendment, supplement, modification, waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.

(d)	No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of each of the other Parties.

(e)	Unless the context otherwise requires, words importing the singular include the plural and vice versa.

9.	Consent to Jurisdiction

Each of the parties to this Agreement irrevocably attorns and submits to the exclusive jurisdiction of any Ontario court sitting in Toronto in any action or proceeding arising out of or relating to this Agreement and irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such Ontario court.  Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding.  A final judgement in any such action or proceeding shall be conclusive and may be enforced in other jurisdiction by suit on the judgement or in any other manner provided by law.
10.	Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.
[Signature Page Follows]

IN WITNESS OF WHICH the parties have executed this Agreement.
NORDION (CANADA) INC.
By:
Name:
Title:
By:
Name:
Title:

NORDION INC.
By:
Name:
Title:
By:
Name:
Title:

BTG INTERNATIONAL HOLDINGS LTD.
By:
Name:
Title:
By:
Name:
Title:

BTG PLC
By:
Name:
Title:
By:
Name:
Title:

NEWCO
By:
Name:
Title:
By:
Name:
Title:

Schedule 8.13
Key Employees

Three of the following four Employees:

[names redacted]
Schedule 9.4
Consents and Approvals of the Vendor

Release and written consent of The Toronto-Dominion Bank in regards to the transfer of the
Business Assets to the Corporation

Schedule 9.7
Opinion of Counsel for Purchaser

1.	The Purchaser is a corporation existing under the laws of the United Kingdom.

2.	The Parent is a corporation existing under the laws of the United Kingdom.

3.	There are no restrictions on the corporate power and capacity of the Purchaser or the Parent to own property and assets and carry on business.

4.	Each of the Parent and the Purchaser has all necessary corporate power and capacity to enter into the Purchase Agreement and to carry out its obligations under the Purchase Agreement.

5.
The execution and delivery of the Purchase Agreement and the performance of its obligations under such Purchase Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser and the Parent.

6.	The Purchase Agreement has been duly executed and delivered by each of the Purchaser and the Parent, and is enforceable against each of them in accordance with its terms.

7.
None of the Purchaser or Parent is a party to, bound or affected by or subject to any provision in the Purchaser Constating Documents or the Parent Constating Documents, as applicable, statutory law or regulation or in any shareholders’ agreement known to us which is violated, contravened or breached by the execution and delivery by any of them of the Purchase Agreement or the performance by any of them of any of the terms thereof.

8.	Other than those which have already been obtained or made there are no:

(a)	authorizations, approvals, orders, consents, permits or other actions required by;

(b)	filings required to be made with; or

(c)	notices required to be given to

any governmental agency or authority, regulatory body, court, tribunal or other similar entity having jurisdiction under anti-trust, foreign investment, or securities law, in connection with the execution and delivery by the Purchaser and the Parent of the Purchase Agreement or the performance by each of them of its obligations under the Purchase Agreement.